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EXHIBIT 99.1

June 7, 2013
Shareholders of Acquity Group Limited
Re: Notice of Extraordinary General Meeting of Shareholders
Dear Shareholder:

        You are cordially invited to attend an extraordinary general meeting of shareholders of Acquity Group Limited (the "Company") to be held on July 3, 2013, at 10:00 a.m., local time, at the office of Shearman & Sterling, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof. We hope that you can attend.

        The purpose of the extraordinary general meeting is for you and our other shareholders to consider and vote upon a proposal to approve and adopt the agreement and plan of merger (the "merger agreement") providing for the acquisition of the Company by Accenture Holdings B.V. through the merger of Mahi Acquisition Corporation Ltd., a wholly owned subsidiary of Accenture Holdings B.V., with and into the Company (the "merger"), and the transactions contemplated by the merger agreement, including the purchase of all of the Company's equity interest in Xijiao International Limited and Cool Sports (BVI) Limited (collectively, the "JV interests") by Chan Kin Fei Adrian, a director of the Company, effective as of the closing of the merger.

        If the merger agreement is approved and adopted by the requisite vote of our shareholders and the merger is completed, holders of our ordinary shares, referred to herein as "Shares," including Shares represented by American Depositary Shares, referred to herein as "ADSs," each representing two Shares, will have the right to receive $6.50 per Share or $13.00 per ADS (less the cancellation fee of $0.05 per ADS), in each case in cash without interest and less any applicable withholding taxes. Following the merger, the Company will be wholly owned by Accenture Holdings B.V., and as the result of the merger, the ADSs will no longer be listed on the New York Stock Exchange and the American Depositary Shares program for the ADSs will terminate.

        Our board of directors has determined that each of the merger and the transfer of the JV interests is advisable and fair to, and in the best interests of the Company and our shareholders and approved and declared advisable the merger agreement, the merger, the share transfer agreement, the transfer of the JV interests and the other transactions contemplated by each of the merger agreement and the share transfer agreement (including, but not limited to, the amendment and restatement of our memorandum and articles of association). Our board of directors unanimously recommends that you vote FOR the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and FOR the proposal to adjourn the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

        Pursuant to the merger agreement, the merger cannot occur unless the merger agreement and the merger are approved and adopted by the affirmative vote of the holders of two thirds or more of the Shares who, being permitted to do so, attend and vote at the extraordinary general meeting (in person or by proxy), voting by poll. Pursuant to our articles of association, on a poll, each shareholder will have one vote for each Share of which it is a holder. The consummation of the merger is also subject to the satisfaction of certain other conditions to closing as set forth in the merger agreement.

        Regardless of the number of the Shares or ADSs you own, your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete and submit the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. If you have Shares registered in your name on June 4, 2013, the Share record date for voting at the extraordinary general meeting, your proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. Please note that if you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to submit your proxy for the extraordinary general meeting. Submitting a proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on the Share record date for voting at the extraordinary general meeting, as the chairman of our board of directors has undertaken to demand poll voting at the meeting.

        If you own ADSs as of the Share record date for voting at the extraordinary general meeting, you may instruct JP Morgan Chase Bank, N.A., in its capacity as depositary of the ADSs (the "ADS depositary") and as the record holder of the Shares underlying the ADSs, how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 12:00 p.m. New York City time on July 1, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. We have asked the ADS depositary to forward this information to you in accordance with the terms of the depositary agreement previously entered into between the Company and the depositary agreement (the "depositary agreement") and, as such, the ADS depositary disclaims any responsibility with respect to the accuracy or completeness of such information. The ADS depositary does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the extraordinary general meeting. The rights and obligations of holders of ADSs, the Company and the ADS depositary are set forth in their entirety in the depositary agreement and are summarized in the American Depositary Receipts evidencing the ADSs. The depositary agreement was previously filed as Exhibit 4.3 to the Company's Registration Statement on Form F-1, which was originally filed with the U.S. Securities and Exchange Commission (the "SEC") on March 8, 2012 and can be accessed free of charge from the SEC's website at www.sec.gov.

        If you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

        The accompanying notice of extraordinary general meeting and proxy statement provide you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

        We have engaged Innisfree M&A Incorporated to assist in soliciting proxies from our shareholders in connection with the approval of the merger and the approval and adoption of the merger agreement and the transactions contemplated thereby.

        If you have any questions or need assistance voting your Shares or ADSs, please contact Jessica Barist Cohen of Ogilvy Financial, our investor relations company, by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com, or Innisfree M&A Incorporated by phone at (888) 750-5834 (toll-free from the US and Canada) or 412-232-3565 (from other countries). Banks and brokers may call collect at (212) 750-5833.

        On behalf of Acquity Group Limited, we would like to thank all of our shareholders for their ongoing support as we prepare to take part in this important event in our history.

Sincerely,

/s/ G. George Lu
G. George Lu
Executive Chairman and Group Chief Executive

 NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 3, 2013

June 7, 2013

Dear Shareholder:

        Notice is hereby given that an extraordinary general meeting of the shareholders of Acquity Group Limited, referred to herein alternately as "the Company," "us," "our" or "we," will be held on July 3, 2013 at the office of Shearman & Sterling, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong at 10:00 a.m., Hong Kong time, to consider and vote upon the following:

  1.
  as a special resolution, to approve and adopt the agreement and plan of merger, dated as of May 17, 2013 (as it may be amended from time to time, the "merger agreement"), among Accenture Holdings B.V., Mahi Acquisition Corporation Ltd. and the Company, and approve the transactions contemplated by the merger agreement, including (i) the merger of Mahi Acquisition Corporation Ltd. with and into the Company (the "merger") and (ii) the sale of all of the 1,995,158 shares in Cool Sports (BVI) Limited held by the Company and the 1 share in Xijiao International Limited owned by the Company (collectively, the "JV interests") to Chan Kin Fei Adrian, or the "JV Purchaser," effective as of the closing of the merger, pursuant to the share transfer agreement, dated as of May 17, 2013, between the Company and the JV Purchaser (as it may be amended from time to time, the "share transfer agreement"); and

  2.
  as an ordinary resolution, to approve any motion to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

        Pursuant to the Cayman Companies Law, the merger agreement, the merger and the other transactions contemplated by the merger agreement must be authorized by a special resolution, being the affirmative vote of not less than two thirds of the votes of the record holders of ordinary shares of the Company, referred to herein as "Shares," who, as being entitled to do so, attend and vote at the extraordinary general meeting.

        Only holders of Shares of record at the close of business in the Cayman Islands on June 4, 2013, are entitled to vote at this extraordinary general meeting or any adjournment or postponement thereof. A list of the shareholders of the Company will be available at the office of Shearman & Sterling, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

        After careful consideration, the board of directors of the Company approved the merger agreement and unanimously recommends that you vote FOR the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and FOR any proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the approval and adoption of the merger agreement and the transactions contemplated thereby in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting. If you intend to vote your Shares at the extraordinary general meeting, then, even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. Your proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. Please note that if you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to submit your proxy for the extraordinary general meeting. The proxy card is the "instrument of proxy" as referred to in the Company's articles of association. Submitting the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain a proxy from the record holder issued in your name.

        If you fail to submit your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Shares that are registered in different names, please ensure that you properly submit all proxy cards sent to you in accordance with the instructions set forth on such proxy cards.

        If you own American Depositary Shares, which we refer to herein as "ADSs," each representing two Shares, as of June 4, 2013, the Share record date for voting at the extraordinary general meeting, you may instruct JP Morgan Chase Bank, N.A., referred to herein as the "ADS depositary," in its capacity as depositary of the ADSs (and as the holder of the Shares underlying the ADSs), how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 12:00 p.m. New York City time on July 1, 2013 in order to vote the underlying Shares at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions.

        PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

        The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from the shareholders of the Company in connection with the approval and adoption of the merger agreement and the transactions contemplated thereby.

        If you have any questions or need assistance voting your Shares or ADSs, please contact our investor relations contact, Jessica Barist Cohen of Ogilvy Financial by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com, or Innisfree M&A Incorporated by phone at (888) 750-5834 (toll-free from the US and Canada) or 412-232-3565 (from other countries). Banks and brokers may call collect at (212) 750-5833.

        The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement carefully.

Notes:

  1.
  In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose, seniority will be determined by the order in which the names stand in the register of shareholders of the Company.

  2.
  The instrument appointing a proxy will be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

  3.
  A proxy need not be a member (registered shareholder) of the Company.

  4.
  The chairman of the meeting may at his discretion direct that a proxy card will be deemed to have been duly lodged. A proxy card that is not lodged in the manner permitted will be invalid.

  5.
  Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF ACQUITY GROUP LIMITED,

/s/ G. George Lu
G. George Lu
Executive Chairman and Group Chief Executive

Dated this 7th day of June, 2013.

i

ii

SUMMARY TERM SHEET

        This "Summary Term Sheet," together with the "Questions and Answers About the Extraordinary General Meeting and the Merger," summarizes the material information contained in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement, and you may obtain such information without charge by following the instructions in "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 78. All references to "dollars" and "$" in this proxy statement are to United States dollars.

 The Parties Involved in the Merger

Acquity Group Limited

        Acquity Group Limited is a leading brand e-commerce and digital marketing company that leverages the internet, mobile devices and social media to enhance our clients' brands and e-commerce performance. We are the digital agency of record for a number of well-known global brands in multiple industries, which means we are the principal provider of the brand e-commerce and digital marketing services for these clients. We deliver end-to-end solutions to address our clients' brand e-commerce and digital marketing needs. We offer three types of services: digital strategy, multi-channel digital marketing and brand e-commerce technology services. In this proxy statement, unless otherwise specified or the context otherwise requires, the terms "the Company," "us," "our" and "we" refer to Acquity Group Limited and its subsidiaries.

        The Company's principal executive offices are located at 6th Floor, Alexandra House, 18 Charter Road, Hong Kong. Our registered office in the Cayman Islands is at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

        For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2012 filed on April 8, 2013, which is incorporated herein by reference. See "Where You Can Find More Information" for a description of how to obtain a copy of our Annual Report.

Accenture Holdings B.V.

        Accenture Holdings B.V., which we refer to herein as "Parent," is a private company with limited liability registered in the Netherlands. Parent is a wholly owned subsidiary of Accenture plc, a global management consulting, technology services and outsourcing company. Parent's principal executive offices are located at Gustav Mahlerplein 90, 1082MA, Amsterdam, Netherlands.

Mahi Acquisition Corporation Ltd.

        Mahi Acquisition Corporation Ltd., which we refer to herein as "Merger Subsidiary," is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent and formed for the purpose of engaging in the merger. Merger Subsidiary's registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Merger (Page 22)

        You are being asked to vote for the approval and adoption of the agreement and the plan of merger (as it may be amended from time to time, the "merger agreement"), dated as of May 17, 2013,

among the Company, Parent and Merger Subsidiary, and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement. Pursuant to the merger agreement, once the merger agreement is adopted and approved by the requisite vote of the shareholders of the Company and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, Merger Subsidiary will merge with and into the Company, with the Company continuing as the surviving company in the merger with an amended and restated memorandum and articles of association. The Company, as the surviving company, will be a wholly owned subsidiary of Parent. If the proposed merger is completed, the Company will cease to be a publicly-traded company and its American Depositary Shares, or "ADSs," will no longer be listed on the NYSE AMEX, or the "NYSE," and the American Depositary Shares program for the ADSs will terminate.

        A copy of the merger agreement is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

        If the merger is approved and the other conditions to the completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, the Company will file the plan of merger with the Cayman Islands Registrar of Companies (the "Registrar") which, if the requirements of the Companies Law of the Cayman Islands (as amended), which we refer to herein as the "Cayman Companies Law," are satisfied, will register the plan of merger and issue a certificate of merger. The merger will be effective on the date and time the plan of merger is filed with the Registrar.

Merger Consideration (Page 38)

        If the merger is completed, our shareholders, other than Parent, Merger Subsidiary and the Company, and other than our shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Cayman Companies Law, will be entitled to receive $6.50 in cash without interest for each of our ordinary shares, nominal or par value $0.0001 per share, referred to herein each as a "Share" and, collectively, the "Shares," owned by such shareholders, or $13.00 in cash without interest and less the $0.05 cancellation fee per ADS (each of which represents two Shares), in each case less any applicable withholding taxes, owned by such shareholders or ADS holders, as applicable, as of the effective time of the merger. If the merger is completed, our shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' rights under the Cayman Companies Law, which shareholders are referred to herein as "dissenting shareholders," will not receive any merger consideration from Parent in connection with the merger and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholder's Shares (the "Dissenters' Shares"). If there are no dissenting shareholders exercising dissenters' rights, the total cash consideration to be paid to the Company's shareholders, ADS holders, holders of unvested restricted shares and holders of restricted share units if the merger is completed will be approximately $316 million in the aggregate. At the effective time of the merger, each of the Shares beneficially owned by Parent, Merger Subsidiary or the Company will be cancelled and cease to exist without payment of any consideration.

Treatment of Restricted Shares and Restricted Share Units (Page 39)

        If the merger is completed, each unvested restricted share or restricted share unit that remains outstanding as of immediately prior to the effective time of the merger, whether or not exercisable or vested, under the Company's 2011 Share Incentive Plan adopted in November 2011 (the "2011 Incentive Plan"), will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger and in any event no more than thirty (30) days following the closing date of the merger, a cash amount equal to the number of Shares underlying such unvested restricted share or restricted share unit immediately prior to the effective time of the merger multiplied by $6.50, without interest and less any applicable withholding taxes.

Record Date and Voting (Page 48)

        You are entitled to vote at the extraordinary general meeting only if you have Shares registered in your name at the close of business in the Cayman Islands on June 4, 2013, the Share record date for voting at the extraordinary general meeting, or if you are a record holder of ADSs at the close of business in New York City on the Share record date for voting at the extraordinary general meeting.

        If you are a record holder of ADSs on the Share record date for voting at the extraordinary general meeting, you may instruct JP Morgan Chase Bank, N.A. as ADS depositary (the "ADS depositary") and as the record holder of the Shares underlying the ADSs, how to vote the Shares underlying your ADSs by filling out the ADS Voting Instructions Card, the form of which is attached as Annex B. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 12:00 p.m. New York City time on July 1, 2013, in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions.

        Each outstanding Share on the Share record date for voting at the extraordinary general meeting entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof. As of the Share record date for voting at the extraordinary general meeting, there were 47,032,820 Shares outstanding and entitled to vote at the extraordinary general meeting. If you had Shares registered in your name on the Share record date for voting at the extraordinary general meeting, you must fill out the proxy card, the form of which is attached as Annex C and deliver the proxy card to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. Please note that if you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to submit your proxy for the extraordinary general meeting. See "Voting Information" below.

Vote Required (Page 48)

        The approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a "special resolution."

        Based on the number of Shares that are entitled to vote at the extraordinary general meeting, approximately 31,355,214 Shares must be voted in favor of the proposal to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby, in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Pursuant to support agreements entered into by (i) Datai Bay Investments Ltd. ("Datai Bay"), a company incorporated in the Cayman Islands and a 100% indirect subsidiary of Khazanah Nasional Berhad. the strategic investment fund of the government of Malaysia, (ii) Surfmax Investment Partners Limited ("Surfmax"), a limited liability company incorporated in the British Virgin Islands, (iii) SHK Asian Opportunities Fund, L.P., a Cayman Islands limited partnership (iv) Spear Holdings, LLC, (v) Raymond G. Grady, (vi) Andrew Alan Peebler, (vii) Jay Dettling and

(viii) G. George Lu (collectively referred to herein as the "Supporting Shareholders"), on the one hand, and Parent, on the other hand, the Supporting Shareholders have agreed to vote in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby and to vote against any other acquisition proposal at the extraordinary general meeting. As of June 4, 2013, the Share record date for voting at the extraordinary general meeting, the Supporting Shareholders beneficially owned, in the aggregate, 27,815,058 Shares, which represents approximately 59.1% of the Shares entitled to vote at the extraordinary general meeting. Approval of the transactions contemplated by the merger agreement requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present. Assuming the Supporting Shareholders comply with their obligations under the support agreements, if all shareholders vote in person or by proxy at the extraordinary general meeting, approximately 3,540,156 additional votes will be required to approve and adopt the merger agreement and the transactions contemplated thereby. Assuming the Supporting Shareholders comply with the terms of the support agreements, a quorum will be present at the extraordinary general meeting.

        The voting obligations of the Supporting Shareholders contained in their respective support agreements terminate upon the earliest to occur of (i) the consummation of the merger, (ii) the termination of the merger agreement or any amendment to the merger agreement which materially and adversely affects such Supporting Shareholder (including, without limitation, any decrease in the per Share merger consideration), and (iii) the written agreement of the applicable Supporting Shareholders and Parent to terminate such support agreement. See "The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting" beginning on page 43 for additional information.

Transfer of the JV Interests (Page 40)

        Concurrently with the execution of the merger agreement, the Company entered into a share transfer agreement with Chan Kin Fei Adrian ("the JV Purchaser") to sell all of the equity interests ("JV interests") that the Company has in Cool Sports (BVI) Limited ("Cool Sports"), which holds all of the Company's equity interests in Huaren Kudong Commercial Trading Co., Ltd. ("Huaren"), and Xijiao International Limited ("Xijiao"), which holds all of the Company's equity interests in Digital Li-Ning Company ("DLN"), to the JV Purchaser.

        Prior to entering into the share transfer agreement, during the Company's 2012 fiscal year, based on the results of a valuation conducted by an independent valuation firm, which used both a market approach and a discounted cash flow analysis to derive a weighted enterprise value, the Company reduced the carrying value of its investment in Huaren to zero. In addition, prior to entering into the share transfer agreement, Xijiao and its subsidiaries, including DLN, had ceased operations and had begun the process of liquidating and dissolving.

        Pursuant to the share transfer agreement, the JV Purchaser will, at the closing of the merger, pay to the Company an amount equal to:

  •
  in respect of the Cool Sports shares, the higher of (i) nil and (ii) the fair market value, if any, of the Cool Sports shares as determined by American Appraisal China Limited, and

  •
  in respect of the Xijiao share, the nominal value of US$0.10.

        The Company will receive any and all distributions the JV Purchaser may receive, in his capacity as the beneficial owner of Xijiao, from the liquidation and dissolution of Xijiao and its subsidiaries, including DLN. The JV Purchaser has agreed to use his reasonable best efforts to effectuate the liquidation of DLN in good faith, in a manner intended to maximize the amount of the distributions to be received by the Company, and so that none of the Company, its affiliates or any of their respective representatives will have any liabilities or obligations with respect to the liquidation or any liquidating entity.

        The share transfer agreement contains no representations and warranties of the Company nor does it provide Purchaser with any recourse with respect to the JV interests.

Voting Information (Page 49)

Holders of Shares

        Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete and submit the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. Your proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. If a broker holds your Shares in "street name," your broker should provide you with instructions on how to vote your Shares.

Holders of ADSs

        If you own ADSs as of June 4, 2013, the Share record date for voting at the extraordinary general meeting, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail this proxy statement, the accompanying notice of the extraordinary general meeting and a voting instruction card to each holder of record of our ADSs which held such ADS as of the Share record date for voting at the extraordinary general meeting. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS depositary will vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts, or "ADRs," related to those ADSs, in accordance with the instructions set forth in such voting instruction card. The ADS depositary must receive such instructions no later than 12:00 p.m. New York City time on July 1, 2013 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote the Shares represented by ADSs other than in accordance with properly executed voting instruction cards.

Dissenters' Rights of Shareholders and ADS Holders (Page 69)

        Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to dissent and seek payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on July 3, 2013, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters' rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters' rights with respect to your Shares. Any payment of amounts to shareholders exercising such dissenters' rights will be funded by Parent.

        ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT OR SEEK PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO.

ADS HOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR SUCH SURRENDER, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE EXTRAORDINARY GENERAL MEETING ON JULY 3, 2013, AND BECOME HOLDERS OF SHARES BY THE EXTRAORDINARY GENERAL MEETING ON JULY 3, 2013. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

        We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" as well as Annex D to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters' rights.

Conditions to the Merger (Page 64)

        The consummation of the merger is subject to the satisfaction of the following conditions:

  •
  the merger agreement and merger being approved by the shareholders at the extraordinary general meeting;

  •
  no governmental authority having enacted, issued, promulgated, enforced or entered any law or order, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transactions contemplated by the merger agreement; and

  •
  the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") having expired or been terminated.

        The obligations of Parent and Merger Subsidiary to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  •
  the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject generally to different levels of Company Material Adverse Effect (as defined below) and materiality exceptions;

  •
  the Company having performed or complied in all material respects all obligations required to be performed or complied by it under the merger agreement at or before the closing of the merger; and

  •
  there not having been any Company Material Adverse Effect, since the date of the merger agreement.

        The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  the representations and warranties of Parent and Merger Subsidiary in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent or materially adversely delay or impede the ability of Parent or Merger Subsidiary to consummate the merger and the other transactions contemplated by the merger agreement; and

  •
  each of Parent and Merger Subsidiary having performed in all material respects all obligations required to be performed or complied by it under the merger agreement at or prior to the closing of the merger.

Effects of the Proposed Merger

        ADSs representing Shares of the Company are currently listed on the NYSE under the symbol "AQ." Following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company wholly owned by Parent. After the merger, the ADSs will cease to be listed on the NYSE, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, registration of the Company's Shares under the U.S. Securities Exchange Act of 1934, as amended, which we refer to herein as the "Exchange Act," will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission, which we refer to herein as the "SEC," or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies.

Recommendation of the Board of Directors (Page 25)

        On May 17, 2013, the board of directors of the Company, after carefully considering all relevant factors, determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, and the transfer of the JV interests pursuant to the share transfer agreement, are fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement and the share transfer agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the transfer of the JV interests pursuant to the share transfer agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE TRANSFER OF THE JV INTERESTS PURSUANT TO THE SHARE TRANSFER AGREEMENT.

        The foregoing summary is qualified in its entirety by reference to, and you are encouraged to refer to, "The Merger—Reasons for the Merger and Recommendation of Our Board of Directors" beginning on page 25, which provides a detailed discussion of the material factors considered by our board of directors in determining to recommend the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger, and the transfer of the JV interests pursuant to the share transfer agreement.

Financing of the Merger (Page 38)

        Parent and Merger Subsidiary have represented to us in the merger agreement that they will have available to them, as of or immediately after the effective time of the merger, all funds necessary for the payment to the paying agent of the aggregate amount of the exchange fund and any other amounts required to be paid by Parent and Merger Subsidiary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement and to pay all related expenses required to be paid by Parent and Merger Subsidiary and satisfy any of their other payment obligations under the merger agreement. The completion of the merger is not subject to any financing condition.

Opinion of the Company's Financial Advisor (Page 29)

        On May 17, 2013, Goldman Sachs (Asia) L.L.C. (which we refer to as "Goldman Sachs") orally delivered its opinion to our board of directors (subsequently confirmed in a written opinion dated

May 17, 2013) that, as of May 17, 2013, and based upon and subject to the factors and assumptions set forth therein, the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated May 17, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of the board of directors of the Company in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Shares should vote with respect to the merger or any other matter. Pursuant to an engagement letter between the Company and Goldman Sachs, we have agreed to pay Goldman Sachs a transaction fee of approximately $4 million, all of which is contingent upon the consummation of the merger.

Interests of the Company's Executive Officers and Directors in the Merger (Page 42)

        In considering the recommendations of the board of directors, the Company's shareholders should be aware that certain of the Company's directors and executive officers have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally. These interests include, among others:

  •
  The share transfer agreement provides for the purchase of the Company's entire equity interests in Xijiao and Cool Sports by the JV Purchaser at the closing of the merger.

  •
  Upon the closing of the merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive cash consideration for their Shares or ADSs, which we estimate will be approximately $29,904,316 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

  •
  Certain directors and executives hold restricted shares or restricted share units under 2011 Incentive Plan and each unvested restricted share or restricted share unit will vest upon the completion of the merger and will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger and in any event no more than thirty (30) days following the closing date of the merger, a cash amount equal to the number of Shares underlying such unvested restricted share or restricted share unit immediately prior to the effective time of the merger multiplied by $6.50, without interest and less any applicable withholding taxes. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the restricted shares and restricted share units will be approximately $1,361,360 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

  •
  Upon the closing of the merger, each of Paul Weinewuth, Raymond Grady and Chan Kin Fei Adrian will receive a cash bonus of $62,500.

  •
  In connection with the termination of a professional services contract between the Company and 2020 Strategic Investments (Beijing) Company Limited (an entity affiliated with Chan Kin Fei Adrian), the Company will pay 2020 Strategic Investments (Beijing) Company Limited a termination payment in an amount not to exceed $250,000.

  •
  Certain members of management are expected to be entitled to retention payments and other compensation in connection with their continued employment by the Company after the closing of the merger.

  •
  Provisions under the merger agreement for continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company.

        Our board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions and recommendations with respect to the merger agreement and related matters. For a more detailed discussion of these interests, see "The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 42.

Limitation on Solicitation and Considering Acquisition Proposals (Page 58)

        The merger agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding alternative acquisition proposals (as defined in the section entitled "The Merger Agreement—No Solicitation of Company Acquisition Proposals"). However, subject to specified conditions and requirements, we may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited acquisition proposal from such third party if our board of directors determines in good faith (after consultation with its outside financial advisors and outside legal counsel) that the acquisition proposal constitutes, or would be reasonably likely to result in, a superior proposal (as defined in the section entitled "The Merger Agreement—No Solicitation of Company Acquisition Proposals"). See and read carefully "The Merger Agreement—No Solicitation of Company Acquisition Proposals" beginning on page 58.

Termination of the Merger Agreement (Page 65)

        The merger agreement may be terminated at any time prior to the consummation of the merger:

  (a)
  by mutual written consent of the Company and Parent; or

  (b)
  by either of the Company or Parent, if:

  •
  the merger is not completed by November 17, 2013 (which we refer to herein as the "end date"), provided that this termination right is not available to any party whose failure to fulfill any obligation under the merger agreement or other intentional breach has been a principal cause of the failure of the effective time of the merger to occur on or before the end date;

  •
  any restraint is in effect that enjoins, restraints, prohibits or otherwise makes illegal the consummation of the merger, and such restraint has become final and nonappealable; provided that the right to terminate the merger agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the merger agreement or other intentional breach has been a principal cause of the issuance of such final, non-appealable restraint; or

  •
  our shareholders do not approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

  (c)
  by Parent, if:

  •
  if the Company has materially breached or is deemed to have breached in any material respect its obligations under its non-solicitation covenant and its covenant to hold the extraordinary general meeting in the merger agreement and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within ten (10) business days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date;

    •
    the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement has become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date; provided, however, that Parent will not have the right to terminate the merger agreement if either Parent or Merger Subsidiary is then in material breach of the merger agreement such that the corresponding condition to closing would not be satisfied; or

    •
    (i) if prior to the receipt of the shareholders' approval and adoption of the merger agreement, there has been a change in the Company's recommendation or (ii) if a tender or exchange offer for Shares is commenced by a person unaffiliated with Parent and, within ten (10) business days after the public announcement of the commencement of such acquisition proposal, the Company has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company's shareholders reject such acquisition proposal and not tender any Shares into such tender or exchange offer.

  (d)
  by the Company:

  •
  upon a breach by Parent or Merger Subsidiary of any representation, warranty, covenant or agreement set forth in the merger agreement, or if any representation or warranty of Parent and Merger Subsidiary has become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by Parent or Merger Subsidiary by the end date or, if capable of being cured, have not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by Parent from the Company of such breach or (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the end date; provided, however, that the Company will not have the right to terminate the merger agreement if it is then in material breach of the merger agreement such that the corresponding condition to closing would not be satisfied;

  •
  prior to the receipt of the shareholders' approval and adoption of the merger agreement, in order to enter into an alternative acquisition agreement relating to a superior proposal in accordance with the terms of the merger agreement; or

  •
  if (i) all conditions to closing have been satisfied or waived by Parent or Merger Subsidiary, (ii) Parent fails to fund the exchange fund within five business days following the closing date, and (iii) the Company stands ready, willing and able to consummate the transactions contemplated by the merger agreement during such period.

Termination Fee (Page 67)

        The Company is required to pay Parent a termination fee of $9,900,000 within five business days after the merger agreement is terminated by Parent upon the occurrence of the following events:

  •
  if the Company has materially breached or is deemed to have breached in any material respect its obligations under its non-solicitation covenant and its covenant to hold the extraordinary general meeting in the merger agreement and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within ten (10) business days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date;

  •
  the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement will have become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date; provided, however, that Parent will not have the right to terminate the merger agreement if either Parent or Merger Subsidiary is then in material breach of the merger agreement such that the condition to closing would not be satisfied; or

  •
  (i) if prior to the receipt of the shareholders' approval and adoption of the merger agreement, there has been a change in the Company's recommendation or (ii) if a tender or exchange offer for Shares is commenced by a person unaffiliated with Parent and, within ten (10) business days after the public announcement of the commencement of such acquisition proposal, the Company has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company's shareholders reject such acquisition proposal and not tender any Shares into such tender or exchange offer.

        The Company is required to pay Parent a termination fee of $9,900,000 on the date of termination if the merger agreement is terminated by the Company in order to enter into an alternative acquisition agreement with respect to a superior proposal, prior to obtaining the requisite shareholders' approval and adoption of the merger agreement.

        The Company is required to pay Parent a termination fee of $9,900,000 within five business days after the earlier of the date on which (i) the Company enters into a definitive acquisition or similar agreement with respect to an acquisition proposal and (ii) an acquisition proposal is consummated, if:

  •
  the merger agreement is terminated by Parent or the Company because (i) the merger is not completed by the end date; or (ii) the requisite shareholders' approval and adoption of the merger agreement has not been obtained at the extraordinary general meeting;

  •
  at or prior to the time of the termination of the merger agreement, a third party has announced, commenced, publicly disclosed or made known to the Company's board of directors an acquisition proposal; and

  •
  within 360 days following the termination of the merger agreement, the Company enters into a definitive acquisition or similar agreement with respect to an acquisition proposal or an acquisition proposal is consummated.

        Further, the Company is required to pay Parent all of Parent's reasonable and documented out-of-pocket expenses (including reasonable attorney's fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of the merger agreement in connection with the other transactions contemplated by the merger agreement if the merger agreement is terminated by Parent or the Company because the requisite shareholders' vote approving and adopting the merger agreement has not been obtained at the extraordinary general meeting, which payment will not exceed $3,300,000 in the aggregate. The reimbursement of such expenses incurred by Parent shall be credited against any termination fee subsequently paid by the Company.

 Certain Material U.S. Federal Income Tax Consequences (Page 73)

        For a U.S. Holder (as defined below under "Certain Material U.S. Federal Income Tax Consequences"), the receipt of cash in exchange for Shares or ADSs pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. It may also be a taxable transaction under other applicable tax laws. See "Certain Material U.S. Federal Income Tax Consequences" beginning on page 73. The tax consequences of the merger to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Certain Material Cayman Islands Tax Consequences (Page 76)

        The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for Shares and ADSs under the terms of the merger. This is subject to the qualification that a Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands, or produced before a court of the Cayman Islands; and registration fees will be payable to the Cayman Islands Registrar to register the plan of merger. See "Certain Material Cayman Islands Tax Consequences" beginning on page 76.

Regulatory Matters (Page 45)

        The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the U.S. federal securities laws, the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or "HSR Act", the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Registrar and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette. Parent and the Company have made their respective filings under the HSR Act and the waiting period commenced on May 31, 2013 and will expire on July 1, 2013, unless extended or earlier terminated.

Market Price of the ADSs (Page 46)

        The closing price of the ADSs on the NYSE on May 16, 2013, the last trading date prior to the announcement of the proposed merger transaction, was $6.02 per ADS. The merger consideration of $13.00 per ADS to be paid in the merger represents (i) a premium of approximately 115.9% to that closing price and a 100.9% premium over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on May 16, 2013 and (ii) a 111.7% premium over the undisturbed share price on March 7, 2013, the last trading day prior to the announcement that the Company had received an indication of interest and a premium of 104.4% over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on March 7, 2013.

Fees and Expenses (Page 68)

        Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
AND THE MERGER

        The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:    Why am I receiving this proxy statement?

A:
Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting or at any adjournments or postponements of the extraordinary general meeting.

Q:    Where and when will the extraordinary general meeting be held?

A:
The extraordinary general meeting will take place at the at the office of Shearman & Sterling, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong, on July 3, 2013, starting at 10:00 a.m. Hong Kong time.

Q:    What am I being asked to vote on?

A:
Parent has agreed to acquire the Company under the terms of the merger agreement that is described in this proxy statement. A copy of the merger agreement is attached to this proxy statement as Annex A and is incorporated into this proxy statement by reference. In connection with the completion of the merger, the Company has entered into a share transfer agreement with Chan Kin Fei Adrian, a director of the Company, to sell the JV interests to Chan Kin Fei Adrian at the closing of the merger. A copy of the share transfer agreement is attached to this proxy statement as Annex F and is incorporated into this proxy statement by reference. In order to complete the merger, our shareholders must vote to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests to the JV Purchaser pursuant to the the share transfer agreement. We are seeking to obtain this approval at the extraordinary general meeting to be held on July 3, 2013. The approval and adoption of the merger agreement by our shareholders is a condition to the effectiveness of the merger. See "The Merger Agreement—Conditions to the Merger" beginning on page 64.

  You are also being asked to vote on a proposal to adjourn the extraordinary general meeting, if necessary or appropriate, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and adopt the merger agreement and the transactions contemplated thereby.

  This proxy statement, which you should read carefully, contains important information about the merger, the merger agreement, the transfer of the JV interests, the share transfer agreement and the extraordinary general meeting. The enclosed voting materials allow you to vote your Shares without attending the extraordinary general meeting.

Q:    What will I receive in the merger?

A:
If you own Shares immediately prior to the effective time of the merger, you will be entitled to receive $6.50 in cash, without interest and less any applicable withholding taxes, for each Share you own (unless you validly exercise and have not effectively withdrawn or lost your dissenters' rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law).

  If you own ADSs immediately prior to the effective time of the merger, you will be entitled to receive $13.00 per ADS in cash (less the $0.05 per ADS cancellation fee), without interest and less any applicable withholding taxes, for each ADS you own, unless you (i) surrender your ADSs to the ADS depositary, pay the ADS depositary's fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the extraordinary general meeting on July 3, 2013 and become a holder of Shares by the extraordinary general meeting on July 3, 2013, and (ii) comply with the procedures and requirements for exercising dissenters' rights for the Shares under Section 238 of the Cayman Companies Law, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law.

Q:    How will the Company's restricted shares and restricted share units be treated in the merger?

A:
Each unvested restricted share or restricted share unit outstanding as of immediately prior to the effective time of the merger, whether or not exercisable or vested, under the 2011 Incentive Plan, will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger and in any event no more than thirty (30) days following the closing date of the merger, a cash amount equal to the number of Shares underlying such unvested restricted share or restricted share unit immediately prior to the effective time of the merger multiplied by $6.50, without interest and less any applicable withholding taxes.

Q:    What vote of our shareholders is required to adopt the merger agreement?

A:
Approving and adopting the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, requires the approval by a special resolution, being a resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given.

  Certain of our shareholders have entered into support agreements with Parent under which those shareholders have, among other things, agreed to appear at the extraordinary general meeting and to vote in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and to vote against any other acquisition proposal at the extraordinary general meeting. As of June 4, 2013, the Share record date for voting at the extraordinary general meeting, the Supporting Shareholders beneficially owned, in the aggregate, 27,815,058 Shares, which represents approximately 59.1% of the Shares entitled to vote at the extraordinary general meeting. As of the Share record date for voting at the extraordinary general meeting, there were 47,032,820 Shares outstanding and entitled to vote at the extraordinary general meeting.

  Approval of the transactions contemplated by the merger agreement requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present. Assuming the Supporting Shareholders comply with their obligations under the support agreements, and assuming all shareholders vote in person or by proxy at the extraordinary general meeting, approximately 3,540,156 additional votes will be required to approve and adopt the merger agreement and the transactions contemplated thereby.

Q:    What vote of our shareholders is required to approve the adjournment proposal?

A:
Approval of the resolution to adjourn the extraordinary general meeting, if necessary or appropriate, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and adopt the merger agreement and the transactions contemplated thereby, requires the affirmative vote of not less than a majority of the votes cast in person or by proxy at the extraordinary general meeting.

Q:    How does the Company's board of directors recommend that I vote on the proposals?

A:
After careful consideration, our board of directors unanimously recommends that you vote:

•
FOR the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement; and

•
FOR the proposal to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, in order to solicit additional proxies in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

  You should read "The Merger—Reasons for the Merger and Recommendation Our Board of Directors" beginning on page 25 for a discussion of the factors that our board of directors considered in deciding to recommend the approval and adoption of the merger agreement and the transactions contemplated thereby. In addition, in considering the recommendation of our board of directors with respect to the merger agreement and the transfer of the JV interests at the closing of the merger pursuant to the share transfer agreement, you should be aware that some of the Company's directors and executive officers have interests in the merger and the transfer of the JV interests that are different from, or in addition to, the interests of our shareholders generally. See "The Merger—Interests of Directors and Executive Officers in the Merger" beginning on page 42.

Q:    Who is entitled to vote at the extraordinary general meeting?

A:
The Share record date for voting at the extraordinary general meeting is June 4, 2013. Only shareholders entered in the register of shareholders of the Company at the close of business in the Cayman Islands on the Share record date for voting at the extraordinary general meeting are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof. Only ADS holders of record of the Company at the close of business in New York City on the Share record date for voting at the extraordinary general meeting are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

Q:    What constitutes a quorum for the extraordinary general meeting?

A:
The presence, in person or by proxy, of one or more shareholders representing at least one-third of the Company's outstanding voting Shares on the Share record date for voting at the extraordinary general meeting will constitute a quorum for the extraordinary general meeting. Assuming the Supporting Shareholders comply with the support agreements, a quorum will be present at the extraordinary general meeting.

Q:    After the merger is completed, how will I receive the cash for my Shares?

A:
If you are a registered holder of Shares of the Company, promptly after the effective time of the merger, the paying agent appointed by Parent will mail you (a) a form of letter of transmittal for purpose of specifying how the delivery of the merger consideration to you is to be effected and (b) instructions for effecting the surrender of any share certificates in exchange for the applicable merger consideration. If your shares are represented by share certificates, upon your surrender of the share certificates (or an affidavit and indemnity of loss in lieu of the share certificates) together with a duly completed letter of transmittal, the paying agent will send you the per share merger consideration of $6.50 in cash, without interest and less any applicable withholding taxes, for each share represented by the share certificate in exchange for the cancellation of your share certificates after completion of the merger.

  If you hold your shares in book-entry form, the paying agent will automatically send you the per share merger consideration of $6.50 in cash, without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your shares after completion of the merger.

  If your shares are held in "street name" by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your shares and receive the merger consideration for those shares.

  In each case, the merger consideration may be subject to backup withholding of U.S. federal income tax at a 28% rate if you do not provide the paying agent or your broker, bank or other nominee, as applicable, with a properly completed U.S. Internal Revenue Service ("IRS") Form W-9 or the appropriate IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

Q:    After the merger is completed, how will I receive the cash for my ADSs?

A:
If your ADSs are represented by certificates, also referred to as American depositary receipts ("ADRs"), upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send you a check for the per ADS merger consideration of $13.00 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), without interest and less any applicable withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the merger.

  If you hold your ADSs in un-certificated form, that is, without an ADR, the ADS depositary will automatically send you a check for the per ADS merger consideration of $13.00 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your ADSs after the completion of the merger.

  If your ADSs are held in "street name" by your broker, bank or other nominee, the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

  In each case, the per ADS merger consideration may be subject to backup withholding of U.S. federal income tax at a 28% rate if you do not provide the ADS depositary or your broker, bank or other nominee, as applicable, with a properly completed U.S. IRS Form W-9 or the appropriate U.S. IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

Q:    How do I vote if Shares are registered in my name?

A:
If Shares are registered in your name (that is, you do not hold ADSs or otherwise hold such Shares through a bank or broker) as of the Share record date for voting at the extraordinary general meeting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible, but in any event, the proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013, so that your Shares will be represented and may be voted at the extraordinary general meeting.

  Alternatively, if you own Shares as of the Share record date for voting at the extraordinary general meeting, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement; and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

  If your Shares are held by your broker, bank or other nominee, your broker, bank or other nominee will only vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds those Shares may not be voted.

Q:    How do I vote if I own ADSs?

A:
If you own ADSs as of the close of business in New York City on the Share record date for voting at the extraordinary general meeting, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 12:00 p.m. (New York City time) on July 1, 2013. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions.

  If your ADSs are held by your broker, bank or other nominee, your broker, bank or other nominee will only vote the Shares underlying your ADSs on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds in ADS form those Shares may not be voted.

Q:    What will happen if I abstain from voting or fail to vote on the proposals?

A:
If you abstain from voting, fail to cast your vote in person or by submitting a proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

  If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in "Vote Required."

  Brokers or other nominees who hold our Shares in "street name" for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers' Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Q:    May I change my vote?

A:
Holders of our Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•
First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, attention: Jonathan Salzberger.

•
Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

•
Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

  If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder's Shares, the shareholder must follow directions received from the broker to change those instructions.

  Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 12:00 p.m. New York City time on July 1, 2013. A holder of ADSs can do this in one of two ways:

  •
  First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary.

  •
  Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the voting instruction card sought to be revoked.

  If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:    Should I send in my share certificates or my ADRs now?

A:
No. If you hold share certificates or ADRs after the merger is completed, you will be sent a letter of transmittal with written instructions for exchanging your share certificates or your ADRs for the merger consideration. If your Shares or your ADSs are held in "street name" by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration. Please do not send your share certificates or ADRs in now.

Q:    What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:
The Share record date for voting at the extraordinary general meeting is June 4, 2013, which is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares after the Share record date for voting at the extraordinary general meeting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration of $6.50 in cash without interest and less any applicable withholding taxes to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

  The record date of ADSs for voting at the extraordinary general meeting is June 4, 2013, which is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your ADSs after the Share record date for voting at the extraordinary general meeting but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the per ADS merger consideration of $13.00 in cash without interest and less any applicable withholding taxes (less the cancellation fee of $0.05 per ADS) to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:    Do shareholders have dissenters' rights?

A:
Yes. Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on July 3, 2013, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters' rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

  ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any dissenters' rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters' rights must surrender their ADSs to the ADS depositary, pay the ADS depositary's fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the extraordinary general meeting on July 3, 2013, and become registered holders of Shares by the extraordinary general meeting on July 3, 2013. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter and dissenters' rights with respect to the Shares under Section 238 of the Cayman Companies Law.

  We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" beginning on page 69 as well as "Annex D—Cayman Companies Law (2012 Revision)—

  Section 238" to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters' rights.

Q:    If I own ADSs and seek to perfect dissenters' rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:
If you own ADSs and wish to exercise dissenters" rights, you must surrender your ADSs at the ADS depositary's office at 1 Chase Manhattan Plaza, Floor 58, New York, NY 100005-1401, U.S.A. Upon your payment of its fees, including the applicable ADS surrender fee ($0.05 per ADS being cancelled) and any applicable taxes, the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

  The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business on June 26, 2013 in New York City time (which allows time for the ADS depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become holders of record before or at the extraordinary general meeting on July 3, 2013).

  You must become a registered holder of your Shares and submit a written notice of objection to the plan of merger prior to the extraordinary general meeting.

  We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" beginning on page 69 as well as "Annex D—Cayman Companies Law (2012 Revision)—Section 238" to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters' rights.

Q:    Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:
To assist in the solicitation of proxies, the Company has engaged Innisfree M&A Incorporated as its proxy solicitor.

Q:    What do I need to do now?

A:
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:    Who can help answer my questions?

A:
If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company's investor relations contact, Jessica Barist Cohen of Ogilvy Financial by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com or Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022 by phone at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as "believes," "anticipates," "expects," "estimates," "intends," "may," "plans," "projects," "will" and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

        The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

  •
  the satisfaction of the conditions to consummate the merger, including the approval of the merger agreement by our shareholders and the receipt of required regulatory approvals;

  •
  the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

  •
  the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

  •
  the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

  •
  the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

  •
  diversion of our management's attention from our ongoing business operations;

  •
  the amount of the costs, fees, expenses and charges related to the merger;

  •
  the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

  •
  other risks detailed in our filings with the SEC, including the information set forth under the caption in "Item 3D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012. See "Where You Can Find More Information" on page 78.

        We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

 THE MERGER

Background of the Proposed Merger

        Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

        In October 2012, at a dinner event, representatives of a company providing consulting services and technology solutions ("Party A") met members of the Company's senior management at which Party A informally discussed a potential transaction with the Company.

        On October 24, 2012, following the dinner event, Acquity Group LLC ("Acquity"), the operating entity of the Company, received an unsolicited non-binding letter from Party A, which expressed its interest in acquiring Acquity, along with a confidentiality agreement and an exclusivity agreement.

        Shortly thereafter, the Company consulted Shearman & Sterling LLP ("Shearman & Sterling") and Walkers, its legal advisors for U.S. and Cayman Islands law since its initial public offering in April 2012, respectively, in respect of applicable U.S. and Cayman Islands laws and directors' fiduciary responsibilities in the context of a potential sale of the Company.

        On October 30 and 31, 2012, the Company's board of directors held meetings to consider initiating discussions with Party A. The board subsequently authorized two members of the board, G. George Lu and William Sharp, to initiate discussions with Party A on behalf of the board in order to gather additional information regarding Party A and a potential transaction involving the Company.

        In November 2012, after considering certain qualified investment banks and legal advisors, the Company retained Goldman Sachs (Asia) L.L.C. ("Goldman Sachs") as its financial advisor, and Shearman & Sterling as its legal advisor, to assist the Company in its discussions with Party A and potential other parties in relation to a potential transaction involving the Company, based on their respective qualifications, reputations and experience.

        In November and December 2012, members of the Company's management continued to meet with Party A to further discuss its proposal.

        In connection with a potential transaction with Party A, the Company instructed representatives of Goldman Sachs to solicit and respond to indications of interest from other potential acquirors. From December 2012 to March 2013, at the direction of the Company, representatives of Goldman Sachs had discussions with 26 parties, including both financial sponsors and strategic entities, to explore interest in a possible transaction with the Company. Parent (through one of its affiliates) was one of these parties. Subsequently, 11 parties, including an affiliate of Parent, executed a confidentiality agreement with the Company.

        From December 2012 to February 2013, senior management, with the assistance of representatives of Goldman Sachs, prepared a confidential management presentation describing the Company's business, growth strategy and financials projections.

        In February and March 2013, at the direction of the Company, representatives of Goldman Sachs distributed the first round process letter to ten parties that had executed confidentiality agreements with the Company.

        In February 2013, the Company's senior management team conducted a series of management presentations with representatives of nine parties that executed confidentiality agreements. Following the meetings, the Company and Goldman Sachs received an initial response from five such parties that they would be interested in conducting additional diligence and evaluation with respect to a potential transaction with the Company.

        In March and April 2013, the Company's senior management team and representatives from Shearman & Sterling and Goldman Sachs had a number of discussions on financials and tax matters via telephone with several bidders and their respective legal advisors.

        In March 2013, each of Party A, Party B, a financial sponsor, Party C, a strategic entity, Party D, also a strategic entity, and Parent made an all cash non-binding indication of interest to the Company to acquire the Company. Subsequently, the Company's board of directors and representatives of Goldman Sachs discussed the five bids received in the first round of the process.

        On March 7, 2013, the Company publicly announced its receipt of non-binding indications of interest relating to possible strategic transactions.

        In March 2013, at the direction of the Company, representatives of Goldman Sachs distributed second round process letters to Party B, Party C, Party D and Parent. Party A, who submitted the lowest bid among the parties that submitted initial indicative offers in March 2013, was not invited to the second round of the process.

        In March and April 2013, at the direction of the Company, representatives of Goldman Sachs provided Party B, Party C, Party D and Parent with the draft merger agreement and draft support agreement that had been prepared by Shearman & Sterling for the proposed transaction.

        During April 2013, the Company's senior management team and representatives from Shearman & Sterling and Goldman Sachs had a number of financial and other due diligence sessions with certain bidders who were invited to the second round of the process, including Parent.

        On April 12, 2013, Kirkland & Ellis LLP, legal counsel to Parent ("Kirkland & Ellis") delivered to Shearman & Sterling markups of the proposed merger agreement and support agreement, reflecting the comments of Parent and Kirkland & Ellis. Shearman & Sterling reviewed those markups, and summarized the key issues for the board of the Company, which included "deal protection" terms, treatment of the JV interests, representation and warranties and certain covenants in the merger agreement, among others.

        On April 19, 2013, Parent made another non-binding indication of interest to the Company to acquire the Company for $13.00 per ADS in cash, with a requirement for exclusivity for 30 days. On the same day, Party B also submitted a revised non-binding indication of interest to acquire the Company for cash consideration that was lower than Parent's proposal.

        Also on April 19, 2013, Party C indicated that it was no longer interested in participating in the Company's auction process.

        On April 24, 2013, the Company, Parent, representatives of Goldman Sachs, Shearman & Sterling and Kirkland & Ellis held a teleconference to discuss the proposed merger agreement and the support agreement. Key issues that were discussed included "deal protection" terms, as well as the representations and warranties and certain covenants in the proposed merger agreement. On this conference call and in other communications with representatives of the Company, including in its March 4, 2013 non-binding indication of interest, Parent repeated its previously communicated requirement that the Company not own any interests in DLN or Huaren at the time of the closing. The parties discussed the possibility of dissolving or transferring such entities prior to closing a potential transaction without the surviving company having any liabilities or obligations with respect to DLN or Huaren. As a condition to Parent's willingness to move forward in the process, Parent also requested that an exclusivity agreement be entered into with the Company.

        On April 26, 2013, after discussing the key issues in the markups delivered by Kirkland & Ellis with the Company and representatives of Goldman Sachs, Shearman & Sterling delivered revised drafts of the merger agreement and the support agreement to Kirkland & Ellis.

        From April 28, 2013 to May 16, 2013, Shearman & Sterling and Kirkland & Ellis held numerous discussions to negotiate the terms of, and exchanged several drafts of, the merger agreement and support agreement. Key issues that were discussed include "deal protection" terms, provisions relating to the JV interests and the Company's pre-closing conduct of business covenants, among others.

        On April 29, 2013, the board of directors of the Company convened a board meeting via conference call to discuss non-binding indications of interest received from Parent and Party B and the status of ongoing discussions with Party B. After deliberation, the board determined that Parent's proposal was financially more favorable to the Company's shareholders than Party B's proposal and decided to move forward with Parent in the process. The board authorized the execution of an exclusivity agreement with Parent, as well as certain amendments to the confidentiality agreement with Parent to allow the Company to approach certain shareholders who may become parties to a support agreement.

        On April 30, 2013, the Company signed an exclusivity agreement with Parent providing for an exclusivity period through May 21, 2013, with an optional five-day extension. The Company subsequently approached three significant institutional shareholders, Surfmax Investment Partners Limited, Khazanah Nasional Berhad and SHK Asian Opportunities Fund, L.P. to ask them to sign a support agreement to support the transaction with Parent. After Party D's initial indication of interest in March 2013, Party D did not submit another offer prior to either the execution of the exclusivity agreement or the execution of the merger agreement.

        On May 2, 2013, Shearman & Sterling provided a draft of a share transfer agreement pursuant to which all of the Company's equity interests in Cool Sports, the indirect owner of all of the Company's equity interests in Huaren, would be transferred to the JV Purchaser, at the closing of the merger. In connection therewith, the parties also decided to engage American Appraisal China Limited to determine the fair market value at which the Cool Sports interests were to be transferred. The parties exchanged comments on the share transfer agreement throughout the first half of May 2013.

        Throughout this time, the parties had anticipated that DLN, its subsidiaries and parent entities, Xijiao and Xijiao Hong Kong Limited, would be liquidated and dissolved prior to the closing of the merger. However, on May 16, 2013 and May 17, 2013, the parties discussed the possibility of transferring all of the Company's equity interests of Xijiao, the indirect owner of all of the Company's equity interests in DLN, in addition to the equity interests in Cool Sports, to the JV Purchaser at the closing of the merger, given potential delays that may occur with respect to the dissolution of Xijiao and its subsidiaries (including DLN).

        On May 17, 2013, the parties concluded that the Company would transfer the JV interests to the JV Purchaser at the closing of the merger, to provide Parent with certainty in the timing of the transfer of Xijiao Interests, but that the liquidation and dissolution of Xijiao and its subsidiaries would nonetheless continue as previously planned, with the JV Purchaser transferring to the surviving company the proceeds received as an equity holder of Xijiao with respect to the liquidation and dissolution.

        On May 17, 2013, the Company's board of directors held a special meeting by teleconference to consider the merger and reviewed the near-final draft of the definitive documents negotiated between representatives of the Company and Parent. Also at this meeting, representatives of Goldman Sachs reviewed with the Company's board of directors their financial analyses of the Company. Representatives of Goldman Sachs orally delivered Goldman Sachs' opinion to the Company's board of directors (subsequently confirmed in a written opinion dated May 17, 2013) that, as of May 17, 2013, and based upon and subject to the factors and assumptions set forth therein, as more fully described under the caption "The Merger—Opinion of the Company's Financial Advisor" beginning on page 29, the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement was fair from a financial point of view to such holders. Following extended discussion among the members of the board of directors present at the meeting with respect to the merger and the merger agreement and a discussion among such members (except Chan Kin Fei Adrian) with respect to the transfer of the JV interests and the share transfer agreement, all of the directors present at the meeting unanimously declared that the merger agreement and the merger with Parent, and the share transfer agreement and the transfer of the JV interests to Chan Kin Fei Adrian, were advisable, fair to and in the best interests of the Company's shareholders. The Company's board of directors approved the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement to Chan Kin Fei Adrian, in accordance with Cayman Islands law and recommended that the Company's shareholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement. Our board of directors authorized the appropriate officers of the Company to finalize, execute and deliver the merger agreement, the share transfer agreement and related documents.

        Following the May 17, 2013 meeting of our board of directors, representatives of the Company and Parent and their respective advisors finalized the documentation for the transaction, including the merger agreement, the support agreement and the share transfer agreement. Following the close of trading on NYSE on Friday, May 17, 2013, the merger agreement and the other transaction agreements were finalized and executed and the Company and Parent issued a joint press release announcing the merger agreement.

        On June 6, 2013, Spear Holdings, LLC, Raymond G. Grady, Andrew Alan Peebler, Jay Dettling and G. George Lu executed additional support agreements with Accenture Holdings B.V. in favor of the transaction.

Reasons for the Merger and Recommendation of Our Board of Directors

        Our board of directors unanimously recommends that you vote "FOR" the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and "FOR" any adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of approving and adopting the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, at the time of the extraordinary general meeting.

        At a special meeting of our board of directors on May 17, 2013, after careful consideration, including consultation with our financial and legal advisors, our board of directors determined that the merger, the merger agreement, the transfer of the JV interests and the share transfer agreement, are advisable, fair to and in the best interests of the Company and its shareholders and approved the merger agreement and the share transfer agreement. In the course of reaching its unanimous decision on the merger and the merger agreement over several board meetings, our board of directors consulted with our senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not necessarily in order of relative importance):

  •
  our board of directors' knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders, including the alternative of remaining a publicly-traded company;

  •
  the costs of regulatory compliance for public companies;

  •
  the trends in the Company's industry, including industry consolidation and competition;

  •
  the possible alternatives to the merger (including the possibility of continuing to operate the Company as an independent entity and the perceived risks of that alternative), the range of potential benefits to its shareholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and our board of director's assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the merger, taking into account risks of execution as well as business, competitive, industry and market risks;

  •
  the fact that, at the direction of the Company, representatives of Goldman Sachs held discussions with 26 parties during the auction process, the Company entered into confidentiality agreements with 11 parties, including both financial sponsors and strategic entities, and conducted management meetings with nine parties and the fact that Parent's offer represents the highest bid the Company has received during the auction process;

  •
  the belief of the board of directors that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  •
  the all-cash merger consideration, which will allow our shareholders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares and ADSs, while avoiding the risks inherent in the Company's long-term business plan;

  •
  the fact that the closing price of the ADSs on the NYSE on May 16, 2013, the last trading date prior to the announcement of the proposed merger transaction, was $6.02 per ADS. The merger consideration of $13.00 per ADS to be paid in the merger represents (i) a premium of approximately 115.9% to that closing price and a 100.9% premium over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on May 16, 2013 and (ii) a 111.7% premium over the undisturbed share price on March 7, 2013, the last trading day prior to the announcement that the Company had received an indication of interest and a premium of 104.4% over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on March 7, 2013;

  •
  the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS merger consideration of $13.00, as adjusted for present value, if ever;

  •
  the likelihood that the merger would be completed based on, among other things (not in any relative order of importance);

  •
  the absence of a financing condition in the merger agreement;

  •
  the fact that the Supporting Shareholders, representing 54.4% of the Shares entitled to vote at the extraordinary general meeting, had executed a support agreement in favor of the merger;

  •
  the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

  •
  the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent, which our board of directors believed supported the conclusion that a transaction with Parent could be completed in an orderly manner;

  •
  the financial analysis reviewed by Goldman Sachs, the Company's financial advisor, in connection with the merger, with the Company's board of directors, and the opinion of Goldman Sachs, which was orally delivered to the Company's board of directors on May 17, 2013 (subsequently confirmed in a written opinion dated May 17, 2013) that, as of May 17, 2013, and based upon and subject to the factors and assumptions set forth therein, the $6.50 per Share and

    $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement was fair from a financial view to such holders, as more fully described under the caption "The Merger—Opinion of the Company's Financial Advisor" beginning on page 29;

  •
  the ability of our board of directors under certain circumstances, pursuant to the terms of the merger agreement described below in "Merger Agreement—No Solicitation of Company Acquisition Proposals" and "The Merger Agreement—Change of Recommendation," to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the merger agreement and the date of the approval of the merger by our shareholders, to furnish information and conduct negotiations with such third parties and, in certain circumstances, to terminate the merger agreement, subject to the payment to Parent of a termination fee, and accept a superior proposal, consistent with our board of directors' fiduciary obligations;

  •
  the fact that our board of directors was unanimous in its determination to recommend the merger agreement for approval and adoption by our shareholders;

  •
  the fact that the Company's financial and legal advisors were involved throughout the process and negotiations and updated our board of directors directly and regularly, which provided our board of directors with additional perspectives on the process and negotiations, in addition to those of the Company's management;

  •
  the belief that the $9,900,000 termination fee that would be payable by the Company to Parent in connection with the termination of the merger agreement to enter into a superior proposal (which represents approximately 3.1% of the aggregate fully diluted equity value of the transaction under the merger agreement) was reasonable in the context of termination fees payable in other transactions and in light of the overall terms of the merger agreement; and

  •
  the availability of dissenters' rights to the shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters' and dissenters' rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

        In the course of reaching its decision on the transfer of the JV interests and the share transfer agreement over several board meetings, our board of directors consulted with our senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not necessarily in order of relative importance):

  •
  the divestiture of the JV interests prior to the closing of the merger was a key assumption of Parent's proposal that was included in its initial indication of interest and reiterated throughout the negotiation process;

  •
  Huaren has been unprofitable, was written down to zero during the Company's 2012 fiscal year and does not have a definitive business plan and therefore it is desirable for the Company to divest its equity interests in Huaren;

  •
  the purchase price for the Company's equity interests in Cool Sports reflects the fair market value of Huaren, which is to be determined based on the appraisal result of American Appraisal China Limited, the Company's independent valuation firm;

  •
  DLN and its subsidiaries have ceased operations and are in the process of liquidating and dissolving and therefore it is desirable for the Company to divest its equity interests in DLN;

  •
  the purchase price for the Company's equity interests in Xijiao reflects the fact that the JV Purchaser is required to remit to the surviving company the proceeds that the JV Purchaser receives (or is entitled to receive) as an equity holder in Xijiao in connection with the liquidation and dissolution of Xijiao and its subsidiaries (including DLN);

  •
  the merger is in the best interest of the Company and its shareholders and the consummation of the transfer of the JV interests is a prerequisite to the consummation of the merger;

  •
  the share transfer agreement contains no representations and warranties to be given by the Company nor does it provide the JV Purchaser with any recourse against the Company with respect to the transfer of the JV interests; and

  •
  the JV Purchaser stands ready and able to consummate the transfer of the JV interests within the desired timeframe.

        The Company's board of directors also considered the following potentially negative factors concerning the merger agreement, the share transfer agreement, the merger and the transfer of the JV interests (not necessarily in order of relative importance):

  •
  the fact that the Company will no longer exist as an independent public company and its shareholders will have no ongoing equity participation in the Company following the merger, and that the Company's shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company's Shares;

  •
  the risks and contingencies related to the announcement and pendency of the merger, including the potential diversion of management and employee attention away from the day-to-day operation of the Company's business;

  •
  the restrictions on the conduct of the Company's business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

  •
  the risk that the conditions to Parent's obligation to complete the merger might never be satisfied and the right of Parent to terminate the merger agreement in certain circumstances, including for breaches by the Company of its representations, warranties, covenants and agreements in the merger agreement, as a result of which it is possible that the merger may not be completed even if the merger agreement is adopted by the Company's shareholders;

  •
  the fact that under the terms of the merger agreement, the Company cannot solicit other acquisition proposals and must pay to Parent a termination fee of $9,900,000 and/or reimburse Parent's reasonable and documented expenses if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to shareholders than the merger;

  •
  the fact that the Company's right to terminate to accept a superior proposal is subject to Parent's matching rights and payment by the Company of the termination fee;

  •
  the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on the price of our ADSs on the NYSE and on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

  •
  the fact that the Company has incurred, and will continue to incur, significant transaction costs and expenses in connection with the proposed merger, whether or not the merger is consummated; and

  •
  the taxability of an all cash transaction to our shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under "Certain Material U.S. Federal Income Tax Consequences").

        During its consideration of the transaction with Parent, our board of directors was also aware that some of our directors and executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally, as described in "The Merger—Interests of Our Directors and Executive Officers in the Merger" beginning on page 42.

        The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive and only includes the material factors considered by our board of directors. In view of the large number of factors considered by our board of directors in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, our board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did our board of directors evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others.

Opinion of the Company's Financial Advisor

        Goldman Sachs delivered its written opinion to the board of directors of the Company that, as of May 17, 2013, and based upon and subject to the factors and assumptions set forth therein, the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated May 17, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of the board of directors of the Company in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the merger agreement;

  •
  the annual report to shareholders and Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2012;

  •
  certain interim reports to shareholders and Quarterly Reports on Form 6-K of the Company;

  •
  the Company's Registration Statement on Form F-1, including the prospectus contained therein dated April 27, 2012, relating to the initial public offering of Shares;

  •
  certain other communications from the Company to its shareholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Company (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the ADSs; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the digital marketing and information technology services industries and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs, with the Company's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company's consent that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on the expected benefits of the merger in any way meaningful to Goldman Sachs' analysis. Goldman Sachs has assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs' analysis.

        Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, as of the date of the opinion, of the $6.50 per Share and $13.00 per ADS in cash to be paid to such holders, respectively, pursuant to the merger agreement.

        Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the liquidation, transfer or sale of certain joint venture interests owned by the Company contemplated by the merger agreement or the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the merger, whether relative to the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the merger on the solvency or viability of the Company or Accenture LLP or the ability of the Company or Accenture LLP to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Goldman Sachs' opinion. Goldman Sachs' advisory services and its opinion were provided for the information and assistance of the board of directors of the Company in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the merger or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of the Company in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 16, 2013, the trading day prior to the date on which the board of directors of the Company adopted the merger agreement, and is not necessarily indicative of current market conditions.

        Historical Share Price Performance.    Goldman Sachs reviewed the historical trading prices for ADSs for the 52-week period ending on May 16, 2013. In addition, Goldman Sachs analyzed the consideration proposed to be paid to the holders (other than Accenture LLP and its affiliates) of ADSs pursuant to the merger agreement in relation to the closing price for ADSs as of May 16, 2013 (the trading day prior to the date on which the board of directors of the Company adopted the merger agreement), March 7, 2013 (the trading day prior to the date on which the Company announced that (x) as indicated in the Company's 6-K dated November 8, 2012, the Company has been exploring strategic options relating to its joint ventures and (y) the Company has received non-binding indications of interest relating to possible strategic transactions and the board of directors has retained professional advisors to evaluate such indications), the highest and lowest closing market prices of ADSs for the 52-week period ended May 16, 2013, and the volume-weighted average closing prices of ADSs for the thirty-day period and sixty-day period ended May 16, 2013, respectively.

        The $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of ADSs pursuant to the merger agreement represented:

  •
  a premium of 115.9% to the closing price of $6.02 per ADS as of May 16, 2013;

  •
  a premium of 111.7% to the closing price of $6.14 per ADS as of March 7, 2013;

  •
  a premium of 21.6% to the highest closing market price during the 52-week period ended on May 16, 2013 of $10.69 per ADS;

  •
  a premium of 126.1% to the lowest closing market price during the 52-week period ended on May 16, 2013 of $5.75 per ADS;

  •
  a premium of 100.9% to the volume-weighted average closing price of $6.47 per ADS for the thirty-day period ended on May 16, 2013; and

  •
  a premium of 95.8% to the volume-weighted average closing price of $6.64 per ADS for the sixty-day period ended on May 16, 2013.

        Comparison of Current Trading Multiples.    Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the advertising agency industry and information technology services industry:

  Advertising Agency Industry

  •
  The Interpublic Group of Companies, Inc.

  •
  Omnicom Group Inc.

  •
  Publicis Groupe S.A.

  •
  WPP plc

  Information Technology Services Industry

  •
  Accenture plc

  •
  Cognizant Technology Solutions Corporation

  •
  International Business Machines Corporation

  •
  Oracle Corporation

  •
  Perficient, Inc.

  •
  Sapient Corporation

        Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

        Goldman Sachs calculated and compared the various financial multiples and ratios based on information it obtained from the Forecasts, SEC filings, estimates from the Institutional Brokers' Estimate System, which we refer to in this section as IBES, and Wall Street research and market data as of May 16, 2013. With respect to each of the selected companies and the Company, Goldman Sachs calculated the enterprise value, calculated as the sum of the implied market capitalization and the assumed amount of the Company's net cash of $31.4 million as of March 31, 2013, as per Company management, as a multiple of estimated earnings before interest, taxes and depreciation and amortization ("EBITDA"), for calendar years 2013 and 2014, respectively. The results of these analyses are summarized as follows:

	Selected Advertising Agency Companies		Selected Information Technology Services Companies
Enterprise value as a multiple of EBITDA:					The Company (IBES and Wall Street Research)	The Company (Forecasts)
	Range	Median	Range	Median
CY2013	8.0x-9.5x	9.0x	7.9x-10.3x	9.2x	5.4x	3.7x
CY2014	7.4x-8.8x	8.5x	7.2x-9.7x	8.3x	3.7x	2.6x

        With respect to each of the selected companies and the Company, Goldman Sachs also calculated the estimated price-to-earnings ratios, calculated as the closing price of shares of the applicable company's common stock or ADSs, as applicable, as of May 16, 2013, divided by its estimated earnings per share or ADS, as applicable, for calendar years 2013 and 2014, respectively. The results of these analyses are summarized as follows:

	Selected Digital Marketing Companies		Selected Information Technology Services Companies
Price-to- earnings ratio:					The Company (IBES and Wall Street Research)	The Company (Forecasts)
	Range	Median	Range	Median
CY2013	14.2x-17.1x	15.7x	11.6x-22.7x	14.1x	11.1x	8.8x
CY2014	13.0x-14.4x	14.0x	10.7x-18.0x	12.4x	8.4x	6.4x

        Implied Multiples Analysis.    Based on information obtained from the Forecasts, Bloomberg market data and IBES estimates, Goldman Sachs performed certain analyses and calculated certain financial multiples for the Company based on the $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of ADSs pursuant to the merger agreement. Goldman Sachs first calculated the implied market capitalization of the Company by multiplying the $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of ADSs pursuant to the merger agreement by the assumed number of total ADSs as of March 31, 2013 (48,742,036 Shares issued and outstanding (including 1,709,216 unvested restricted shares or restricted share units per Company management), of which 32.6% were represented by ADSs). Goldman Sachs then calculated the implied enterprise value of the Company by deducting the assumed amount of the Company's net cash of $31.4 million as of March 31, 2013 (per Company management) from the implied market capitalization of the Company. Goldman Sachs then divided such implied enterprise value by the Company's estimated EBITDA, excluding acquisition-related costs and non-controlling interest ("Adjusted EBITDA") for each of calendar years 2013 and 2014, respectively (by using the Forecasts and IBES median estimates, respectively). The following table presents the results of Goldman Sachs' analysis:

Implied enterprise value as a multiple of Adjusted EBITDA:	Forecasts	IBES Median
2013E	9.2x	13.4x
2014E	6.5x	9.1x

        Goldman Sachs also calculated the implied estimated price-to-earnings ratios of the Company based on the $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of ADSs by dividing the implied market capitalization of the Company (calculated as described above) by the estimated earnings of the Company for each of calendar years 2013 and 2014, respectively (by using the Forecasts and IBES median estimates, respectively). The following table presents the results of Goldman Sachs' analysis:

Implied equity consideration as a multiple of earnings:	Forecasts	IBES Median
2013E	19.1x	24.1x
2014E	13.7x	18.2x

        Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs performed illustrative analyses of the present value of the potential future price per ADS for the calendar years 2013 through 2015 using one-year forward Adjusted EBITDA estimates based on the Forecasts, the Company's SEC filings, and Wall Street research for the calendar years 2013 through 2015, respectively. Goldman Sachs first calculated illustrative enterprise values by multiplying the respective Adjusted EBITDA estimates for the calendar years 2013 through 2015 by one-year forward enterprise value to Adjusted EBITDA multiples ranging from 5.0x to 9.0x. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the Forecasts from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted ADSs outstanding based on the Forecasts. Goldman Sachs then calculated the present values of the implied future value per ADS by discounting the implied future values per ADS to March 31, 2013, using a discount rate of 13.5%, reflecting Goldman Sachs' estimate of the Company's cost of equity. The following table presents the results of this analysis:

Year	Implied Present Value (Forecasts)	Implied Present Value (Wall Street Consensus)
2013E	$7.69-$12.80	$5.64-$9.13
2014E	$9.03-$15.34	$6.78-$11.30
2015E	$9.86-$16.94	$7.08-$11.95

        Illustrative Discounted Cash Flow Analysis.    Goldman Sachs performed an illustrative discounted cash flow analysis for the Company based on the Forecasts and the Company's SEC filings to determine a range of per ADS equity values for the Company. Goldman Sachs conducted its discounted cash flow analysis using estimated unlevered free cash flows (calculated as Adjusted EBITDA less depreciation and amortization, less taxes, less increases in working capital, less capital expenditures per the Forecasts) for the Company for each of the calendar years ending 2013 through 2015. The cash flows were discounted to March 31, 2013 by assuming mid-year convention and using illustrative discount rates ranging from 9.0% to 13.0%, reflecting estimates of the Company's weighted average cost of capital. Goldman Sachs then calculated an illustrative range of terminal values for the Company using the terminal EBITDA multiple method. Goldman Sachs first calculated illustrative terminal values for the Company in the calendar year 2015 by applying illustrative enterprise value to Adjusted EBITDA multiples ranging from 5.0x to 9.0x to the estimated Adjusted EBITDA for the calendar year 2015 per the Forecasts. Goldman Sachs then discounted these terminal values to March 31, 2013 using the same range of discount rates described above. Goldman Sachs then aggregated the present values of the illustrative terminal values with the present values of the illustrative cash flows for each of the calendar years ending 2013 through 2015 to derive illustrative enterprise values for the Company and then added the current net cash of the Company of $31.4 million as of March 31, 2013 (per Company management) to calculate the present values of illustrative equity values of the Company as of March 31, 2013. Goldman Sachs then divided such present values of such equity values by the number of ADSs outstanding on a fully diluted basis as of March 31, 2013 (including 48,654,224 Shares issued and outstanding (including 1,621,404 unvested restricted shares or restricted share units per Company management), of which 32.9% were represented by ADSs). This analysis, based on the Forecasts and the Company's SEC filings, resulted in a range of illustrative value indications of $10.18 to $18.40 per ADS.

        Summary of Selected Precedent Transactions.    Goldman Sachs reviewed certain information relating to the following selected transactions.

Announcement Date	Acquiror	Target
June 2006

Funds affiliated with AlpInvest Partners N.V., The Blackstone Group L.P., TC Group, L.L.C. d/b/a "The Carlyle Group", Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co, L.P. and Thomas H. Lee Partners, L.P.

VNU NV
August 2006	Hellman & Friedman LLC	Alix Partners LLP
December 2006	Publicis Groupe S.A.	Digitas Inc.
February 2007	The Nielsen Company	NetRatings, Inc.
April 2007	Computer Science Corporation	Covansys Corporation
May 2007	The Nielsen Company	BuzzMetrics Inc.
May 2007	WPP Group plc	24/7 Real Media, Inc.
July 2007	comScore, Inc.	M:Metrics, Inc.
July 2007	International Business Machines Corporation	DataMirror Corporation
March 2008	2020 GlobalGrowth Equities Limited	Acquity Group LLC
May 2008	Hewlett-Packard Company	Electronic Data Systems Corporation
September 2009	Adobe Systems Incorporated	Omniture, Inc.
September 2009	Dell Inc.	Perot Systems Corporation
September 2009	Xerox Corporation	Affiliated Computer Services, Inc.
May 2010	CGI Group Inc.	Stanley, Inc.
July 2010	Aon Corporation	Hewitt Associates, Inc.
August 2010	PricewaterhouseCoopers LLP	Diamond Management & Technology Consultants, Inc.
April 2011	Funds affiliated with Providence Equity Partners L.L.C.	SRA International, Inc.
September 2012	Publicis Groupe S.A.	LBi International NV

        For each of the above selected transactions, Goldman Sachs calculated and compared, based on information it obtained from SEC filings, publicly available news, and press releases, the implied enterprise value as a multiple of EBITDA for the applicable last twelve months (based on the latest publicly available financial statements as of the date on which such selected transaction was announced, with the exception of the EDS, Perot Systems, ACS, Stanley, Hewitt, and SRA transactions where enterprise value was calculated as a multiple of last quarter annualized EBITDA and the LBi transaction where enterprise value was calculated as a multiple of last half annualized EBITDA). While none of the companies (other than Acquity Group LLC, the operating entity of the Company) that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results, market size and product profile. In addition, Goldman Sachs calculated this multiple for the Company based on the value of the merger consideration and using the implied enterprise value as a multiple of EBITDA for the last twelve months (based on the Company's filings) as of March 31, 2013. The following table presents the results of this analysis:

Selected Transactions
The Company (Merger Consideration)
	Range	Median
Implied Enterprise Value/Last Twelve Months EBITDA	5.2x-45.9x	11.9x	12.5x

        Public Deal Premia Review.    Goldman Sachs reviewed the implied premiums paid in global technology transactions having transaction values greater than $100 million from 2002 through May 16, 2013 (exclusive of transactions in which the premia was higher than 150% of the undisturbed share price). For each of the transactions, Goldman Sachs compared, based on information it obtained from SDC, Capital IQ, and Thomson Financial Securities, the implied premium paid in such transaction represented by the announced per share acquisition price as compared to the acquired company's undisturbed closing share price four weeks prior to announcement. Based on these calculations, the average premium for these transactions was 34%.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated merger.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the board of directors of the Company as to the fairness from a financial point of view of the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture LLP and its affiliates) of Shares and ADSs, respectively, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those projections.

        The consideration to be paid pursuant to the merger agreement was determined through arm's-length negotiations between the Company and Accenture LLP and was approved by the board of directors of the Company. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the board of directors of the Company or that any specific amount of consideration constituted the only appropriate consideration for the merger.

        As described above, Goldman Sachs' opinion to the Company's board of directors was one of many factors taken into consideration by the Company's board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Accenture LLP, any of their respective affiliates and third parties, including Khazanah Nasional Berhard ("Khazanah"), a significant shareholder of the Company, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the merger contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the merger.

        Goldman Sachs has provided, and may provide in the future, certain investment banking services to Accenture LLP and its affiliates, such as Accenture Holdings B.V., from time to time for which the Investment Banking Division of Goldman Sachs received, and may receive, compensation, including having acted as a lender in connection with Accenture LLP's revolving credit facility (aggregate principal amount $1 billion) in October 2011.

        Goldman Sachs also has provided from time to time and is currently providing certain investment banking services to Khazanah and its affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a loan provided to Integrated Healthcare Holdings ("IHH"), a portfolio company of Khazanah, in January 2012, and as joint bookrunner for the initial public offering of shares of common stock of IHH in July 2012. Goldman Sachs may also in the future provide investment banking services to the Company, Accenture LLP and their respective affiliates and Khazanah and its affiliates and affiliated portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs (Asia) L.L.C. also may have co-invested with Khazanah and its affiliates from time to time and may do so in the future.

        The board of directors of the Company selected Goldman Sachs as their financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated November 7, 2012, the Company engaged Goldman Sachs to act as financial advisor to the Company's board of directors in connection with the merger. Pursuant to the terms of this engagement letter, we have agreed to pay Goldman Sachs a transaction fee of approximately $4 million, all of which is contingent upon consummation of the merger, and we have agreed to reimburse Goldman Sachs' expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Effects on the Company if the Merger is not Completed

        If the merger agreement and the transactions contemplated thereby are not adopted and approved or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares and the holders of ADSs will not receive any payment for their ADSs in connection with the merger. Instead, the Company will remain an independent public company and the ADSs will continue to be listed and traded on the NYSE. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that the Company's shareholders will continue to be subject to the same risks and opportunities as they currently are. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee as described in "The Merger Agreement—Termination Fee" beginning on page 67. From time to time, the Company's board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement and the transactions contemplated thereby are not adopted and approved or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

        Parent and Merger Subsidiary have represented to us the merger agreement that they will have available to them, as of or immediately after the effective time of the merger, all funds necessary for the payment to the paying agent of the aggregate amount of the exchange fund and any other amounts required to be paid by Parent and Merger Subsidiary in connection with the consummation of the merger and the other transactions contemplated by the merger agreement and to pay all related expenses required to be paid by Parent and Merger Subsidiary and satisfy any of their other payment obligations under the merger agreement. The completion of the merger is not subject to any financing condition.

Form of Merger

        At the effective time of the merger, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary will cease. Following the merger, the Company will continue its existence under the Cayman Companies Law as the surviving company and as a wholly owned subsidiary of Parent and will succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The surviving company will be liable for and subject, in the same manner as Merger Subsidiary immediately prior to the effective time of the merger, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

Merger Consideration

        Other than Shares (including Shares represented by ADSs) held by Parent, Merger Subsidiary or the Company and the dissenting shares, each Share issued and outstanding immediately prior to the effective time of the merger will be cancelled at the effective time of the merger in exchange for the right to receive $6.50 in cash per Share ($13.00 per ADS) without interest and less any applicable withholding taxes and a cancellation fee of $0.05 per ADS.

        Each of the Shares (including Shares represented by ADSs) held by Parent, Merger Subsidiary or the Company will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist at the effective time of the merger without payment of any consideration or distribution therefor.

        Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

        At the effective time of the merger, each ordinary share, par value $1.00 per share, of Merger Subsidiary issued and outstanding immediately prior to the effective time of the merger, will be converted into one fully paid and non-assessable ordinary share, par value $0.0001 per share, of the surviving company.

        No payment of merger consideration will be sent to Company shareholders who are untraceable unless and until they notify the paying agent of their current contact details prior to the effective time of the merger. A Company shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed, (b) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company's extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. Holders of Dissenters Shares and shareholders of the Company, who are untraceable and who, after the completion of the merger, wish to receive any monies otherwise payable in respect of the merger within applicable time limits or limitation periods, will be advised by the paying agent, Parent or Merger Subsidiary, as applicable, to contact the surviving company.

Treatment of Restricted Shares and Restricted Share Units

        If the merger is completed, each unvested restricted share or restricted share unit that remains outstanding as of immediately prior to the effective time of the merger, whether or not exercisable or vested, under the 2011 Incentive Plan will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger and in any event no more than thirty (30) days following the closing date of the merger, a cash amount equal to the number of Shares underlying such unvested restricted share or restricted share unit immediately prior to the effective time of the merger multiplied by $6.50, without interest and less any applicable withholding taxes.

Exchange Procedures

        At or prior to the effective time of the merger, Parent will deposit or cause to be deposited with the paying agent for the benefit of the holders of the Shares and ADSs, an amount in cash which is sufficient for the paying agent to make payments under the merger agreement. Promptly after the effective time of the merger, the paying agent will mail to each registered holder of the Shares (other than the holders of the Dissenters' Shares) (a) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (b) instructions regarding how to surrender share certificates in exchange for the applicable merger consideration. Shareholders will receive the per Share merger consideration in respect of their Shares from the paying agent after he or she complies with these instructions, without interest and less any applicable withholding taxes.

        Prior to the effective time of the merger, Parent and the Company will establish procedures with the ADS depositary and the Paying Agent to ensure that (i) the paying agent will transmit to the ADS depositary promptly following the effective time of the merger an amount in cash equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the effective time of the merger (other than the ADSs representing Shares held by the Excluded Persons) and (y) the per ADS merger consideration and (ii) the ADS depositary will distribute the applicable merger consideration to ADS holders (less the cancellation fee of $0.05 per ADS), in cash, without interest and less any applicable withholding taxes, upon surrender by them of the ADRs representing such ADSs (or an affidavit and indemnity or loss in lieu of the ADRs) for such ADSs.

        Unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 238 of the Cayman Islands Companies Law, upon surrender of your share certificates to the paying agent in accordance with the terms of the letter of transmittal or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by $6.50 in cash, without interest and less any applicable withholding taxes, in exchange for the cancellation of your share certificates or book-entry Shares after the completion of the merger.

        If you hold your Shares in book-entry form, the paying agent will automatically send you the per share merger consideration of $6.50 in cash, without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your Shares after completion of the merger.

        If your Shares are held in "street name" by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee regarding how to surrender your Shares and receive the merger consideration for those Shares.

        In each case, the per Share or per ADS merger consideration, as applicable, may be subject to backup withholding of U.S. federal income tax at a 28% rate if you do not provide the paying agent, the ADS depositary or your broker, bank or other nominee, as applicable, with a properly completed IRS Form W-9 or the appropriate IRS Form W-8. You should consult your tax advisor if you have any questions about which form to complete or how to complete the form.

        Any portion of the merger consideration deposited with the paying agent that remains unclaimed by our shareholders for nine months after the effective time of the merger will be delivered to the surviving company on the instructions of the surviving company. Holders of certificates (other than Excluded Shares and Dissenters' Shares) who have not complied with the exchange procedures set forth in the merger agreement may only look to the surviving company and Parent for the satisfaction of claims for merger consideration. Any such portion of the merger consideration deposited with the paying agent remaining unclaimed by such holders of Shares at such time at which amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of the surviving company or its designee, free and clear of any claims or interest of any person previously entitled thereto.

        If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to make an affidavit or declaration of loss, and if requested by the surviving company or the paying agent, post a bond in such reasonable amount as may be requested by the surviving company or the paying agent as indemnity against any claim that may be made against the surviving company with respect to that certificate.

Effective Time of the Merger

        The merger will become effective when the plan of merger and other documents required to effect the merger by the Cayman Companies Law have been duly filed with the Registrar or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the plan of merger and other documents required to effect the merger by the Cayman Companies Law.

Delisting and Deregistration of Our ADSs

        As promptly as practicable following the effective time of the merger, Parent will use its reasonable best efforts to cause the delisting of the ADSs from the NYSE and the deregistration of the Shares and the ADSs under the Exchange Act.

Transfer of the JV interests

        Parent expressed a desire for the surviving company not to own interests in DLN and Huaren at the completion of the merger and for the Company to divest the JV interests without the surviving company having any liabilities or obligations with respect to DLN or Huaren. As such, concurrently with the execution of the merger agreement, the Company entered into the share transfer agreement with the JV Purchaser to sell all of the Company's equity interests in Cool Sports, the indirect owner of all of the Company's equity interests in Huaren, and Xijiao, the indirect owner of all of the Company's equity interests in DLN, to the JV Purchaser, pursuant to the terms of the share transfer agreement. The Company has agreed in the merger agreement to ensure that the sale of the JV interests will be consummated at the closing of the merger, and in such a manner so that none of Parent, the surviving company or any of their affiliates shall have any liabilities or obligations following the effective time of the merger with respect to Cool Sports, Xijiao or any of their subsidiaries. Without Parent's prior written consent, the Company will not (i) amend, modify or terminate, or waive any material rights under the share transfer agreement and certain other agreements relating to the voluntary liquidation and/or dissolution of the Company's direct or indirect equity interests in Xijiao and its subsidiaries or (ii) enter into any other agreement with respect to the transfer of the JV interests or with respect to the voluntary liquidation and/or dissolution of the Company's direct or indirect equity interests in Xijiao and its subsidiaries. The Company has agreed in the merger agreement to promptly, but in no event later than thirty (30) days following the date of the merger agreement, make any filing required under the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Equity Transfer Income promulgated by the People's Republic of China in connection with the transfer of the JV interests.

        Pursuant to the share transfer agreement, Purchaser will, at the closing of the merger, pay to the Company an amount equal to:

  •
  in respect of the Cool Sports shares, the higher of (i) nil and (ii) the fair market value, if any, of the Cool Sports shares as determined by American Appraisal China Limited, and

  •
  in respect of the Xijiao share, the nominal value of US$0.10.

        However, if at any time after the closing of the merger, the JV Purchaser receives or becomes entitled to receive any dividend or other distribution or proceeds (the "Distributions"), if any, from or on behalf of Xijiao or its subsidiaries in his capacity as the beneficial owner of Xijiao in connection with the liquidation and dissolution of such entities, the JV Purchaser will promptly (and in any event within 24 hours after receipt) notify the Company and transfer any and all such Distributions, in immediately available funds to an account designated by the Company.

        The JV Purchaser has agreed to use its reasonable best efforts to effectuate the liquidation and dissolution of such entities in good faith, in a manner intended to maximize the amount of the Distributions to be received by the Company, and so that none of the Company, its affiliates or any of their respective representatives will have any liabilities or obligations with respect to the liquidation or dissolution or any liquidating entity.

        From the date of the share transfer agreement until the completion of the liquidation, the JV Purchaser will:

  •
  afford the Company, its affiliates and their respective representatives reasonable access to all documentation and other information, including by responding to reasonable inquiries, relating to the liquidation in the possession of the JV Purchaser, its affiliates or any of their respective representatives,

  •
  promptly notify the Company of all material developments relating to the liquidation or the liquidating entities, and

  •
  on the first business day of each quarter following the date of the share transfer agreement, and on a quarterly basis thereafter until the completion of the liquidation, provide a written update to the Company describing in reasonable detail the status of the liquidation.

        The Company has not made any representation or warranty in the share transfer agreement in respect of the JV interests. In addition, the parties to the share transfer agreement have agreed that, upon the closing of the merger, (i) the Company and its affiliates will not be subject to any liability or indemnification obligation to the JV Purchaser (or any other person) resulting from the share transfer agreement or the Company's ownership in Cool Sports or Xijiao, and (ii) the JV Purchaser and his affiliates will waive any and all claims against the Company and its affiliates with respect to the transactions contemplated by the share transfer agreement and the Company's ownership in Cool Sports or Xijiao.

        Except as otherwise specified in the share transfer agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the share transfer agreement and the transactions contemplated by the share transfer agreement shall be borne by the party incurring such costs and expenses. In the event that the JV Purchaser fails to pay any Distributions within five (5) Business Days when due and, in order to obtain such payment, the Company commences an action which results in a judgment against the JV Purchaser for such payment (or any portion thereof), the JV Purchaser will pay the Company its reasonably documented expenses in connection with such action, together with interest on the amount of (i) the amount for which payment was due and (ii) such documented costs and expenses, in each case at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

        The foregoing summary of the share transfer agreement is qualified in its entirety by reference to the full text of the share transfer agreement, which is attached as Annex F and incorporated by reference into this proxy statement. The share transfer agreement is the legal document that governs the proposed transfer of the JV interests and you are encouraged to read it in its entirety.

Interests of Our Directors and Executive Officers in the Merger

        When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers have interests with respect to the merger and the transfer of the JV interests that are, or may be, different from, or in addition to, those of the Company's shareholders generally, pursuant to certain agreements between such directors and executive officers and Parent and certain Company benefit plans. The Company's board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the merger and the transfer of the JV interests, and to authorize, approve and adopt the merger agreement and the share transfer agreement and the transactions contemplated thereby, and recommend that our shareholders vote in favor of approving and adopting the merger agreement and the transactions contemplated thereby, including the merger, and the transfer of the JV interests pursuant to the share transfer agreement.

Transfer of the JV interests to Chan Kin Fei Adrian

        Pursuant to the share transfer agreement, the JV interests will be transferred to Chan Kin Fei Adrian, a director of our company, at the closing of the merger. See "Transfer of the JV interests" beginning on page 40 for additional information.

Shares Held by Our Executive Officers and Directors

        Upon the completion of the merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive cash consideration in connection with the merger. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with their Shares or ADSs will be approximately $29,904,316 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Treatment of Restricted Shares and Restricted Share Units

        Upon the completion of the merger, each holder of any unvested restricted shares and restricted share units immediately prior to the effective time of the merger under the 2011 Incentive Plan will be entitled to receive cash consideration in connection with the merger. Some of the holders of the

Company's restricted shares and restricted share units are directors and executive officers of the Company.

        If the merger is completed, each unvested restricted share and restricted share unit under the 2011 Incentive Plan will vest upon the completion of the merger and will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger and in any event no more than thirty (30) days following the closing date of the merger, a cash amount equal to the number of Shares underlying such unvested restricted share or restricted share unit immediately prior to the effective time of the merger multiplied by $6.50, without interest and less any applicable withholding taxes.

        We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the cancellation of the unvested restricted shares and restricted share units will be approximately $1,361,360 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Cash Bonuses to Directors and Executive Officers

        Upon the closing of the merger, each of Paul Weinewuth, Raymond Grady and Chan Kin Fei Adrian will receive a cash bonus of $62,500.

Termination of Affiliate Agreements

        In connection with the completion of the merger, the Company will terminate a professional services contract between the Company and 2020 Strategic Investments (Beijing) Company Limited (an entity affiliated with Chan Kin Fei Adrian), pursuant to which 2020 Strategic Investments (Beijing) Company Limited provides to the Company professional services in respect of office administration, secretarial services and use of an office space in Beijing. As a result of the termination, the Company will pay 2020 Strategic Investments (Beijing) Company Limited a termination payment in an amount not to exceed $250,000.

Retention

        Certain members of management are expected to be entitled to retention payments and other compensation in connection with their continued employment by the Company after the closing of the merger.

Indemnification and Insurance

        The Company's directors and executive officers are entitled to insurance coverage and continued indemnification under certain indemnification arrangements and the merger agreement, as described in further detail in "Merger Agreement—Indemnification; Directors' and Officers' Insurance" beginning on page 63.

Voting by Certain Shareholders at the Extraordinary General Meeting

        The following is a summary of the material terms and conditions of the support agreements. This summary may not contain all the information about the support agreements that is important to you. This summary is qualified in its entirety by reference to the form of support agreement between Parent and the Supporting Shareholders attached as Annex G to this proxy statement, which is incorporated by reference into this proxy statement. You are encouraged to read the form of support agreement in its entirety.

        Parent has entered into support agreements with each of the following shareholders: (i) Datai Bay Investments Ltd., a company incorporated in Cayman Islands and a 100% indirect subsidiary of

Khazanah Nasional Berhad, the strategic investment fund of the government of Malaysia, (ii) Surfmax Investment Partners Limited, a limited liability company incorporated in the British Virgin Islands, (iii) SHK Asian Opportunities Fund, L.P., a Cayman Islands limited partnership, (iv) Spear Holdings, LLC, (v) Raymond G. Grady, (vi) Andrew Alan Peebler, (vii) Jay Dettling and (viii) G. George Lu (collectively referred to herein as the "Supporting Shareholders"). As of the Share record, the Supporting Shareholders beneficially owned, in the aggregate, 27,815,058 Shares, which represents approximately 59.1% of the Shares entitled to vote at the extraordinary general meeting. Approval of the transactions contemplated by the merger agreement requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present.

        Under the support agreements, each Supporting Shareholder has agreed, subject to the terms and conditions set forth therein, to grant an irrevocable proxy to Parent, with respect to all the Shares that such Supporting Shareholder owns prior to the termination of the support agreement, to:

  •
  appear and cause to be present (in person or by proxy) all of such Supporting Shareholder's Shares at the extraordinary general meeting;

  •
  vote, at the extraordinary general meeting, all of such Shareholder's Shares (i) in favor of the approval and adoption of the merger agreement and approval of the merger and all other transactions contemplated by the merger agreement and the support agreement, (ii) against any competing acquisition proposal or any transaction contemplated by such proposal, (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the merger agreement and considered and voted upon by the shareholders of the Company and (iv) against any action or proposal that would reasonably be expected to, in a material manner, impede, adversely affect or delay the timely consummation of the merger or the fulfillment of any of the Company's obligations under the merger agreement.

        Each Supporting Shareholder further agreed to cause its Shares to be voted in accordance with the foregoing. The obligations of each Supporting Shareholder set forth in the support agreements apply whether or not the approval and adoption of the merger agreement is or continues to be recommended by the board.

        Each Supporting Shareholder has agreed that until the termination of the applicable support agreement, without the prior consent of Parent, he, she or it will not:

  •
  sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares subject to such support agreement;

  •
  deposit any subject Shares into a voting trust or enter into any voting arrangement or arrangement or grant any proxy or power of attorney, with respect to the subject Shares that is inconsistent with such support agreement;

  •
  enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any subject Shares;

  •
  take any action that would make any representation or warranty of such Supporting Shareholder untrue or incorrect in any material respect or have the effect of preventing or disabling such Supporting Shareholder from performing his, her or its obligations under such support agreement;

  •
  make, solicit or initiate, or take any other action to knowingly facilitate or encourage, any competing acquisition proposal;

  •
  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company to any person (other than Parent, Merger Subsidiary or any designees of Parent or Merger Subsidiary) in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, a competing acquisition proposal;

  •
  enter into any agreement relating to any competing acquisition proposal; or

  •
  except as required by applicable law or stock exchange rules or governmental authority, make any public announcement regarding the merger agreement, the merger or such support agreement without the prior written consent of Parent.

        Each support agreement will terminate automatically on the earliest of:

  •
  the effective time of the merger;

  •
  the termination of the merger agreement or any amendment to the merger agreement which materially and adversely affects the applicable Supporting Shareholder (including, without limitation, any decrease in the per Share merger consideration); and

  •
  the written agreement of the applicable Supporting Shareholders and Parent to terminate such support agreement.

        Based on the number of Shares that are entitled to vote at the extraordinary general meeting, approximately 31,355,214 Shares must be voted in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of JV interests pursuant to the share transfer agreement, in order for the proposals to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Assuming the Supporting Shareholders comply with their obligations under the support agreements and assuming all shareholders vote in person or by proxy at the extraordinary general meeting, approximately 4,047,894 additional votes approving and adopting the merger agreement and the transactions contemplated thereby, including the merger and the transfer of JV interests pursuant to the share transfer agreement, by other shareholders will be required.

Regulatory Matters

        The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws, the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or "HSR Act" the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Registrar and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette. Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission, the merger cannot be completed until each of the Company and Parent file a notification and report form with the Federal Trade Commission and the Antitrust Division of the Department of Justice, under the HSR Act and the applicable waiting period has expired or been terminated. Parent and the Company have made their respective filings under the HSR Act and the waiting period commenced on May 31, 2013 and will expire on July 1, 2013, unless extended or earlier terminated.

 MARKET PRICES OF THE ADSS, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

        The following table provides the high and low market prices for our ADSs, each representing two Shares, on the NYSE under the symbol "AQ," for (i) 2012 (from April 27, 2012—the first day our ADSs were traded on the NYSE), (ii) the three quarters of 2012 and the first quarter of 2013, and (iii) each of the past six months (through May 17, 2013):

	Closing Price Per ADS
	High	Low
	(US$)	(US$)
Annual High and Low
Fiscal Year 2012 (from April 27, 2012)	10.57	5.77
Quarterly Highs and Lows
Second Fiscal Quarter of 2012 (from April 27, 2012)	9.85	5.77
Third Fiscal Quarter of 2012	10.57	9.79
Fourth Fiscal Quarter of 2012	10.02	6.27
First Fiscal Quarter of 2013	6.92	5.94
Monthly Highs and Lows
November 2012	9.88	6.27
December 2012	7.71	5.81
January 2013	7.83	6.92
February 2013	6.86	5.94
March 2013	8.46	6.14
April 2013	6.93	6.34
May 2013	12.85	5.96
June 2013 (through June 6, 2013)	12.85	12.89

        The closing price of the ADSs on the NYSE on May 16, 2013, the last trading date prior to the announcement of the proposed merger transaction, was $6.02 per ADS. The merger consideration of $13.00 per ADS to be paid in the merger represents (i) a premium of approximately 115.9% to that closing price and a 100.9% premium over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on May 16, 2013 and (ii) a 111.7% premium over the undisturbed share price on March 7, 2013, the last trading day prior to the announcement that the Company had received an indication of interest and a premium of 104.4% over the 30-day volume-weighted average price as quoted by Bloomberg L.P. on March 7, 2013.

Dividend Policy

        Since we became a publicly traded company on April 27, 2012, we have not paid any dividends. While our predecessor entities have from time to time paid dividends, we do not plan to pay any cash dividends on our ordinary shares in the foreseeable future, and the merger agreement prohibits us from paying dividends without the prior written consent of Parent. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our Shares, after deducting its fees and expenses as provided in the deposit agreement. Cash dividends on our Shares, if any, will be paid in U.S. dollars.

THE EXTRAORDINARY GENERAL MEETING

        We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company's board of directors for use at the extraordinary general meeting described below.

 Date, Time and Place of the Extraordinary General Meeting

        The extraordinary general meeting will be held at the office of Shearman & Sterling, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong on July 3, 2013, at 10:00 a.m., Hong Kong time.

Proposals to be Considered at the Extraordinary General Meeting

        At the meeting, you will be asked to consider and vote upon the following resolutions:

  1.
  as a special resolution, a proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement; and

  2.
  as an ordinary resolution, to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

        If the proposed merger is completed, shareholders of the Company, other than Excluded Persons, will be entitled to receive $6.50 in cash without interest for each of the Shares owned by such shareholders or $13.00 (less $0.05 per ADS cancellation fee) in cash without interest per ADS owned by such ADS holders as of the effective time of the merger, in each case less any applicable withholding taxes.

        At the effective time of the merger, each of the Shares owned by Parent, Merger Subsidiary or the Company will be cancelled and cease to exist without payment of any consideration. Dissenting shareholders will not receive any merger consideration from Parent in connection with the merger and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholder's Shares.

        At the effective time of the merger, each ordinary share of Merger Subsidiary issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such shares will be the only issued share capital of the surviving company at the effective time of the merger.

Our Board's Recommendation

        On May 17, 2013, the board of directors of the Company, after carefully considering all relevant factors, determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, and the transfer of the JV interests pursuant to the terms of the share transfer agreement, are fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement and the share transfer agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the transfer of the JV interests pursuant to the terms of the share transfer agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU

VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE TRANSFER OF THE JV INTERESTS PURSUANT TO THE SHARE TRANSFER AGREEMENT.

 Record Date; Shares and ADSs Entitled to Vote

        You are entitled to vote at the extraordinary general meeting if you owned Shares at the close of business in the Cayman Islands on June 4, 2013, the Share record date for voting at the extraordinary general meeting. If you have Shares registered in your name on the Share record date for voting at the extraordinary general meeting, your proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013. Each outstanding Share on the Share record date for voting at the extraordinary general meeting entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof.

        If you owned ADSs at the close of business in New York City on June 4, 2013, the Share record date for voting at the extraordinary general meeting, you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 12:00 p.m. New York City time on July 1, 2013 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions.

Quorum

        A quorum of our shareholders is necessary to have a valid shareholders' meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of one or more shareholders representing at least one-third of our outstanding Shares. Assuming the Supporting Shareholders comply with the terms of the support agreements, a quorum will be present at the extraordinary general meeting. As of June 4, 2013, the Share record date for voting at the extraordinary general meeting, there were 47,032,820 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement and the share transfer agreement.

Vote Required

        Under the Cayman Companies Law, we cannot complete the proposed merger unless the agreement and the plan of merger agreement is adopted by a special resolution. The approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a "special resolution."

        Based on the number of Shares that are entitled to vote at the extraordinary general meeting, approximately 31,355,214 Shares must be voted in favor of the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Pursuant to support agreements entered into by (i) Datai Bay Investments Ltd. ("Datai Bay"), a company incorporated in the Cayman Islands and a 100% indirect subsidiary of Khazanah Nasional Berhad. the strategic investment fund of the government of Malaysia, (ii) Surfmax Investment Partners Limited ("Surfmax"), a limited liability company incorporated in the British Virgin Islands, (iii) SHK Asian Opportunities Fund, L.P., a Cayman Islands limited partnership (iv) Spear Holdings, LLC, (v) Raymond G. Grady, (vi) Andrew Alan Peebler, (vii) Jay Dettling and (viii) G. George Lu (collectively referred to herein as the "Supporting Shareholders"), on the one hand, and Parent, on the other hand, the Supporting Shareholders have agreed to vote in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby and to vote against any other acquisition proposal at the extraordinary general meeting. As of the Share record date for voting at the extraordinary general meeting, the Supporting Shareholders beneficially owned, in the aggregate, 27,815,058 Shares, which represents approximately 59.1% of the Shares entitled to vote at the extraordinary general meeting. Approval of the transactions contemplated by the merger agreement requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present. Assuming the Supporting Shareholders comply with their obligations under the support agreements, if all shareholders vote in person or by proxy at the extraordinary general meeting, approximately 3,540,156 additional votes will be required to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement. Assuming the Supporting Shareholders comply with the terms of the support agreement, a quorum will be present at the extraordinary general meeting.

        The voting obligations of the Supporting Shareholders contained in their respective support agreement terminate upon the earlier to occur of (i) the consummation of the merger, (ii) the termination of the merger agreement or any amendment to the merger agreement which materially and adversely affects such Supporting Shareholder (including, without limitation, any decrease in the per Share merger consideration), and (iii) the written agreement of the applicable Supporting Shareholders and Parent to terminate such support agreement. See "The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting" beginning on page 43 for additional information.

Procedures for Voting

Shares

        Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by submitting the enclosed proxy card in accordance with the instructions set forth on the proxy card. Your proxy card must be delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, no later than 5:00 p.m. New York City time on July 1, 2013.

        Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

        Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact Jessica Barist Cohen of Ogilvy Financial by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com or Innisfree M&A Incorporated by phone at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

ADSs

        If you own ADSs as of the Share record date for voting at the extraordinary general meeting, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail to all owners of ADSs the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs as of the Share record date for voting at the extraordinary general meeting. The ADS depositary must receive such instructions no later than 12:00 p.m. New York City time on July 3, 2013 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

        The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards. The ADS depositary and its agents have advised us that in their view they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

Voting of Proxies and Failure to Vote

        All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. Brokers or other nominees who hold our Shares in "street name" for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers' Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting. Therefore, broker non-votes will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the transfer of the JV interests pursuant to the share transfer agreement, and will have the same effect as a vote against the proposal to adjourn or postpone the extraordinary general meeting, if necessary or appropriate, in order to allow the Company to solicit additional proxies in favor of approval and adoption of the merger agreement and the transactions contemplated thereby in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Revocability of Proxies

        Registered holders of our Shares may revoke their proxies in one of three ways:

  •
  First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, attention: Jonathan Salzberger.

  •
  Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, attention: Jonathan Salzberger no later than 5:00 p.m. New York City time on July 1, 2013. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

  •
  Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

        If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder's Shares, the shareholder must follow directions received from the broker to change those instructions.

        Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 12:00 p.m. New York City time on July 1, 2013. A holder of ADSs can do this in one of two ways:

  •
  First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary.

  •
  Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary.

        If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

        If you need assistance, including help in changing or revoking your proxy, please contact the Company's Investor Relations Supervisor, Jessica Barist Cohen of Ogilvy Financial by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com or Innisfree M&A Incorporated by phone at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

Solicitation of Proxies

        The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from the shareholders of the Company in connection with the adoption of the merger agreement and the approval of the transactions contemplated thereby, including the merger, and the approval of the transfer of the JV interests pursuant to the share transfer agreement and any and the transactions contemplated thereby, for which Innisfree M&A Incorporate will receive customary compensation and expense reimbursement. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

        We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

 THE MERGER AGREEMENT

        This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement, and is incorporated into this proxy statement, by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the proposed merger. The following description of the merger agreement has been included to provide you with information regarding its terms.

 Structure and Completion of the Proposed Merger

        The merger agreement provides for the merger of Merger Subsidiary with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the merger is completed, the Company will cease to be a publicly traded company. Unless otherwise mutually agreed in writing among the Company, Merger Subsidiary and Parent, the closing will occur on a date to be agreed between Parent and the Company, which shall be no later than the third business day immediately following the day when all of the closing conditions have been satisfied or waived. Subject to the merger agreement, Parent, Merger Subsidiary and the Company shall execute a plan of merger and the parties shall file such plan of merger and other documents required to effect the merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the closing date of the merger. The merger shall become effective at the time when the plan of merger has been registered by the Registrar of Companies or at such other subsequent date or time as Merger Subsidiary and the Company may agree and specify in the plan of merger in accordance with the Cayman Companies Law.

        We currently expect that the proposed merger will be completed in the third quarter of 2013, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

        At the effective time of the merger, the memorandum and articles of association of Merger Subsidiary as in effect immediately prior to the effective time of the merger will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time of the merger, Clause 1 of the memorandum of association of the surviving company will be amended to be and read as follows: "The name of the Company is Acquity Group Limited" and the articles of association will be amended to refer to the name of the surviving company as "Acquity Group Limited"). The directors of Merger Subsidiary at the effective time of the merger will become the initial directors of the surviving company. The officers of Merger Subsidiary immediately prior to the effective time of the merger will become the initial officers of the surviving company.

Representations and Warranties

        The merger agreement contains representations and warranties made by the Company to Parent and Merger Subsidiary and representations and warranties made by Parent and Merger Subsidiary to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

        The representations and warranties made by the Company to Parent and Merger Subsidiary include representations and warranties relating to, among other things:

  •
  due organization, existence, good standing and authority to carry on the business of the Company and its subsidiaries;

  •
  the ownership by the Company of the equity interests of the Company's subsidiaries;

  •
  the memoranda and articles of association or the equivalent organizational documents of the Company and its subsidiaries being in full force and effect;

  •
  the Company's capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company's shareholders;

  •
  the indebtedness of the Company and its subsidiaries;

  •
  the Company's corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

  •
  the required vote of the Company's shareholders to approve and adopt the merger agreement;

  •
  the declaration of advisability of the merger agreement, the merger and the transfer of the JV interests by the board of directors of the Company, and the approval of the merger agreement, the share transfer agreement, the merger and the transfer of the JV interests by the board of directors of the Company;

  •
  the absence of (i) a conflict with or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) a conflict with or violation of applicable law, (iii) a default, breach, required consent or notice or acceleration of obligations under certain agreements and (iv) the creation of any encumbrance on any properties or assets of the Company or its subsidiaries, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

  •
  governmental consents and approvals;

  •
  compliance with applicable laws and permits (including anti-bribery laws);

  •
  the Company's SEC filings since April 27, 2012 and the financial statements included therein;

  •
  compliance with the rules and regulations applicable to the Company's SEC filings;

  •
  the Company's disclosure controls and procedures and internal controls over financial reporting;

  •
  the absence of certain undisclosed liabilities;

  •
  the conduct of business in accordance with the ordinary course consistent with past practice since December 31, 2012;

  •
  the absence of a "Company Material Adverse Effect" (as defined below) and the absence of certain other changes or events since December 31, 2012;

  •
  the absence of legal proceedings and governmental orders;

  •
  labor and employment matters and employee benefit plans;

  •
  real property and other properties and assets;

  •
  intellectual property, software and information system;

  •
  tax matters;

  •
  environmental matters;

  •
  material contracts and the absence of any default under, or termination of, any material contract;

  •
  insurance policies;

  •
  the absence of any undisclosed brokers' or finders' fees;

  •
  the receipt of an opinion from Goldman Sachs;

  •
  customers;

  •
  the inapplicability of any anti-takeover law to the merger;

  •
  affiliate transactions;

  •
  joint venture entities; and

  •
  acknowledgment as to absence of any other representations and warranties by Parent and Merger Subsidiary.

        Many of the representations and warranties in the merger agreement made by the Company are qualified as to "materiality" or "Company Material Adverse Effect." For purposes of the merger agreement, a "Company Material Adverse Effect" means any circumstance, event, fact, change, effect or development (any such item, an "effect") that, individually or in the aggregate together with all other effects: (i) is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; however, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent arising out of, relating to or resulting from any of the following after the date of the merger agreement shall be (x) deemed to be or constitute a "Company Material Adverse Effect," or (y) taken into account in determining whether a "Company Material Adverse Effect" has occurred: (a) changes or modifications in IFRS or regulatory accounting requirements or changes in laws (or interpretations thereof) applicable to the Company or any of its subsidiaries; (b) changes, effects or circumstances generally affecting the principal industries or markets in which the Company or any of its subsidiaries operate; (c) changes in general business, economic, political or financial market conditions; (d) general changes in the financial, credit or securities markets in the U.S., including changes in interest rates, foreign exchange rates and sovereign credit ratings; (e) the public disclosure of the merger agreement or the transactions contemplated thereby or the consummation of the transactions contemplated thereby or the announcement of the execution of the merger agreement, including, without limitation, any shareholder litigation relating to the merger agreement; (f) any change in the Company's share price or trading volume as quoted on the NYSE; (g) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (h) actions or omissions taken at the written request or the written consent of Parent or expressly required by the merger agreement; (i) the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period; (j) any change or prospective change in the Company's credit ratings; (k) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Subsidiary or any of their respective affiliates; or (l) any loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the merger agreement, the consummation of the transactions contemplated thereby or the announcement of any of the foregoing; except (A) any effect referred to in the case of the foregoing (a), (b), (c), (d) and (g) will be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent the impact of such effect is disproportionately adverse to the Company and its subsidiaries, taken as a whole, as compared to other companies in the principal industries in which the Company and its subsidiaries operate (in which case the incremental disproportionate impact may be taken into account in determining whether or not a Company Material Adverse Effect has occurred), and (B) the underlying causes of any effect described in clauses (f), (i) and (j) will be taken into account in determining whether a "Company Material Adverse Effect" has occurred or would reasonably be expected to occur; or (ii) would reasonably be expected to prevent or materially hinder or delay the Company from consummating the merger.

        The representations and warranties made by Parent and Merger Subsidiary to the Company include representations and warranties relating to, among other things:

  •
  their due organization, existence and good standing;

  •
  the memorandum and articles of association or the equivalent organizational documents of Parent and Merger Subsidiary being in full force and effect;

  •
  Merger Subsidiary's capitalization, the absence of preemptive or other similar rights;

  •
  their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

  •
  the declaration of advisability of the merger agreement and the merger by the board of directors of Parent and Merger Subsidiary, the approval of the merger agreement and the merger by the board of directors of Parent and Merger Subsidiary and by Parent as the sole shareholder of Merger Subsidiary;

  •
  the absence of (i) a conflict with or violation of, or a default under, the governing documents of Parent or Merger Subsidiary, (ii) a conflict or violation of applicable law, (iii) a default, breach, required consent or notice or acceleration of obligations under certain agreements and (iv) the creation of any encumbrance on any properties or assets of Parent or Merger Subsidiary, in each case, as a result of entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

  •
  governmental consents and approvals;

  •
  operations of Merger Subsidiary;

  •
  the absence of legal proceedings against Parent or Merger Subsidiary other than any such legal proceeding that would not, individually or in the aggregate, prevent or materially hinder or delay consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  available funds necessary for the payment of the aggregate amount of the merger consideration;

  •
  the absence of any undisclosed brokers' or finders' fees;

  •
  solvency of Parent and Merger Subsidiary;

  •
  no ownership of any shares or other securities or any other economic interest of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest in the Company;

  •
  independent investigation conducted by Parent and Merger Subsidiary;

  •
  non-reliance on the Company's estimates; and

  •
  acknowledgement as to the absence of any other representations and warranties by the Company.

Conduct of Business Prior to Closing

        Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, the Company will use its reasonable best efforts to carry on the business of the Company and its subsidiaries in the ordinary course, in a manner consistent with past practice in all material respects, and the Company and its subsidiaries will use their reasonable best efforts, in a manner consistent with past practice, to preserve substantially intact their existing business organizations and maintain their current relationships and goodwill with customers, suppliers, employees and distributors with which they have material business relations as of the date of the merger agreement. Subject to certain exceptions set forth in the merger agreement and the disclosure schedule of the Company delivered in connection with the merger agreement, unless as required by law or if Parent consents in writing, which consent shall not to be unreasonably withheld, the Company will not and will not permit its subsidiaries to, among other things:

  •
  amend or change their organizational documents;

  •
  (i) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any securities of the Company or its subsidiaries (other than in connection with the settlement of unvested restricted shares and restricted share units in accordance with their terms as of the date of the merger agreement), (ii) grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement, commitment or arrangement relating to any securities of the Company or its subsidiaries, or (iii) create any obligations of the Company or of any of its subsidiaries to make any payments based on the price or value of any securities of the Company or its subsidiaries or dividends paid thereon;

  •
  (i) sell, pledge or otherwise dispose of, (ii) grant an encumbrance on or permit an encumbrance to exist on, or (iii) authorize the sale, pledge or other disposition of, or granting or placing of an encumbrance on, any assets of the Company or any of its subsidiaries having a current value in excess of $1,000,000, except any sale, pledge or disposition of assets in the ordinary course of business and in a manner consistent with past practice;

  •
  declare, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests;

  •
  reclassify, combine, split or subdivide any of the Shares;

  •
  acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, or enter into or acquire any interest in any joint venture or similar agreement or arrangement, other than with a value or purchase price (including the value of assumed liabilities) not in excess of $750,000 in any transaction or a related series of transactions or acquisitions;

  •
  incur, create, assume or otherwise become liable for any indebtedness, as defined in the merger agreement, in excess of $1,000,000 in the aggregate, except pursuant to the terms of any contract in effect as of, and disclosed to Parent prior to, the date of the merger agreement;

  •
  enter into or make any loans, advances or capital contributions to or investments in officers, directors, employees, agents or consultants;

  •
  enter into any contracts with any affiliate (including any director or officer) thereof, other than any wholly—owned subsidiary of the Company;

  •
  (i) except as required under applicable law or pursuant to the terms of existing benefit plans, (A) increase compensation for employees, other than increases in the base salary of individual employees who are not officers or directors in an amount not exceeding 10% of such employee's base salary to the extent the aggregate amount of all such increases does not exceed $500,000; (B) grant any severance, retention or termination payment to, or enter into any employment, bonus, change of control or severance agreement with, any employee, officer or director of the Company or its subsidiaries; or (C) adopt or amend any collective bargaining agreement or benefit plan; (ii) hire new employees or promote existing employees, unless such hiring or promotion is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $300,000; (iii) grant or announce any equity incentive awards; (iv) accelerate the payment, funding or vesting of any compensation or benefits; or (v) terminate any employees with a senior vice president title or above without cause;

  •
  make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in IFRS or applicable law;

  •
  make or change any material tax election, amend any material tax return (except as required by applicable law), enter into any closing agreement with respect to taxes, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, settle, fail to contest or finally resolve any material controversy with respect to taxes or change any material method of tax accounting;

  •
  settle, release, waive or compromise any pending or threatened material litigation or other proceedings, other than litigation or other proceedings with respect to the Company's collection of accounts receivable from customers in the ordinary course of business;

  •
  (i) enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any material contract, except in each case, in the ordinary course of business consistent with past practice (provided that the foregoing exception shall not permit (A) entering into a contract that (I) grants "most favored nation" status to any other person, (II) grants to any top customer any right of first offer or right of first refusal or exclusivity, (III) includes "non-solicitation," "no hire," "non-compete" or similar provisions which restrict the Company or any of its subsidiaries from soliciting, hiring or employing any other person's current or former employees or (IV) otherwise limits the ability of the Company or any of its subsidiaries to compete in any material respect in any business line or in any geographic area) or (B) amending or modifying any of the foregoing provisions in any material contract); or (ii) enter into, amend or modify any contract which contains a change of control or similar provision that would require a payment to, or otherwise require consent from, the other party or parties thereto in connection with the transactions contemplated by the merger agreement;

  •
  make any capital commitment or capital expenditure in excess of $500,000, except for capital commitments or capital expenditures contemplated by the budget of the Company for the fiscal year ending December 31, 2013;

  •
  enter into any new line of business;

  •
  implement any employee layoffs implicating the Worker Adjustment and Retraining Notification Act of 1988;

  •
  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

  •
  agree, resolve or commit to do any of the foregoing.

No Solicitation of Company Acquisition Proposals

        In the merger agreement, the Company has agreed that neither it nor any of its subsidiaries nor any of its or its subsidiaries' officers, directors, employees, advisors and other representatives will directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any acquisition proposal;

  •
  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or any of its subsidiaries to, any person in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an acquisition proposal;

  •
  approve, endorse, recommend, execute or enter into any alternative acquisition agreement relating to any acquisition proposal;

  •
  grant any waiver, amendment or release under, or terminate or fail to enforce, any standstill provision or agreement or, except for any amendment or waiver required by law or governmental authority, any confidentiality provision of any confidentiality agreement; or

  •
  resolve, propose or agree to do any of the foregoing.

        However, at any time prior to obtaining the requisite shareholders' approval and adoption of the merger agreement, following the receipt of an unsolicited bona fide written acquisition proposal that is not a result of the Company's breach of its "non solicit" covenants under the merger agreement, the Company, its subsidiaries and their representatives may (i) contact the person who has made such acquisition proposal to clarify and understand the terms and conditions thereof so as to determine whether such acquisition proposal constitutes a superior proposal or would be reasonably likely to result in a superior proposal; and/or (ii) if the board of directors of the Company has determined in good faith after consultation with its financial advisor(s) and outside counsel that such acquisition proposal constitutes a superior proposal or would be reasonably likely to result in a superior proposal, the Company, its subsidiaries and their representatives may: (A) provide information (including any non-public information or data concerning the Company or any of its subsidiaries) in response to the request of the person who has made such acquisition proposal, if and only if, prior to providing such information, the Company and such person so requesting such information have executed a confidentiality and standstill agreement that contains terms no less favorable in any substantive respect to the Company than those contained in the confidentiality agreement between Accenture LLP and the Company; and/or (B) engage or participate in any discussions or negotiations with the person who has made such acquisition proposal. The Company shall make available to Parent within 24 hours any non-public information concerning the Company and its subsidiaries that is provided to any person making such acquisition proposal that is given such access and that was not previously or concurrently made available to Parent or its representatives.

        The Company has agreed to notify Parent promptly (and, in any event, within 24 hours) of receipt by the Company or any of its representatives of any acquisition proposal, any inquiry or request for non-public information that would reasonably be expected to lead to an acquisition proposal, or any discussions or negotiations that are sought to be initiated or continued with the Company in connection with any acquisition proposal, and indicate the identity of the person making any such request, acquisition proposal or inquiry and the material terms and conditions of any such acquisition proposal. Thereafter, the Company must also keep Parent reasonably informed on a prompt basis (and, in any event, within 24 hours) of the status and the material terms and conditions (including any amendments that are material in any respect) of any such acquisition proposal, inquiry or request and the status of any such discussions or negotiations. The Company is prohibited from entering into any agreement with any person that would limit the Company's ability to provide such information to Parent or to give prior notice to Parent of its intention to effect a change in the recommendation of the Company's board of directors or to terminate the merger agreement in light of a superior proposal.

        As used herein, an "acquisition proposal" means any offer or proposal (other than an offer or proposal by Parent or Merger Subsidiary) relating to (i) any merger, consolidation, reorganization, business combination or other similar transaction involving the Company (or any of its subsidiaries whose business constitutes 25% or more of the net revenues, net income, cash flows or fair market value of the assets of the Company and its subsidiaries, taken as a whole) which would result in any person beneficially owning more than 25% of the outstanding equity interests of the Company or any successor thereto or parent entity thereof; (ii) any sale, lease, license, exchange, transfer, other disposition or joint venture of assets (including equity interests in the subsidiaries of the Company) or businesses that constitute or represent more than 25% of the net revenues, net income, cash flows or fair market value of the assets of the Company and its subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of more than 25% of any class of equity interests, or securities or other interests convertible into or exchangeable for equity interests of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person becoming the beneficial owner of more than 25% of any class of equity interests of the Company or (v) any combination of the foregoing, in the case of any of clauses (i) through (iv), whether in one transaction or a series or related transactions and whether directly or indirectly.

        As used herein, an "alternative acquisition agreement" means any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any acquisition proposal (other than a confidentiality and standstill agreement that contains terms no less favorable in any substantive respect to the Company than those contained in the confidentiality agreement between Accenture LLP and the Company).

        As used herein, a "superior proposal" means a written bona fide acquisition proposal, not resulting from the Company's breach of its "non-solicit" covenants under the merger agreement, that the board of directors of the Company determines, in its good faith judgment, after having received the advice of its financial advisor(s) and outside legal counsel, and after taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the acquisition proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) provides a higher value, from a financial point of view, to the Company's shareholders than the merger (after taking into account any revisions to the merger agreement made or proposed in writing by Parent) and (ii) with respect to any acquisition proposal from a financial sponsor or group of financial sponsors, or a person or group that proposes to obtain a material portion of its financing from one or more financial sponsors, the financing of which is fully committed. For purposes of the definition of "superior proposal," each reference to "25%" in the definition of "acquisition proposal" shall be replaced with "50%".

 Change of Recommendation

        The Company's board of directors has resolved to recommend that the Company's shareholders approve and adopt the merger agreement. Under the terms of the merger agreement, the board of directors of the Company may not:

  •
  withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect the Company recommendation, (as defined in the merger agreement);

  •
  publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company recommendation;

  •
  fail to include the Company recommendation in this proxy statement; or

  •
  cause or permit the Company or any of its subsidiaries to enter into any alternative acquisition agreement.

        However, if, prior to obtaining the requisite shareholders' approval and adoption of the merger agreement, the Company's board of directors receives an acquisition proposal not in violation of its "non-solicit" covenants under the merger agreement, and which the Company's board of directors determines in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a superior proposal, the Company's board of directors may, at any time prior to obtaining the requisite shareholders' approval and adoption of the merger agreement, withdraw or modify any such recommendation with respect to the merger agreement or the merger and/or authorize the Company to terminate the merger agreement to enter into an alternative acquisition agreement with respect to such superior proposal. In order to effect a change in the Company recommendation or terminate the merger agreement, the Company must follow the procedures set forth below:

  •
  prior to effecting a change in such recommendation, the board of directors of the Company must determine in its good faith judgment (after consultation with its financial advisors(s) and outside legal counsel), that such proposed change in its recommendation is consistent with the directors' fiduciary duties under applicable law;

  •
  prior to effecting a change in such recommendation or terminating the merger agreement to enter into an alternative acquisition agreement, the Company must provide written notice to Parent that the Company's board of directors has resolved to effect a change in the Company recommendation or to terminate the merger agreement at least five business days prior to effecting such change in the Company recommendation or termination of the merger agreement, describing in reasonable detail the reasons for such change in Company recommendation or termination (which notice must specify the identity of the party making the superior proposal and the material terms thereof and copies of all relevant documents relating to such superior proposal);

  •
  prior to effecting a change in such recommendation or terminating the merger agreement to enter into an alternative acquisition agreement, the Company must negotiate with Parent in good faith during such five business day period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal would cease to constitute a superior proposal; and

  •
  the Company's board of directors must determine in good faith (after consultation with the Company's financial advisor(s) and outside legal counsel), after considering the terms of any proposed amendment or modification to the merger agreement by Parent during the notice period or subsequent notice period, if applicable, that (i) such acquisition proposal continues to constitute a superior proposal and (ii) with respect to a change in the Company recommendation, that such proposed change is consistent with the directors' fiduciary duties under applicable law.

        Any material amendment to an acquisition proposal will be deemed a new acquisition proposal that will entitle Parent to a three-business day period to propose changes to the merger agreement.

        In addition, we are not entitled to enter into any agreement with respect to a superior proposal unless we have concurrently paid to Parent the applicable termination fee as described in further detail in "Merger Agreement—Termination Fee" beginning on page 67.

Shareholders' Meeting

        As promptly as reasonably practicable after the date of the merger agreement, the Company will take, in accordance with applicable law and its organizational documents, all action necessary to call, give notice of, set a record date for voting at the extraordinary general meeting, convene and hold the extraordinary general meeting for the purpose of obtaining the requisite shareholders' approval and adoption of the merger agreement. Without the prior written consent of Parent, the Company will not change, postpone or adjourn the date for which the extraordinary general meeting is scheduled, or change the record date for voting at the extraordinary general meeting. If, on a date for which the extraordinary general meeting is scheduled, the Company has not received proxies representing a sufficient number of votes to obtain the requisite shareholders' vote or to obtain a quorum for such meeting, the Company will, at Parent's prior written request, postpone or adjourn the extraordinary general meeting in order to obtain the requisite shareholders' approval and adoption of the merger agreement. The Company will, on the reasonable request of Parent, advise Parent as promptly as reasonably practicable as to the aggregate tally of proxies received by the Company with respect to such shareholders' vote. Unless the merger agreement has been validly terminated in accordance with its terms, the obligation of the Company to duly call, give notice of, set a record date for voting at the extraordinary general meeting, convene and hold the extraordinary general meeting and to submit the merger agreement to the holders of Shares for the purpose of obtaining such shareholders' vote will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any acquisition proposal or by any change in the recommendation of the Company's board of directors, Unless the Company's board of directors changes its recommendation in compliance with the merger agreement, the Company's board of directors will use reasonable best efforts to take all actions reasonably necessary in accordance with applicable law and the organizational documents of the Company, to solicit the requisite shareholders' vote.

Agreement to Use Reasonable Best Efforts

        Parent and the Company have agreed to use reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate the transactions contemplated under the merger agreement as promptly as practicable, (ii) as promptly as practicable obtain all authorizations, consents, orders, waivers or approvals of all governmental authorities that are required to be obtained in connection with the consummation of such transactions, (iii) provide such other information to any governmental authority as reasonably requested and (iv) obtain all necessary consents, approvals or waivers from third parties (provided, that neither the Company nor Parent nor any of their respective affiliates shall be required to make any expenditures in connection with obtaining any such third party consent, approval or waiver). Each party to the merger agreement has agreed to supply as promptly as practicable to the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act.

        Parent and the Company have agreed to use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority or any other party so as to enable the parties to the merger agreement to consummate the transactions contemplated by the merger agreement as promptly as practicable, and in any event prior to the end date.

        Each party to the merger agreement has agreed to promptly notify the other parties to the merger agreement of any material communication it or any of its affiliates or representatives receives from any governmental authority relating to the matters that are the subject of the merger agreement and permit the other party to review in advance any proposed material communication by such party to any governmental authority. The parties to the merger agreement have agreed to coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act.

Employee Benefits

        For a period of 12 months following the closing, with respect to employees of the Company or its subsidiaries immediately before the effective time of the merger ("Company Employees"), Parent will cause the surviving company or its subsidiaries to provide a level of base pay and annual variable cash pay opportunity to such Company Employee that has a value that is not less favorable to such Company Employee than those provided to the Company Employee immediately prior to the effective time of the merger (including cash bonus opportunity and/or cash commission potential, but excluding, for the avoidance of doubt, any equity-based incentive compensation). In addition, during such time, Parent will provide employee benefits and arrangements that are substantially comparable in the aggregate to the employee benefits and arrangements provided by the Company and its subsidiaries as of the date of the merger agreement.

        Parent will cause the surviving company and its subsidiaries to honor in accordance with their terms (including any reserved right to amend, modify or terminate any such benefit plans), all benefit plans disclosed to Parent as of the date the merger agreement that are applicable to any current or former employees or directors of the Company or any subsidiary of the Company immediately after the effective time of the merger.

        Employees of the Company or any subsidiary of the Company as of immediately prior to the effective time of the merger will receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals or retiree insurance or retiree medical premium credit) under any employee benefit plan, program or arrangement established or maintained by the surviving company or any of its subsidiaries for service accrued or deemed accrued prior to the effective time of the merger with the Company or any subsidiary of the Company. However, such crediting of service will not operate to duplicate any benefit or the funding of any such benefit and will only be required to the same extent that such service was credited to such employee for the same purpose under the corresponding benefit plan as of immediately prior to the effective time of the merger.

        In addition, during the period of 12 months following the closing, Parent will waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are waived or such conditions were covered immediately prior to the effective time of the merger under the applicable benefit plan that provides group health benefits and Parent or its subsidiaries shall recognize, for purposes of annual deductible and out of pocket limits under its or their medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its subsidiaries in the calendar year in which the effective time of the merger occurs.

        The Company will (or will cause the applicable plan sponsor to), at least one business day prior to the closing, cease contributions to, and adopt written resolutions to terminate, the Company's 401(k) plan(s) and to 100% vest all participants under the 401(k) plan, such termination and vesting to be effective no later than the business day preceding the closing. To the extent permitted by applicable law, Parent reserves the right to suspend the distribution of benefits from the 401(k) plan until the receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination of the 401(k) plan.

 Indemnification; Directors' and Officers' Insurance

        Parent, the surviving company and its subsidiaries have agreed to honor and fulfill the obligations of the Company and its subsidiaries for acts or omissions occurring prior to the effective time of the merger under (i) any indemnification, advancement of expenses and exculpation provision with respect to the current or former directors and officers of the Company and its subsidiaries set forth in any organizational documents of the Company or any of its subsidiaries as in effect on the date of the merger agreement and (ii) all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the effective time of the merger (the "Indemnified Parties").

        During the period commencing at the effective time of the merger and ending on the sixth anniversary of the effective time of the merger, Parent, the surviving company and its subsidiaries will cause the organizational documents of the surviving company and its subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the organizational documents of the Company and its subsidiaries as in effect on the date of the merger agreement, and during such six year period, such provisions will not be amended, repealed, or otherwise modified in any manner that would be adverse to the Indemnified Parties except as required by applicable law.

        The surviving company will (and Parent will cause the surviving company to) indemnify and hold harmless each Indemnified Party, for a period of six years after the effective time of the merger, from and against any and all costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party was a director or officer of the Company or any of its subsidiaries prior to or at the effective time of the merger, (ii) any acts or omissions occurring or alleged to occur prior to or at the effective time of the merger in such Indemnified Party's capacity as a director or officer of the Company or any of its subsidiaries, or (iii) the merger, the merger agreement or any of the transactions contemplated therein.

        In addition, during the period commencing at the effective time of the merger and ending on the sixth anniversary of the effective time of the merger, to the fullest extent permitted by applicable law, the surviving company shall advance (and Parent shall cause the surviving company to advance), prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the merger agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys' fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry.

        Prior to the effective time of the merger, the Company may purchase a six year "tail" prepaid policy on the Company's current directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the effective time of the merger. In the event that the Company elects to purchase such a "tail" policy prior to the effective time of the merger, the surviving company will (and Parent will cause the surviving company to) maintain such "tail" policy in full force and effect and continue to honor their respective obligations thereunder for so long as such "tail" policy shall be maintained in full force and effect. In the event that the Company does not purchase such a "tail" policy prior to the effective time of the merger, the surviving company will (and Parent will cause the surviving company to) maintain directors and officers liability insurance covering each Indemnified Party for a period of six years after the effective time of the merger on terms with respect to the coverage and amounts that are not less advantageous to the Indemnified Party than the existing insurance maintained by the Company as of the date of the merger agreement covering claims arising from facts, events, acts or omissions that have occurred at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement. In connection of such "tail" policy or maintaining such directors and officers liability insurance, the Company will not pay, and Parent and the surviving company will not be obligated to pay, annual premiums in excess of 300% of the annual premium paid by the Company for such insurance as of the date of the merger agreement.

Transfer of the JV interests

        Under the merger agreement, the Company will ensure that the transfer of its entire interests in Xijiao International Limited ("Xijiao") and Cool Sports (BVI) Limited ("Cool Sports") is consummated or completed at or prior to the merger (a) in accordance with the share transfer agreement, and (b) in such a manner so that none of Parent, the surviving company or any of their affiliates will have any liabilities or obligations following the effective time with respect to Xijiao, Cool Sports or any of their direct or indirect subsidiaries. Without Parent's prior written consent, the Company will not (i) amend, modify or terminate, or waive any material rights under (x) any contracts relating to the dissolution or termination of Xijiao and its direct and indirect subsidiaries or (y) the share transfer agreement, or (ii) enter into any other agreement with respect to the transactions contemplated by the share transfer agreement or with respect to the voluntary liquidation and/or dissolution of the Company's direct or indirect equity interests in Xijiao or any of its direct or indirect subsidiaries. The Company and its subsidiaries will promptly, but in no event later than thirty (30) days following the date of the merger agreement, make any filing required under the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Equity Transfer Income promulgated by the People's Republic of China in connection with the actions contemplated in this paragraph.

Conditions to the Merger

        The consummation of the merger is subject to the satisfaction of the following conditions:

  •
  the merger agreement and merger being approved by the shareholders at the extraordinary general meeting;

  •
  no governmental authority having enacted, issued, promulgated, enforced or entered any law or order, whether temporary, preliminary or permanent, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transactions contemplated by the merger agreement; and

  •
  the waiting period applicable to the consummation of the merger under the HSR Act having expired or been terminated.

        The obligations of Parent and Merger Subsidiary to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  •
  the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject generally to different levels of Company Material Adverse Effect and materiality exceptions;

  •
  the Company having performed or complied in all material respects all obligations required to be performed or complied by it under the merger agreement at or before the closing of the merger; and

  •
  there not having been any Company Material Adverse Effect, since the date of the merger agreement.

        The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  the representations and warranties of Parent and Merger Subsidiary in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent or materially adversely delay or impede the ability of Parent or Merger Subsidiary to consummate the merger and the other transactions contemplated by the merger agreement; and

  •
  each of Parent and Merger Subsidiary having performed in all material respects all obligations required to be performed or complied by it under the merger agreement at or prior to the closing of the merger.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the consummation of the merger:

  (a)
  by mutual written consent of the Company and Parent; or

  (b)
  by either of the Company or Parent, if:

  •
  the merger is not completed by November 17, 2013 (which we refer to herein as the "end date"), provided that this termination right is not available to any party whose failure to fulfill any obligation under the merger agreement or other intentional breach has been a principal cause of the failure of the effective time of the merger to occur on or before the end date;

  •
  any restraint is in effect that enjoins, restraints, prohibits or otherwise makes illegal the consummation of the merger, and such restraint has become final and nonappealable; provided that the right to terminate the merger agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the merger agreement or other intentional breach has been a principal cause of the issuance of such final, non-appealable restraint;

  •
  our shareholders do not approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

  (c)
  by Parent, if:

  •
  if the Company has materially breached or is deemed to have breached in any material respect its obligations under its non-solicitation covenant and its covenant to hold the extraordinary general meeting in the merger agreement and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within ten (10) business days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date;

  •
  the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement has become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date; provided, however, that Parent will not have the right to terminate the merger agreement if either Parent or Merger Subsidiary is then in material breach of the merger agreement such that the corresponding condition to closing would not be satisfied; or

    •
    (i) if prior to the receipt of the shareholders' approval and adoption of the merger agreement, there has been a change in the Company recommendation or (ii) if a tender or exchange offer for Shares is commenced by a person unaffiliated with Parent and, within ten (10) business days after the public announcement of the commencement of such acquisition proposal, the Company has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company's shareholders reject such acquisition proposal and not tender any Shares into such tender or exchange offer; or

  (d)
  by the Company:

  •
  upon a breach by Parent or Merger Subsidiary of any representation, warranty, covenant or agreement set forth in the merger agreement, or if any representation or warranty of Parent and Merger Subsidiary has become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by Parent or Merger Subsidiary by the end date or, if capable of being cured, have not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by Parent from the Company of such breach or (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the end date; provided, however, that the Company will not have the right to terminate the merger agreement if it is then in material breach of the merger agreement such that the corresponding condition to closing would not be satisfied;

  •
  prior to the receipt of the shareholders' approval and adoption of the merger agreement, in order to enter into an alternative acquisition agreement relating to a superior proposal in accordance with the terms of the merger agreement; or

  •
  if (i) all conditions to closing have been satisfied or waived by Parent or Merger Subsidiary, (ii) Parent fails to fund the exchange fund within five business days following the closing date, and (iii) the Company stands ready, willing and able to consummate the transactions contemplated by the merger agreement during such period.

Certain Additional Covenants

        Pursuant to the terms of the Merger agreement, we, Parent and Merger Subsidiary have agreed to certain additional covenants related to the following:

  •
  preparation of proxy statement;

  •
  sharing of information and access to information of us and our subsidiaries;

  •
  Parent's participation in the defense and settlement of any shareholder litigation relating to the transactions contemplated by the merger agreement;

  •
  notification of certain matters;

  •
  the resignation of our directors;

  •
  termination of the Company's agreements with its affiliates;

  •
  our elimination or minimization of the effects of certain takeover statutes; and

  •
  public announcements related to the merger agreement and the transactions contemplated thereby.

 Termination Fee

        The Company is required to pay Parent a termination fee of $9,900,000 within five business days after the merger agreement is terminated by Parent upon the occurrence of the following events:

  •
  if the Company has materially breached or is deemed to have breached in any material respect its obligations under its non-solicitation covenant and its covenant to hold the extraordinary general meeting in the merger agreement and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within ten (10) business days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date;

  •
  the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement will have become untrue, in either case such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the end date or, if capable of being cured, has not been cured in all material respects (i) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (ii) any shorter period of time that remains between the date Parent provides written notice of such breach and the end date; provided, however, that Parent will not have the right to terminate the merger agreement if either Parent or Merger Subsidiary is then in material breach of the merger agreement such that the condition to closing would not be satisfied; or

  •
  (i) if prior to the receipt of the shareholders' approval of the merger, there has been a change in the recommendation of the Company's board of directors, or (ii) if a tender or exchange offer for Shares is commenced by a person unaffiliated with Parent and, within ten (10) business days after the public announcement of the commencement of such acquisition proposal, the Company has not filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company's shareholders reject such acquisition proposal and not tender any Shares into such tender or exchange offer.

        The Company is required to pay Parent a termination fee of $9,900,000 on the date of termination if the merger agreement is terminated by the Company in order to enter into an alternative acquisition agreement with respect to a superior proposal, prior to obtaining the requisite shareholders' approval and adoption of the merger agreement.

        The Company is required to pay Parent a termination fee of $9,900,000 within five business days after the earlier of the date on which (i) the Company enters into a definitive acquisition or similar agreement with respect to an acquisition proposal and (ii) an acquisition proposal is consummated, if:

  •
  the merger agreement is terminated by Parent or the Company because (i) the merger is not completed by the end date; or (ii) the requisite shareholders' approval and adoption of the merger agreement has not been obtained at the extraordinary general meeting;

  •
  at or prior to the time of the termination of the merger agreement, a third party has announced, commenced, publicly disclosed or made known to the Company's board of directors an acquisition proposal; and

  •
  within 360 days following the termination of the merger agreement, the Company enters into a definitive acquisition or similar agreement with respect to an acquisition proposal or an acquisition proposal is consummated.

        Further, the Company is required to pay Parent all of Parent's reasonable and documented out-of-pocket expenses (including reasonable attorney's fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of the merger agreement in connection with the other transactions contemplated by the merger agreement if the merger agreement is terminated by Parent or the Company because the requisite shareholders' vote approving and adopting the merger agreement has not been obtained at the extraordinary general meeting, which payment will not exceed $3,300,000 in the aggregate. The reimbursement of such expenses incurred by Parent shall be credited against any termination fee subsequently paid by the Company.

Fees and Expenses

        Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except one-half of all expenses incurred in connection with the filings made pursuant to the HSR Act with respect to the merger, and the preparation, printing, filing and mailing of the proxy statement (excluding attorneys' fees and expenses) will be paid by each of the Company and Parent.

Modification or Amendment; Waiver of Conditions

        The merger agreement may be amended with the approval of the respective boards of directors of the parties to the merger agreement at any time prior to the effective time of the merger, provided that after any such adoption and approval of the merger agreement by the requisite shareholders' approval and adoption of the merger agreement, no amendment will be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

        At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law and subject to the provision in the immediately preceding paragraph.

Remedies

        Each of the parties to the merger agreement is entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce, specifically, the terms and provisions thereof, this being in addition to any other remedy to which each party is entitled under the merger agreement.

Governing Law

        The merger agreement and the share transfer agreement are governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of the merger agreement with specific reference to the Laws of the Caymans Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision. All actions and proceedings arising out of or relating to the merger agreement and the share transfer agreement will be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York.

DISSENTERS' RIGHTS

        The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares ("Dissenters' Rights"). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex D, particularly the procedural steps required to perfect Dissenters' Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters' Rights.

 Requirements for Exercising Dissenters' Rights

        A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed merger, provided that such shareholder follows the procedures summarized below.

        The exercise of your Dissenters' Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters' Rights, the following procedures must be followed:

  •
  you must give written notice of objection ("Notice of Objection") to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

  •
  within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization ("Approval Notice") to all Dissenting Shareholders who have served a Notice of Objection;

  •
  within 20 days immediately following the date on which the Approval Notice is given (the "Dissent Period"), the Dissenting Shareholder must give a written notice of his or her decision to dissent (a "Notice of Dissent") to the Company stating his or her name and address, the number and class of Shares with respect to which he or she dissents and demanding payment of the fair value of his or her Shares. The shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of its Shares (and the right to participate in court proceedings to determine the fair value of his or her Shares or the right to institute proceedings on the grounds that the merger is void or unlawful). A Dissenting Shareholder must dissent in respect of all the Shares which he or she holds;

  •
  within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a "Fair Value Offer") to each Dissenting Shareholder to purchase his or her Shares at a price determined by the Company to be the fair value of such Shares;

  •
  if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree upon the price, the Company shall pay such amount to the Dissenting Shareholder forthwith. If, however, with this period, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder's Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the "Grand Court") for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

  •
  if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters' Rights and will determine the fair value of the Shares held by those shareholders together with a fair rate of interest, if any.

        All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on the register of shareholders of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to become the holder of record of such Shares, in order to follow the steps summarized above in a timely manner to perfect whatever Dissenters' Rights attached to the Shares.

        You must be a registered holder of Shares in order to exercise your Dissenters' Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender his or her ADSs to the ADS depositary before the extraordinary general meeting on July 3, 2013 and pay any applicable fees to the ADS depositary to withdraw his or her Shares and then become a record holder of such Shares and comply with the procedures described above in order to perfect the Dissenters' Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters' Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact your broker. If your broker needs further instruction, please have your broker contact the Depositary at JP Morgan Chase Bank, N.A.

        If you do not satisfy each of these requirements, you cannot exercise Dissenters' Rights and will be bound by the terms of the merger agreement. Failure to vote your Shares, or a vote against the approval of the merger and the adoption and approval of the merger agreement and the transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger.

        If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $6.50 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and Parent intend to assert that the per Share merger consideration of $6.50 is equal to the fair value of each of your Shares.

        The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters' Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters' Rights.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

        The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each person known to us to own beneficially more than 5.0% of our outstanding Shares.

        The amounts and percentages of Shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. To the Company's knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive power over the shares beneficially owned by them.

	Shares Beneficially Owned as of June 6, 2013(1)
	Number	%
Directors and Executive Officers:
G. George Lu	507,738	1.1%
Chan Kin Fei Adrian(2)	1,396,879	3.0%
Wing Chung Anders Cheung	—	—
William John Sharp	—	—
Donghui Wang	—	—
Paul Weinewuth(3)	2,076,392	4.4%
Raymond Grady(4)	619,655	1.3%
All directors and executive officers as a group	4,600,664	9.8%
Principal Shareholders:
Surfmax Investment Partners Limited(5)	12,571,915	26.7%
Rong Lu(6)	11,175,036	23.8%
Khazanah Nasional Berhad(7)	10,631,035	22.6%
SHK Asian Opportunities Fund, L.P(8)	2,388,500	5.1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. For each person and entity included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or entity by the sum of the number of shares outstanding and the number of shares such person or entity has the right to acquire within 60 days of the date of this proxy statement, including through the exercise of any option, warrant or other right or the conversion of any other security. The total number of shares outstanding as of the date of this proxy statement is 47,032,820 (excluding the 1,622,904 unvested restricted shares or restricted share units). In calculating the beneficial ownership, we did not take into account the 1,622,904 restricted shares or restricted share units granted to certain employees and directors. Pursuant to the 2011 Share Incentive Plan, the Company has granted 1,622,904 restricted shares or restricted share units (including

  2,500 restricted share units) to certain employees and directors, of which 2,500 restricted shares are reserved for potential settlement of 2,500 restricted share units granted on January 1, 2013, assuming certain specified vesting criteria is satisfied. Under the relevant restricted shares award agreements and the restricted share unit agreement, the holders of such securities agreed not to exercise voting rights and not to receive dividends or other payments to the extent that such securities are unvested. These restricted shares and restricted share units did not vest as of the date of this proxy statement and a portion of them will vest as of January 1, 2014.

(2)
Includes Mr. Chan's 11.1% equity interest in Surfmax Investment Partners Limited, or Surfmax. Surfmax holds 12,571,915 ordinary shares in the Company as of the date hereof. See note (5) below.

(3)
Represents 2,076,392 ordinary shares held by Weinewuth Family Limited Partnership. Weinewuth Family Limited Partnership is controlled by Paul Weinewuth, our chief financial officer. The address of Weinewuth Family Limited Partnership's registered office is 1307 Kallien Court, Naperville, Illinois 60540.

(4)
Represents 619,655 ordinary shares held by Raymond Grady Trust, whose beneficiaries are Raymond Grady and his wife, Elizabeth Grady. The address of Raymond Grady Trust is 3444 N Hamilton Ave., Chicago, IL 60661.

(5)
Represents 12,571,915 ordinary shares in the Company held by Surfmax Investment Partners Limited. Surfmax Investment Partners Limited is a limited liability company incorporated in the British Virgin Islands. Rong Lu holds an 88.9% equity interest in and is the controlling person of Surfmax. Chan Kin Fei Adrian holds the remaining 11.1% equity interest in Surfmax. The address of Surfmax's registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)
Represents Ms. Lu's 88.9% equity interest in Surfmax Investment Partners Limited. Surfmax Investment Partners Limited holds 12,571,915 ordinary shares in the Company. See note (5) above.

(7)
Represents 10,631,035 ordinary shares in the Company held by Datai Bay Investments Ltd., or Datai Bay, a 100% indirect subsidiary of Khazanah Nasional Berhad. Khazanah Nasional Berhad is the strategic investment fund of the government of Malaysia entrusted to hold and manage the commercial assets of the government and to undertake strategic investments. Khazanah Nasional Berhad is involved in various sectors such as power, telecommunications, banking, automotive manufacture, airport management, infrastructure, property development, broadcasting, semiconductor, steel production, electronics, investment holding, technology and venture capital. Khazanah Nasional Berhad has a nine-member board comprising representatives from the public and private sectors. Prime Minister Mohd Najib Tun Abdul Razak is the Chairman of the Board. The address of Datai Bay's registered office is Equity Trust Company (Cayman) Ltd., 2/F, Compass Centre, PO Box 10338, Shedden Road, Grand Cayman KY1-1003, Cayman Islands. The address of Khazanah Nasional Berhad is Level 33, Tower 2, Petronas Twin Towers, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.

(8)
Represents 1,194,250 ADSs in the Company held by SHK Asian Opportunities Fund, L.P. The general partner of SHK Asian Opportunities Fund, L.P. is SHK Private Equity Managers Ltd., an exempted company incorporated in the Cayman Islands, while Credit Suisse Administration Services (Cayman) Limited is the administrator of SHK. The investment manager of SHK Asian Opportunities Fund, L.P. is SHK Alpha Managers Ltd. SHK Private Equity Managers Ltd., through SHK Alpha Managers Ltd., has the power to direct the voting and disposition of the securities held by SHK Asian Opportunities Fund, L.P. and such voting and disposition power is exercised by its directors, Mr. Rizal Wijono, Mr. Nigel Stead and Mr. Winston Connolly. The registered office of SHK Asian Opportunities Fund, L.P. is Campbell Corporate Services Limited, 4/F, Scotia Centre, P.O. Box 268, George Town, Grand Cayman KY1-1104, Cayman Islands.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) resulting from the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the "Code," final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the IRS and the IRS may challenge any of the conclusions set forth below.

        This discussion does not address any U.S. federal estate, gift, or other non-income tax, including the alternative minimum tax and the Medicare contribution tax on certain net investment income, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares as compensation for services; (vii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; or (x) U.S. Holders that actually or constructively own 10% or more of our voting shares. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times (generally, property held for investment).

        As used herein, a "U.S. Holder" is any beneficial owner of Shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all of its substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

        ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters' Rights

        The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters' Rights (as described under "Dissenters' Rights"), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under "Passive Foreign Investment Company" below, such recognized gain or loss generally will be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder's holding period for the Shares exchanged is greater than one year at the effective time of the merger.

        Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

        Any gain or loss recognized by U.S. Holders generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

        In general, we will be a passive foreign investment company ("PFIC") for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly average value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test"). For this purpose, passive income generally includes dividends, interest, and certain royalties and rents and gains from the disposition of passive assets. If we own, directly or indirectly, at least 25% (by value) of the shares of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        We do not believe that we have been a PFIC for a prior taxable year. Based on the projected composition of our income and value of our assets, we do not currently expect to become a PFIC for our current taxable year. Our PFIC status for the current taxable year will not be determinable until the close of the taxable year and, accordingly, there can be no assurance that we will not be a PFIC for our current taxable year.

        If, contrary to our expectation, we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid mark-to-market election, then any gain recognized by such U.S. Holder on the disposition of Shares generally would be allocated ratably over such U.S. Holder's holding period for the Shares. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year through the due date of the U.S. Holder's federal income tax return for the taxable year in which the merger occurs.

        If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

        A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder (i) is an exempt recipient and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

 CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

        The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands, or produced before a court; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger.

 FUTURE SHAREHOLDER PROPOSALS

        If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting later in the year.

 WHERE YOU CAN FIND MORE INFORMATION

        The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

        We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. The information we file or furnish is also available free of charge on the SEC's website at http://www.sec.gov.

        You also may obtain free copies of the documents the Company files with the SEC by going to the "Investors—Financial Information" section of our website at http://www.acquitygroup.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

        Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company's annual report on Form 20-F filed with the SEC on April 8, 2013 is incorporated herein by reference. The Company's reports on Form 6-K furnished to the SEC since May 23, 2012 are incorporated herein by reference.

        We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

        Requests for copies of our filings should be directed to the Company's Investor Relations Supervisor, Jessica Barist Cohen of Ogilvy Financial by phone at (646) 460-9989 or by sending an e-mail to aq@ogilvy.com or Innisfree M&A Incorporated by phone at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

        THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

        THIS PROXY STATEMENT IS DATED JUNE 7, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger

Confidential	Execution Version

AGREEMENT AND PLAN OF MERGER

among

ACCENTURE HOLDINGS B.V.,

MAHI ACQUISITION CORPORATION LTD.

and

ACQUITY GROUP LIMITED

Dated as of May 17, 2013

A-i

A-ii

A-iii

A-iv

        AGREEMENT AND PLAN OF MERGER, dated as of May 17, 2013 (this "Agreement"), among Accenture Holdings B.V., a private company with limited liability registered in the Netherlands ("Parent"), Mahi Acquisition Corporation Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub"), and Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company", and together with Parent and Merger Sub, the "Parties").

        WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law, Parent, Merger Sub and the Company have agreed to enter into a business combination transaction, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the "Merger");

        WHEREAS, concurrently with the execution of this Agreement, Adrian Kin Fei Chan (the "JV Purchaser") and the Company shall enter into a share transfer agreement (the "JV Purchase Agreement") pursuant to which the JV Purchaser shall purchase all of the equity interests that the Company has in Cool Sports (BVI) Limited and Xijiao International Limited (the "JV Transaction);

        WHEREAS, the Company Board has (a) determined that the Merger and the JV Transaction is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement and the JV Purchase Agreement, (b) approved the execution, delivery and performance by the Company of this Agreement and the JV Purchase Agreement and the consummation of the transactions contemplated hereby, including the Merger and the JV Transaction, and (c) resolved to recommend the approval and adoption of this Agreement, the Plan of Merger and the JV Purchase Agreement by the shareholders of the Company at the Company Shareholders' Meeting; and

        WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

        Section 1.01    Certain Defined Terms. For purposes of this Agreement:

        "2012 Balance Sheet" means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2012, including the notes thereto.

        "Acceptable Confidentiality Agreement" means an executed confidentiality and standstill agreement that contains terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement.

        "Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) relating to (a) any merger, consolidation, reorganization, business combination or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 25% or more of the net revenues, net income, cash flows or fair market value of the assets of the Company and its Subsidiaries, taken as a whole) which would result in any Person beneficially owning more than 25% of the outstanding equity interests of the Company or any successor thereto or parent entity thereof; (b) any sale, lease, license, exchange, transfer, other disposition or joint venture of assets (including equity interests in Subsidiaries) or businesses that constitute or represent more than 25% of the net revenues, net income, cash flows or fair market value of the assets of the Company and its

Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 25% of any class of equity interests, or securities or other interests convertible into or exchangeable for equity interests of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons becoming the beneficial owner of more than 25% of any class of equity interests of the Company or (e) any combination of the foregoing, in the case of any of clauses (a) through (d), whether in one transaction or a series or related transactions and whether directly or indirectly.

        "Action" means any litigation, suit, claim, action, proceeding, arbitration or investigation before any court or other Governmental Authority or any arbitrator.

        "ADR" and "ADR Register" shall have the same meaning set forth in the Company Deposit Agreement.

        "Affiliate" of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

        "Alternative Acquisition Agreement" means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

        "beneficial owner", with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

        "Business Day" means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the Cayman Islands, Beijing, Hong Kong or the City of Chicago.

        "Company Board" means the board of directors of the Company.

        "Company Disclosure Schedule" means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

        "Company IT Assets" means all IT Assets owned, leased or licensed by the Company and its Subsidiaries.

        "Company Material Adverse Effect" means any circumstance, event, fact, change, effect or development (any such item, an "Effect") that, individually or in the aggregate together with all other Effects, (x) is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of this clause (x), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent arising out of, relating to or resulting from any of the following after the date hereof shall be (a) deemed to be or constitute a "Company Material Adverse Effect," or (b) taken into account in determining whether a "Company Material Adverse Effect" has occurred: (i) changes or modifications in IFRS or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries; (ii) changes, effects or circumstances generally affecting the principal industries or markets in which the Company or any of its Subsidiaries operate; (iii) changes in general business, economic, political or financial market conditions; (iv) general changes in the financial, credit or securities markets in the U.S., including changes in interest rates, foreign exchange rates and sovereign credit ratings; (v) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby or the announcement of the execution of this Agreement, including, without limitation, any shareholder litigation relating to this Agreement; (vi) any change in the Company's stock price or trading volume as quoted on the NYSE Amex; (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (viii) actions or omissions taken at the written request or the written consent of Parent or expressly required by this Agreement; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period; (x) any change or prospective change in the Company's credit ratings; (xi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; or (xii) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; except (A) any Effect referred to in the case of the foregoing clauses (i), (ii), (iii), (iv) and (vii) shall be taken into account in determining whether there has been a Company Material Adverse Effect, to the extent the impact of such Effect is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the principal industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact may be taken into account in determining whether or not a Company Material Adverse Effect has occurred), and (B) the underlying causes of any Effect described in clauses (vi), (ix) and (x) shall be taken into account in determining whether a "Company Material Adverse Effect" has occurred or would reasonably be expected to occur; or (y) would reasonably be expected to prevent or materially hinder or delay the Company from consummating the Merger.

        "Company Permits" means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

        "Company Recommendation" means the recommendation of the Company Board that the shareholders of the Company adopt this Agreement.

        "Company Share Plan" means the Company's 2011 Share Incentive Plan adopted in November 2011, as amended and supplemented from time to time, or any other plan, program or arrangements providing for the grant of equity incentive awards.

        "Company Shareholders' Meeting" means the meeting of the Company's shareholders (including any valid adjournments or postponements thereof in accordance with this Agreement) to be held to consider adoption of this Agreement, the Plan of Merger and the JV Purchase Agreement.

        "Confidentiality Agreement" means the confidentiality agreement, dated January 24, 2013, between Accenture LLP and the Company.

        "Contract" shall mean any note, bond, mortgage, indenture, Lease, license, sublicense, guaranty, security agreement, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

        "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the affairs, management or policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

        "Encumbrances" means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer, other than any non-exclusive license of or option to license on a non-exclusive basis any Intellectual Property Rights.

        "End Date" means the date that is six months from the date of this Agreement.

        "Environmental Laws" means any applicable local, provincial or national Law relating to: (a) pollution or the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of, or exposure of any Person to, any Hazardous Substance.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Expenses" means all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

        "Governmental Authority" means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality, commission or body or any court, tribunal, arbitrator or other judicial or arbitral body of competent jurisdiction.

        "Hazardous Substances" means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as a hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls, toxic mold or radioactive materials.

        "IFRS" means the International Financial Reporting Standards.

        "Indebtedness" means, with respect to any Person all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person (i) evidenced by notes, bonds, debentures or other similar instruments, (ii) under any interest rate swap or other hedging agreement or arrangement, (iii) under any capitalized lease obligations or undrawn letters of credit or (iv) guarantees of any of the foregoing.

        "IT Assets" means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

        "Joint Venture Entities" means collectively, Digital Li-Ning Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Digital Li-Ning"), Huaren Kudong Commercial Trading Co., Ltd., a limited company incorporated under the laws of the People's Republic of China ("Huaren Kudong") and any Subsidiaries of either Digital Li-Ning or Huaren Kudong.

        "Knowledge of the Company" or "Company's Knowledge" means the actual (but not constructive or imputed) knowledge of the directors and the senior management team of the Company, without any implication of verification or investigation concerning such knowledge.

        "Knowledge of Parent" or "Parent's Knowledge" means the actual (but not constructive or imputed) knowledge of Brian Whipple, Stephanie Schnabel, Adrian Covey, Sarah Weersing and Kevin Freeman, without any implication of verification or investigation concerning such knowledge.

        "Law" means any federal, national, foreign, supranational, state, provincial, county, local, administrative or other law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

        "Lease" means any and all leases, subleases, licenses, concessions or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

        "Leased Real Property" means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee, occupier or through any other contractual arrangement, together with, to the extent leased or contracted for use by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

        "NYSE Amex" means NYSE AMEX, LLC.

        "Order" means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered or issued by or with any Governmental Authority (in each case whether preliminary, temporary or final).

        "Parent Board" means the board of directors of Parent.

        "Parent Permits" means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

        "Permitted Encumbrances" means: (a) liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the 2012 Balance Sheet in accordance with IFRS; (b) materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) liens on leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) incurred in the ordinary course of business; (d) Encumbrances imposed by applicable Law; (e) pledges or deposits or other liens to secure obligations under workers' compensation laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not and would not reasonably be expected to adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances securing indebtedness or liabilities that (I) are reflected in the Company SEC Reports publicly filed or publicly furnished prior to the date hereof or (II) that have otherwise been disclosed to Parent in writing as of the date of this Agreement on the Company Disclosure Schedule; (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (j) standard survey and title exceptions; and (k) any other Encumbrances on property that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

        "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), group (as defined in Section 13(d) of the Exchange Act), trust, association, entity or Governmental Authority.

        "Representatives" means a Person's officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Service Provider" means each of the officers, employees and directors of the Company and each of its Subsidiaries.

        "Subsidiary" or "Subsidiaries" of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

        "Superior Proposal" means a written bona fide Acquisition Proposal, not resulting from a breach of Section 7.03, on terms that the Company Board determines, in its good faith judgment, after having received the advice of its financial advisor(s) and outside legal counsel, and after taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) provides a higher value, from a financial point of view, to the Company's shareholders than the Merger (after taking into account any revisions to this Agreement made or proposed in writing by Parent) and (ii) with respect to any Acquisition Proposal from a financial sponsor or group of financial sponsors, or a Person or group that proposes to obtain a material portion of its financing from one or more financial sponsors, the financing of which is fully committed. For purposes of the definition of "Superior Proposal," each reference to "25%" in the definition of "Acquisition Proposal" shall be replaced with "50%".

        "Tax" or "Taxes" means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers' compensation, unemployment compensation or net worth and taxes or other charges in the nature of excise, withholding, escheat, ad valorem, stamp, transfer, value-added or gains taxes; (b) license, registration and documentation fees; and (c) customs duties, tariffs and similar charges.

        "Tax Return" shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        "Transactions" means the Merger and the other transactions contemplated by this Agreement.

        "U.S." means the United States of America.

        "Unvested Company Share" means a restricted share or a restricted share unit granted under the Company Share Plan or otherwise.

        "US$" or "$" means the legal currency of the United States of America.

        "Warn Act" means the Worker Adjustment and Retraining Notification Act of 1988.

        Section 1.02    Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
401(k) Plan	Section 7.05
Aggregate ADS Payment	Section 3.04(b)
Agreement	Preamble
Anti-Bribery Laws	Section 4.06(b)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)

Defined Term	Location of Definition
Benefit Period	Section 7.05
Benefit Plans	Section 4.10(d)
Cayman Companies Law	Section 2.01
Certificates	Section 3.04(a)
Change in the Company Recommendation	Section 7.03(d)
Change or Termination Notice	Section 7.03(e)(i)
Closing	Section 2.03
Closing Date	Section 2.03
Code	Section 4.10(f)
Company	Preamble
Company ADSs	Section 3.01(b)(ii)
Company Deposit Agreement	Section 3.04(b)
Company Depositary	Section 3.04(b)
Company Intellectual Property Rights	Section 4.12(a)
Company Related Parties	Section 9.03(e)
Company SEC Reports	Section 4.07(a)
Company Securities	Section 4.03(a)
Company Shares	Section 3.01(b)
Company Termination Fee	Section 9.03(a)(ii)
D&O Insurance	Section 7.06(c)
Dissenters Shares	Section 3.06
Effective Time	Section 2.02
ERISA	Section 4.10(g)
Exchange Fund	Section 3.03(c)
Excluded Company Shares	Section 3.01(c)
Filings	Section 7.08(a)
Government Official	Section 4.06(b)
HSR Act	Section 4.05(b)
Indemnified Parties	Section 7.06(a)
Intellectual Property Rights	Section 4.12(a)
JV Purchase Agreement	Recitals
JV Purchaser	Recitals
JV Transaction	Recitals
Material Contracts	Section 4.15(a)
Maximum Annual Premium	Section 7.06(c)
Merger	Recitals
Merger Sub	Preamble
Notice Period	Section 7.03(e)(i)
Parent	Preamble
Parent Expenses	Section 9.03(c)
Parties	Preamble
Paying Agent	Section 3.03(a)
Per Share Merger Consideration	Section 3.01(b)(i)
Per ADS Merger Consideration	Section 3.01(b)(ii)
Plan of Merger	Section 2.02
Proxy Statement	Section 7.01(a)
Related Person	Section 4.21
Required Company Vote	Section 4.04(b)
Restraint	Section 8.01(b)
Surviving Corporation	Section 2.01

Defined Term	Location of Definition
Takeover Laws	Section 4.20
Termination Date	Section 9.01
Uncertificated Shares	Section 3.04(a)
WARN Act	Section 4.10(c)

        Section 1.03    Interpretation; Headings. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made available or delivered pursuant hereto, unless otherwise defined therein. The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms "or", "any" and "either" are not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". References to a Person are also to its successors and permitted assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

        Section 1.04    Company Disclosure Schedules. Certain items and matters are listed in the Company Disclosure Schedules for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of the Company Disclosure Schedule shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Schedule. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

THE MERGER

        Section 2.01    The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement, the Plan of Merger and in accordance with the Companies Law (as amended) of the Cayman Islands (the "Cayman Companies Law"), Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving company (the "Surviving Corporation"), which shall continue to be governed by the Cayman Companies Law, and the separate corporate existence of Merger Sub shall cease.

        Section 2.02    Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the "Plan of Merger") substantially in the form contained in Exhibit A hereto and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the Closing Date. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (the "Effective Time").

        Section 2.03    Closing of the Merger. Unless otherwise mutually agreed in writing among the Company, Merger Sub and Parent, the closing of the Merger (the "Closing") will take place at 10:00 a.m. (Cayman Islands time), on a date to be agreed between Parent and the Company (the "Closing Date"), which shall be no later than the third Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Shearman & Sterling, 12/F, Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong or another place agreed in writing by Parent and the Company.

        Section 2.04    Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, duties, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

        Section 2.05    Memorandum and Articles of Association. At the Effective Time, without any further action on the part of the Parties, the memorandum of association and articles of association of Merger Sub then in effect immediately prior to the Effective Time shall become the memorandum of association and articles of association ("Articles of Association") of the Surviving Corporation (except that, at the Effective Time, (i) Clause 1 of the memorandum of association shall be amended to be and read as follows: "The name of the Company is Acquity Group Limited", and (ii) the Articles of Association shall be amended to refer to the name of the Surviving Corporation as "Acquity Group Limited", in each case, until thereafter changed or amended as provided therein or by applicable Laws).

        Section 2.06    Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

        Section 2.07    Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified, unless otherwise agreed by the Parties.

ARTICLE III

CONVERSION OF SECURITIES

        Section 3.01    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of the Company:

          (a)   Securities of Merger Sub. Each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and the register of members of the Surviving Corporation shall be updated after the Effective Time to reflect the same.

          (b)   Merger Consideration. (i) Other than as provided in Section 3.01(b)(ii), each ordinary share, par value US$0.0001 per share, of the Company issued and outstanding immediately prior to the Effective Time (individually, a "Company Share" and collectively, the "Company Shares") (other than the Excluded Company Shares, any Dissenters Shares and any Unvested Company Shares, which are governed by the provisions of Section 3.02), shall be cancelled in exchange for the right to receive an amount in cash equal to $6.50 per Company Share without interest (the "Per Share Merger Consideration"), in accordance with Section 3.04(a).

            (ii)   Each American depositary share of the Company issued and outstanding immediately prior to the Effective Time, each of which represents two Company Shares (individually, a "Company ADS" and collectively, the "Company ADSs"), shall be cancelled in exchange for the right of the holder of the relevant Company ADS, at the direction of the Company Depositary, to receive an amount in cash equal to $13.00 per Company ADS without interest (the "Per ADS Merger Consideration"), in accordance with Section 3.04(b). As of the Effective Time, all of the Company Shares, including Company Shares represented by Company ADSs, and all of the Company ADSs shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Company Share (other than the Excluded Company Shares and any Dissenters Shares) shall thereafter represent only the right to receive, without duplication, the Per Share Merger Consideration and each Company ADS shall thereafter represent only the right to receive, without duplication, the Per ADS Merger Consideration, in each case, without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 3.06.

          (c)   Cancellation of Company Shares. Each Company Share and each Company ADS issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub, or the Company (collectively, the "Excluded Company Shares"), shall, by virtue of the Merger and without any action on the part of its holder, automatically be surrendered and cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          (d)   Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (including branch register) maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Company Shareholders' Meeting has been sent to such shareholder and has been returned undelivered. It is acknowledged that holders of Dissenters Shares and shareholders of the Company, who are untraceable and who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods, will be advised by the Paying Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.

          (e)   Certain Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the outstanding Company Shares or securities convertible into or exchangeable or exercisable for Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction.

        Section 3.02    Treatment of Unvested Company Shares.

          (a)   Effective as of the Effective Time, the Company, acting through the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to (i) terminate the Company Share Plan, and any relevant award agreements applicable to, or granted under, the Company Share Plan, and (ii) cause the Unvested Company Shares to be treated as set forth in Section 3.02(b) below.

          (b)   At the Effective Time, each Unvested Company Share that remains outstanding as of immediately prior to the Effective Time shall cease to represent a right or award with respect to Company Shares and shall entitle the former holder thereof to receive a cash amount equal to the Per Share Merger Consideration in respect of each Company Share underlying such Unvested Company Share. Parent shall provide payment in respect of Unvested Company Shares through the Surviving Corporation's payroll, and subject to applicable withholding, as soon as practicable following the Effective Time and in no event more than thirty (30) days following the Closing Date.

          (c)   The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Company Shares or other share capital of the Company to any Person pursuant to or in settlement of an Unvested Company Share. Promptly following the date hereof, the Company shall deliver written notice to each holder of an Unvested Company Share informing such holder of the treatment of their Unvested Company Share contemplated by this Agreement.

        Section 3.03    Exchange Fund.

          (a)   Prior to the Effective Time, Parent shall, subject to the Company's prior approval (which approval shall not be unreasonably withheld, conditioned or delayed), appoint a commercial bank or trust to act as exchange agent hereunder for the purpose of canceling the Company Shares and Company ADSs in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as the case may be (the "Paying Agent").

          (b)   At or prior to the Effective Time, Parent shall deposit or cause to be deposited, as the case may be, with the Paying Agent, for the benefit of the holders of Company Shares and Company ADSs (other than the Excluded Company Shares) cash in amounts sufficient to make payments under Section 3.01(b) and Section 3.02 and, without duplication, an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration.

          (c)   Any cash deposited with the Paying Agent pursuant to this Section 3.03 shall hereinafter be referred to as the "Exchange Fund". Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated under Section 3.01(b) and Section 3.02 and, without duplication, an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; or after the Effective Time, the Surviving Corporation; provided that such investments shall be in (i) obligations of or guaranteed by the United States of America, (ii) commercial paper obligations rated A-l or P-I or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, (iii) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment or (iv) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $5 billion. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in the Exchange Fund in excess of the aggregate amounts payable under Article III shall be returned to Parent in accordance with Section 3.07.

        Section 3.04    Exchange Procedures.

          (a)   Holders of Company Shares: (i) promptly after the Effective Time (and in any event within five Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each registered holder of Company Shares (other than the Company Depositary and holders of Dissenters Shares) (A) a form of letter of transmittal (which shall specify how the delivery of the Exchange Fund to the registered holders of the Company Shares shall be effected) and (B) instructions for effecting the surrender of any and all share certificates which have been issued formerly representing Company Shares (the "Certificates"). Each registered holder of Company Shares (other than the Company Depositary and holders of Dissenters Shares and Excluded Company Shares) (including Company Shares not represented by a Certificate ("Uncertificated Shares")) shall be entitled to receive the Per Share Merger Consideration, without interest, for each Company Share (including Company Shares formerly represented by a Certificate and Uncertificated Shares) cancelled at the Effective Time; provided that each holder of a Certificate shall be required to surrender such Certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 3.09) to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, and the Certificate so surrendered shall forthwith be cancelled; and (ii) if the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled Company Share is registered, it shall be a condition of payment that (A) a share transfer form in respect of the Company Shares represented by the Certificate so surrendered (if any) shall be in a proper form to transfer the relevant Company Shares and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled Company Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Upon the cancellation of any Company Shares at the Effective Time, the registered holder of such cancelled Company Shares shall have no further rights in respect of each such cancelled Company Share, other than the right to receive the Per Share Merger Consideration as contemplated by this Article III, without interest.

          (b)   Holders of Company ADSs. Prior to the Effective Time, Parent and the Company shall, subject to the conditions and terms of the depositary agreement dated as of April 26, 2012 (the "Company Deposit Agreement"), entered into among the Company, JPMorgan Chase Bank, N.A. (the "Company Depositary"), as depositary, and all owners and beneficial owners from time to time of the Company ADSs, establish procedures with the Company Depositary and the Paying Agent to ensure that (i) the Paying Agent will transmit to the Company Depositary promptly following the Effective Time an amount in cash equal to the product of (x) the number of Company ADSs issued and outstanding immediately prior to the Effective Time (other than the Company ADSs representing Excluded Company Shares) and (y) the Per ADS Merger Consideration (the "Aggregate ADS Payment") and (ii) the Company Depositary will distribute the Aggregate ADS Payment to Company ADS holders (less the cancellation fee of $0.05 per Company ADS pursuant to the terms of the Company Depositary Agreement), in cash, without interest, pro rata to their holdings of Company ADSs upon surrender by them of the ADRs representing such Company ADSs (or an affidavit and indemnity or loss in lieu of the ADRs) for such Company ADSs.

          (c)   Termination of Company Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Company Depositary to terminate the Company Deposit Agreement in accordance with its terms.

        Section 3.05    Transfer Books; No Further Ownership Rights. Subject to Section 3.06, all amounts paid from the Exchange Fund in respect of the cancellation of the Company Shares and the Company ADSs in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares (including Company Shares previously represented by such Certificates and Uncertificated Shares) or ADRs. At the Effective Time, the register of members of the Company and the ADR Register of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of the Company Shares or on the ADR Register of the Company of the Company ADSs that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of the Company Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the Company Deposit Agreement, the holders of ADRs that evidenced ownership of the Company ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such Company Shares or ADRs, except as otherwise provided for herein or by applicable Laws. Subject to the last sentence of Section 3.06, if, at any time after the Effective Time, Certificates or ADRs are presented to the Surviving Corporation, or the Company Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article III.

        Section 3.06    Dissenting Shares. No Person who has validly exercised such Person's rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Company Shares owned by such Person ("Dissenters Shares") unless and until such Person shall have lost such Person's rights to dissent from the Merger under the Cayman Companies Law. If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Company Shares shall cease to be Dissenters Shares. Each Dissenters Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, and any other instruments served pursuant to applicable Laws that are received by the Company relating to Company shareholders' rights to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

        Section 3.07    Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, exchangeable for such Company Shares to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of Company Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

        Section 3.08    No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        Section 3.09    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Paying Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Company Shares formerly represented thereby pursuant to this Agreement.

        Section 3.10    Withholding Rights. The Surviving Corporation, Parent, the Paying Agent and the Company Depositary will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law. To the extent that amounts are required to be deducted and withheld, the Surviving Corporation, Parent, the Paying Agent or the Company Depositary shall pay the full amount deducted and withheld to the relevant Government Authority in accordance with applicable Tax Law and such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent, the Paying Agent or the Company Depositary (as applicable). As of the date of this Agreement, except with respect to (i) any Taxes required to be withheld on payments treated as compensation for purposes of U.S. federal, state, local or non-U.S. Tax Law and (ii) any Taxes required to be withheld under the backup withholding provisions of Section 3406 of the Code and the Treasury regulations thereunder on payments to a holder of Company Shares or Company ADSs that does not provide a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, neither Parent nor the Company is aware of any obligation under Tax Law to deduct and withhold from any amounts otherwise payable pursuant to this Agreement. If prior to the Closing Date either Parent or the Company becomes aware of any such other obligation to deduct or withhold from amounts payable hereunder, it shall promptly notify the other Party in writing of such obligation. If such obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, Parent shall use reasonable best efforts to provide the Person receiving the applicable payment with the opportunity to complete and provide such certification or form prior to the Closing Date.

        Section 3.11    Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of each Company Share for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent) and (b) except as disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement (excluding "risk factors" sections or any language in such reports that is predictive or forward-looking), the Company hereby represents and warrants to Parent and Merger Sub that:

        Section 4.01    Organization and Qualification; Subsidiaries. (a) The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

        (b)   A true and complete list of all the Subsidiaries of the Company, identifying (i) the name and jurisdiction of incorporation or organization of each such Subsidiary; (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary that is outstanding as of the date hereof; (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except for the Company's Subsidiaries set forth on Section 4.01(b) of the Company Disclosure Schedule and the Joint Venture Entities, the Company does not own, directly or indirectly, any outstanding shares of capital stock or other equity or similar interests (including any interest convertible into or exchangeable or exercisable for any equity or similar interest) in any Person.

        Section 4.02    Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or other equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents.

        Section 4.03    Capitalization. (a) The authorized share capital of the Company consists of 500,000,000 Company Shares. As of the date of this Agreement, (i) 48,654,224 Company Shares are issued and outstanding (including 1,621,404 Unvested Company Shares), all of which are duly authorized, validly issued, fully paid and non-assessable and (ii) none of the Company Shares are held in the treasury of the Company. Except as set forth in this Section 4.03, (i) there are no shares of capital stock or other equity or voting interests in the Company or any of its Subsidiaries, no options, warrants, convertible debt, other convertible interests or other securities or interests exchangeable or exercisable for shares of capital stock or other equity or voting interests in the Company or any of its Subsidiaries, and no other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to any issued or unissued shares of capital stock or other equity or voting interests in, or any securities or interests convertible into or exchangeable or exercisable for, shares of capital stock or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any of the foregoing (all such interests described in this clause (i), "Company Securities"), and (ii) there are no obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. The Company Shares are the only class of authorized shares of capital stock of the Company entitled to vote on matters submitted to stockholders. Except as otherwise disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Securities or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company, any of its Subsidiaries, or any other Person, (ii) register any Company Securities, (iii) grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities or (iv) obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities. All outstanding Unvested Company Shares have been issued in compliance with all applicable Laws in all material respects, and all requirements set forth in the applicable Company Share Plan. No direct or indirect Subsidiary of the Company owns any Company Shares. None of the Company or any Subsidiary of the Company is a party to any shareholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or relating to the disposition, voting or dividends with respect to any Company Securities, except as otherwise disclosed in the Company SEC Reports publicly filed prior to the date of this Agreement.

        (b)   All Company Securities of each Subsidiary are (i) owned directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Encumbrances, (iv) not subject to any preemptive rights or any other restriction (including any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding Company Securities) and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or is otherwise bound.

        (c)   The Company and its Subsidiaries do not have any outstanding bonds, debentures, notes or other Indebtedness, including any outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

        Section 4.04    Authority Relative to This Agreement; Vote Required. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Required Company Vote, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Required Company Vote and the filing of the Plan of Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the "Bankruptcy and Equity Exception").

        (b)   Subject to Section 7.03, the Company Board, has by resolutions duly adopted (i) determined that the Merger and the JV Transaction is in the best interests of the Company and its shareholders and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the JV Purchase Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and the JV Transaction, and (iii) resolved to recommend the approval and adoption of this Agreement, the JV Purchase Agreement and the Plan of Merger by, and directed that this Agreement, the JV Purchase Agreement and the Plan of Merger be submitted to, the shareholders of the Company for their approval and adoption at the Company Shareholders' Meeting to be held for that purpose, and such resolutions have not been withdrawn, amended or modified. The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement, the Plan of Merger and the JV Purchase Agreement and the transactions contemplated hereby and thereby, including the

Merger and the JV Transaction, is a special resolution of the shareholders representing two-thirds or more of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders' Meeting in accordance with Section 233(6) of the Cayman Companies Law authorizing the Plan of Merger and approving and adopting this Agreement and the JV Purchase Agreement (the "Required Company Vote"). No other vote of the shareholders of the Company is required by Law, the memorandum and articles of association of the Company or otherwise in order for the Company to approve this Agreement, the Plan of Merger or the JV Purchase Agreement, or to consummate the transactions contemplated hereby and thereby, including the Merger and the JV Transaction.

        Section 4.05    No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, will not, (i) conflict with or violate the memorandum and articles of association (or similar organizational documents) of the Company or any of its Subsidiaries, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Required Company Vote, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth in Section 4.05(a) of the Company Disclosure Schedule, violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Lease, Material Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE Amex, (iii) for the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to Cayman Companies Law and related documentation, (iv) for the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

        Section 4.06    Permits; Compliance. (a) The Company and each of its Subsidiaries are in possession of all Company Permits, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. (i) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity, is or has been in conflict with, or in default, breach or violation of any Law (including any data protection or privacy Laws, or any privacy policies of the Company or any of its Subsidiaries governing the collection, use, disclosure, transfer or other disposition of personal information) and (ii) neither the Company nor any of its Subsidiaries is or has been in conflict with, or in default, breach or violation of any Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the

Company or any of its Subsidiaries is bound or affected, except in each case as would not have a Company Material Adverse Effect.

        (b)   Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity or any director, officer, agent, employee or other person acting on behalf of the Company, any of its Subsidiaries or any of the Joint Venture Entities, has, in the course of its actions for, or on behalf of, any of them (i) provided, offered, gifted or promised, directly or indirectly, anything of value to any officer or employee of a Governmental Authority, including state-owned entities, or of a public international organization or any Person acting in an official capacity for or on behalf of any such Governmental Authority or public international organization or any employee, political party or candidate for government office (each, a "Government Official") nor provided or promised anything of value to any other Person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of (A) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company, any of its Subsidiaries or any of the Joint Venture Entities; or (B) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company, any of its Subsidiaries or any of the Joint Venture Entities, in obtaining or retaining business for or with, or directing business to, any Person; or (ii) otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or similar Laws of any applicable jurisdiction (the "Anti-Bribery Laws"). Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Joint Venture Entity has received any communication that alleges that any such entity, or any representative thereof is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws. The Company utilizes effective controls procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of applicable Anti-Bribery Laws will be prevented, detected and deterred.

        (c)   Notwithstanding the foregoing, this Section 4.06 shall not be deemed to relate to (i) the Company's reporting obligations under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, (ii) labor, employment and employee benefits matters, (iii) Taxes, or (iv) environmental matters, each of which are the subject exclusively of the representations and warranties in Section 4.07, Section 4.10, Section 4.13 and Section 4.14, respectively.

        Section 4.07    SEC Filings; Financial Statements.

        (a)   The Company has publicly filed on a timely basis all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since April 27, 2012 (the forms, reports, statements, schedules and other documents publicly filed since April 27, 2012 and those filed subsequent to the date hereof, including any amendments thereto, collectively, the "Company SEC Reports"). The Company SEC Reports (i) at the time they were filed and, if amended prior to the date hereof, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC or any foreign Governmental Authority that performs a similar function to that of the SEC. The Company has made available to Parent correct and complete copies of all material correspondence (if any) between the

SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since April 27, 2012.

        (b)   Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole). The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with IFRS (to the extent applicable).

        (c)   Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required to be reflected or reserved against in a consolidated balance sheet (including notes thereto) of the Company and its consolidated Subsidiaries prepared in accordance with IFRS, except for liabilities and obligations (i) that are reflected, or for which reserves were properly established, on the 2012 Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) that would not have a Company Material Adverse Effect, or (iv) that are disclosed in the Company SEC Reports filed publicly prior to the date hereof, incurred in connection with the Transactions or otherwise as contemplated by this Agreement.

        (d)   The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed and maintained to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No significant deficiency, material weakness or fraud (i) in the design or operation of the Company's internal control over financial reporting or (ii) that involves management or other employees was identified in management's assessment of internal controls, in each case, since April 27, 2012. The Company has made available to Parent true, correct and complete copies of all correspondence among management, the Company's independent auditors and the audit committee of the Company Board that relates to any of the matters contemplated by clauses (i) or (ii).

        (e)   The Company maintains and has maintained a standard system of accounting established and administered in accordance with IFRS in all material respects. Neither the Company nor any of its Subsidiaries has or is subject to any joint venture, "off-balance sheet arrangement" (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company's or such Subsidiary's published financial statements or other Company SEC Report.

        Section 4.08    Absence of Certain Changes or Events. Since December 31, 2012, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), (b) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken or agreed to take any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.01(b)(iii), (iv), (vi), (x)(A) (only with respect to directors or officers of the Company), (x)(B) (only with respect to directors or the senior management team of the Company), (x)(F), (xi) or (xii).

        Section 4.09    Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there is no Action pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against the Joint Venture Entities or any present or former officer, director or employee of the Company, any of its Subsidiaries or any of the Joint Venture Entities in such individual's capacity as such or, to the Knowledge of the Company, threatened against any of the foregoing, or any property or asset of any of the foregoing, before any Governmental Authority that has, or has had, a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Venture Entities, nor any material property or asset of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Venture Entities, is subject to any Order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

        Section 4.10    Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or relationship applicable to persons employed by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such Contract and (ii) there are no unfair labor practice charges or complaints pending against the Company or any of its Subsidiaries before any Governmental Authority; and with respect to subsections (i) and (ii) above, no such breaches, grievances, charges or complaints have occurred within the past three (3) years.

        (b)   Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are currently, and have been in for the last three (3) years, in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment, affirmative action, workplace safety, immigration, and the payment and withholding of Taxes.

        (c)   With respect to the Transactions, any notice required under any Law or collective bargaining agreement has been or prior to Closing will be given, and any bargaining obligations have been satisfied, or will be satisfied prior to Closing. During the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs implicating the WARN Act or any similar Law.

        (d)   All benefit and compensation plans, agreements, or arrangements, including any equity compensation arrangements (including the Company Share Plan), management, employment, severance, change in control, transaction bonus, incentive bonus, consulting, employee loan or salary advancement, repatriation or expatriation agreement, welfare benefit, pension, fringe benefits or other Contract, covering Service Providers with respect to which the Company or any Subsidiary of the Company has or may have any material liability or material obligation (the "Benefit Plans") are listed in Section 4.10(d) of the Company Disclosure Schedule. True and complete copies of each Benefit Plan, including all amendments thereto, have been provided or made available to Parent and Merger Sub.

        (e)   Except (i) as set forth in Section 4.10(e) of the Company Disclosure Schedule or (ii) as otherwise specifically provided in this Agreement regarding the Unvested Company Shares, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Benefit Plans or otherwise; (B) increase any benefits otherwise payable under any of the Benefit Plans; or (C) result in any acceleration of the time of payment or vesting of any such benefits.

        (f)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any Service Provider under any Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any Subsidiary of the Company has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code.

        (g)   There is no outstanding Order against or with respect to the Benefit Plans that would have a Company Material Adverse Effect. Except (i) as set forth in Section 4.10(b) of the Company Disclosure Schedule or (ii) as would not have a Company Material Adverse Effect, each document prepared in connection with a Benefit Plan complies with applicable Law. Except as would not have a Company Material Adverse Effect, (A) each Benefit Plan has been established, funded and operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and (B) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Benefit Plan. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Benefit Plan (other than ordinary course claims for benefits in accordance with the terms and conditions of the applicable Benefit Plan). Except as set forth in Section 4.10(g) of the Company Disclosure Schedule, each Benefit Plan that is intended to be tax qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), is the subject of a current favorable determination letter from the United States Internal Revenue Service, and, to the Company's Knowledge, nothing has occurred since the date of such determination letter that could adversely affect the tax-qualified status of such Benefit Plan.

        (h)   Neither the Company nor any of its Subsidiaries nor any Person that could, at any relevant time, be treated as a single employer with the Company nor any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code, has any obligation or liability under or with respect to: (i) Section 302 or Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 412 of the Code or (ii) the provision of post-employment or retiree medical, life or other welfare benefits (except as required by Section 4980B of the Code or similar state Law for which the covered individual pays the full cost of coverage). Neither the Company nor any of its Subsidiaries has any material liability in respect of Sections 404 or 406 of ERISA or Section 4975 of the Code.

        (i)    Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or any of its Subsidiaries is not an employee under applicable Law and is not an employee for any purpose (including Tax withholding purposes or Benefit Plan purposes). Each employee of the Company and its Subsidiaries has been properly classified as "exempt" or "non-exempt" under applicable Law. There are no independent contractors performing services for the Company or any of its Subsidiaries.

        Section 4.11    Real Property; Title to Assets. (a) None of the Company or its Subsidiaries has fee title (or equivalent) interest in any real property.

        (b)   The Company has made available to Parent true, correct and complete copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property (and all modifications, amendments, supplements and other agreements with respect thereto). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has (i) not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property and (ii) a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except (x) as set forth in Section 4.11(b) of the Company Disclosure Schedule or (y) Permitted Encumbrances.

        (c)   As of the date of this Agreement, no party to any Lease relating to the Leased Real Property has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder and to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

        (d)   Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, or valid rights under contract to use, all other properties and assets (excluding Leased Real Property and Intellectual Property Rights) of the Company and its Subsidiaries, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

        Section 4.12    Intellectual Property. (a) The Company and its Subsidiaries own, or have valid and enforceable rights to use, all patents, patent applications, trademarks, trademark applications, service marks, Internet domain names, trade names, trade secrets, know-how, technology, inventions, copyrights, licenses, software, and other intellectual property rights and similar rights, together with all goodwill, applications and registrations in connection with any of the foregoing) (collectively, "Intellectual Property Rights") used in or necessary for the operation of their respective businesses (collectively, the "Company Intellectual Property Rights"). No Joint Venture Entity and no Person (other than the Company and its Subsidiaries) owning any equity or similar interests of any Joint Venture Entity owns or has the right to use any Company Intellectual Property Rights. For the avoidance of doubt, the foregoing shall not be interpreted as a non-infringement representation (which is set forth in Section 4.12(b)).

        (b)   The Company and its Subsidiaries and the operation of their respective businesses as currently conducted have not in the past four (4) years infringed, misappropriated or otherwise violated in any material respect any Intellectual Property Rights of any Person, provided that the foregoing representation is made subject to the Knowledge of the Company with respect to patents. Neither the Company nor any of its Subsidiaries has received in the past four (4) years any written notice that the use of any of the Intellectual Property Rights by the Company or any of its Subsidiaries in connection with their respective businesses, violates, misappropriates or infringes upon the Intellectual Property Rights of any Person, and there is no pending written or, to the Knowledge of the Company, threatened claim relating to the foregoing. To the Knowledge of the Company, all Intellectual Property Rights owned by and material to the conduct of the business of the Company and its Subsidiaries are enforceable and there is no existing infringement, misappropriation or other violation by another Person of any such Intellectual Property Rights. The Company and its Subsidiaries have taken all commercially reasonable measures (a) to establish their ownership of Company Intellectual Property Rights developed by each current and former employee, contractor or consultant within the scope of his or her employment or engagement with the Company or any of its Subsidiaries, and (b) to protect the secrecy, confidentiality and value of all of their trade secrets (including the source code for proprietary software) and Company Intellectual Property Rights material to the conduct of their business.

        (c)   Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company or any of its Subsidiaries' businesses and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures, facilities and technology consistent with industry practices.

        Section 4.13    Taxes.

        (a)   Except as would not have a Company Material Adverse Effect, (i) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and (ii) each such Tax Return filed by or with respect to the Company or any of its Subsidiaries is correct and complete.

        (b)   Except as would not have a Company Material Adverse Effect, all Taxes of (i) the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, any Joint Venture Entity, that are due and payable (whether or not shown on such Tax Returns) have been timely paid. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2012 other than in the ordinary course of business consistent with past practice. Except as would not have a Company Material Adverse Effect, there are no Tax liens on the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

        (c)   Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has timely paid, collected or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over or remitted such Taxes to the appropriate Governmental Authority).

        (d)   Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period for the assessment or collection of any Tax. To the Knowledge of the Company, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress. No deficiency for any amount of Tax has been asserted or assessed in writing by a Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn, and no written claim has been made by a Tax authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes imposed by such jurisdiction.

        (e)   Neither the Company nor any of its Subsidiaries (i) has engaged in any "listed transaction" within the meaning of Treasury regulations Section 1.6011-4(b)(2), (ii) has distributed the stock of another Person or has had its stock distributed by another Person within the two-year period ending on the date hereof in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code, (iii) has been a member of any consolidated, combined or unitary group under U.S. federal or state or non-U.S. Tax Law or (iv) has liability for Taxes of another Person pursuant to any Law (including Treasury regulations Section 1.1502-6), as a transferee or successor, or by contract (other than any ordinary commercial contract the principal purpose of which is not the allocation or sharing of Taxes), except, with respect to this subclause (iv), as would not have a Company Material Adverse Effect.

        Section 4.14    Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries has violated or is in violation of, or has received any notice of any violation of, any Environmental Law; (b) none of the Company nor any of its Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including pending or threatened liens, or with respect to disposal or release of or exposure to Hazardous Substances); (c) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law; and (d) none of the Company nor any of its Subsidiaries has assumed, undertaken, or provided an indemnity with respect to, any liability of any other Person relating to Environmental Laws.

        Section 4.15    Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date of this Agreement or set forth in Section 4.15 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

        (i)    is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) with respect to the Company and its Subsidiaries;

        (ii)   would, individually or in the aggregate, prevent, materially delay or materially impair the Company's ability to consummate the Transactions;

        (iii)  is a joint venture contract, strategic cooperation or partnership arrangement, limited liability company agreement or any other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

        (iv)  would be required to be set forth on Section 4.21 of the Company Disclosure Schedule;

        (v)   is a Contract relating to Indebtedness;

        (vi)  is a Contract relating to any acquisition, merger or sale or similar transaction (A) that is pending for aggregate consideration in excess of $750,000, or (B) that has outstanding indemnification, "earn-out" or other contingent payment obligations by the Company that would reasonably be expected to result in payments in excess of $750,000;

        (vii) is a Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in excess of $1,000,000;

        (viii)  is a Contract that is with or for the benefit of any Governmental Authority;

        (ix)  is or contains (i) a material license or sublicense granted to or by the Company or any of its Subsidiaries with respect to any Company Intellectual Property Rights (other than non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business or licenses for off-the-shelf, commercially-available software) or (ii) an equipment lease arrangement;

        (x)   (A) is a Contract with any of the customers set forth in Section 4.19 of the Company Disclosure Schedule that (1) grants "most favored nation" status to any such customer or (2) grants to any such customer any right of first offer or right of first refusal or exclusivity or (B) is a Contract that (1) contains "non-solicitation", "no hire", "non-compete" or similar provisions which restrict the Company or any of its Subsidiaries or Affiliates from soliciting, hiring, engaging, retaining or employing any other Person's current or former employees or (2) otherwise limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any business line or in any geographic area; and

        (xi)  is a Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligations in excess of $1,500,000 annually, except for any such Contract with any customers or vendors entered into in the ordinary course of business consistent with past practice.

Each such Contract described in clauses (i) through (x) above is referred to herein as a "Material Contract"; provided that Material Contracts shall not include any Benefit Plans.

        (b)   Except as would not have a Company Material Adverse Effect, (i) each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company's Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company's or any of its Subsidiaries' action or inaction or, to the Company's Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination, failure to renew or cancellation under any such Material Contract. The Company has made available to Parent true, correct and complete copies of each Material Contract.

        Section 4.16    Insurance. Section 4.16 of the Company Disclosure Schedule contains a true and complete list of all material insurance policies currently in effect that insure the business, assets, liabilities and operations of the Company and its Subsidiaries, and true, correct and complete copies of such policies have been made available to Parent. Except as would not have a Company Material Adverse Effect, (a) all insurance policies relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) each of the Company and its Subsidiaries (i) is not in material breach or default of such policies and (ii) will, to the Knowledge of the Company, be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

        Section 4.17    Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

        Section 4.18    Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Company Shares in the Merger, is fair, from a financial point of view, to such holders. The Company will furnish a complete and correct copy of such opinion to Parent promptly following receipt thereof by the Company.

        Section 4.19    Customers. Section 4.19 of the Company Disclosure Schedule sets forth a complete and accurate list of the twenty (20) largest accounts with customers (based on total revenues of the Company and its Subsidiaries, taken as a whole, attributable to such account) for each of the years ended December 31, 2012 and December 31, 2011 and for the three (3) months ended March 31, 2013. Neither the Company nor any of its Subsidiaries have received any written or oral notice from any of such customers stating the intention of such Person to (a) cease doing business with the Company or any of its Subsidiaries or (b) change, in a manner materially adverse to the Company or any of its Subsidiaries, the relationship of such Person with the Company or any of its Subsidiaries.

        Section 4.20    Anti-Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.11, no restrictions of any "moratorium," "control share acquisition," "business combination," "fair price" or other form of anti-takeover laws and regulations of any jurisdiction (collectively, "Takeover Laws") apply or purport to apply to the Company with respect to this Agreement, the Merger or any of the other Transactions.

        Section 4.21    Affiliate Transactions. In the past three (3) years, except as set forth in Section 4.21 of the Company Disclosure Schedule, (a) there have been no Contracts (other than Benefit Plans or indemnification Contracts set forth on Section 7.06(a) of the Company Disclosure Schedule) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer, any Person in which any director or officer has any material economic interest, and any Person who has a family relationship (as defined in Item 401(d) of Regulation S-K promulgated under the

Exchange Act) with any director or officer) (collectively, "Related Persons") of the Company or any of its Subsidiaries, other than any wholly-owned Subsidiary of the Company, on the other hand, which involves consideration or other obligations in excess of $120,000 annually and (b) no Related Person of the Company or any of its Subsidiaries has, directly or indirectly (including through ownership of any material economic interest in any Person), owned any interest in any assets (including any Company Intellectual Property Rights) of the Company or any of its Subsidiaries (other than in connection with and accordance with the terms of such Person's employment by the Company or any of its Subsidiaries).

        Section 4.22    Joint Venture Entities.

        (a)   The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or other equivalent organizational documents, each as amended to date, of each Joint Venture Entity. Except as set forth on Section 4.22(a) of the Company Disclosure Schedule, no Joint Venture Entity has any Subsidiaries.

        (b)   All shares of capital stock or other equity or similar interests of each Joint Venture Entity set forth on Section 4.22(b) of the Company Disclosure Schedule are (i) owned indirectly, beneficially and of record, by the Company and (ii) duly authorized, validly issued, fully paid and non-assessable.

        (c)   Section 4.22(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each Contract (i) to which the Company or any of its Subsidiaries is a party and (ii) to which any Related Person of the Company is a party, in the case of each of clauses (i) and (ii), that relates to the Joint Venture Entities.

        (d)   Following completion of the JV Transaction, (i) the Company and its Subsidiaries will not, directly or indirectly, own any equity interests in any of the Joint Venture Entities, (ii) the Company and its Subsidiaries will not be party to any Contract with any of the Joint Venture Entities, (iii) no Joint Venture Entity will have any interest, financial or otherwise, in any asset or liability of the Company or any of its Subsidiaries (including any Company Securities, Company Intellectual Property or Leased Real Property) and (iv) the Company and its Subsidiaries will not have, directly or indirectly (including by indemnification of any Person or otherwise) responsibility for any liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) of or relating to the Joint Venture Entities.

        (e)   Xijiao International Limited was formed solely for the purpose of directly or indirectly holding all of the Company's equity interests in Digital Li-Ning and has not directly or indirectly engaged in any other business activities other than holding all of the Company's equity interests in Digital Li-Ning. Cool Sports (BVI) Limited was formed solely for the purpose of directly or indirectly holding all of the Company's equity interests in Huaren Kudong and has not engaged in any other business activities other than holding all of the Company's equity interests in Huaren Kudong.

        Section 4.23    No Additional Representations. Except for the representations and warranties made by the Company in this Article IV or in any instrument delivered pursuant hereto, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, financial projection, estimate, budget, prospect information, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

 ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

        Section 5.01    Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

        Section 5.02    Organizational Documents. Parent has heretofore furnished to the Company a complete and correct copy of the organizational documents of Parent and Merger Sub, each as currently effective. Such organizational documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its organizational documents.

        Section 5.03    Capitalization. The authorized capital stock of Merger Sub consists of 50,000 ordinary shares, par value $1.00 per share. The issued share capital of Merger Sub consists of 5,000 ordinary shares, par value $1.00 per share, all of which are duly authorized, validly issued, fully paid and non assessable and free of any preemptive rights in respect thereof and all of which are owned directly or indirectly by Parent.

        Section 5.04    Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filing of the Plan of Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        (b)   The Parent Board and the board of directors of Merger Sub have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board and the board of directors of Merger Sub to effect the Transactions. The board of directors of Merger Sub has declared this Agreement to be in the commercial interests of Merger Sub, resolved to recommend the adoption of this Agreement to, and directed that this Agreement be submitted for consideration and approval by, Parent. Parent, as sole shareholder of Merger Sub, has duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Merger Sub.

        Section 5.05    No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions, will not, (i) conflict with or violate the organizational documents of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, and subject to the adoption of this Agreement by Parent in accordance with Section 7.08(e) hereof, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

        (b)   The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE Amex or the New York Stock Exchange, (iii) for the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) for the premerger notification and waiting period requirements of the HSR Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

        Section 5.06    Operations of Merger Sub. Merger Sub is a direct or indirect, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities other than incidental to the Transactions and has conducted its operations only as contemplated by this Agreement.

        Section 5.07    Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority that would, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions. As of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any material property or asset of Parent or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially hinder or delay the consummation of the Transactions.

        Section 5.08    Available Funds and Financing. Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid by Parent and Merger Sub in connection with the consummation of the Merger and the other Transactions and to pay all related Expenses required to be paid by Parent and Merger Sub and satisfy any of their other payment obligations hereunder. Between the date hereof and the Effective Time, Parent and Merger Sub will not need to enter into any new agreements and arrangements with any third parties with respect to the provision of financing or funds in order satisfy their obligations in this Agreement.

        Section 5.09    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company would have any liability prior to the Effective Time.

        Section 5.10    Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. As of the date hereof, Merger Sub does not own any assets (except for cash in a de minimis amount) and Merger Sub does not have any liabilities other than liabilities incidental to its formation or relating to the transactions contemplated by this Agreement. Assuming the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions contemplated hereby, the payment of the aggregate amount of the Per Share Merger Consideration and the aggregate amount of consideration payable in respect of Unvested Company Shares in accordance with Section 3.02, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Corporation shall (A) be able to pay its debts as they become due, and (B) not have, as of such date, unreasonably small capital to carry on its business.

        Section 5.11    Ownership of Company Shares. As of the date hereof, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

        Section 5.12    Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Subsidiaries of the Company, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose.

        Section 5.13    Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives.

        Section 5.14    No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article V or in any instrument delivered pursuant hereto, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, financial projection, estimate, budget, prospect information, forecasts or other information in connection with the Transactions, and the Company hereby acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

        Section 6.01    Conduct of Business by the Company Pending the Merger. (a) Except (i) as expressly contemplated or expressly permitted by this Agreement (including any reasonable expenses incurred in connection with the Transactions), (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that, between the date of this Agreement and the Effective Time, the Company shall use its reasonable best efforts to carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their reasonable best efforts, consistent with past practice, to preserve substantially intact their business organization and maintain their current relationships and goodwill with customers, suppliers, employees and distributors with which the Company or any of its Subsidiaries has material business relations as of the date hereof.

        (b)   By way of amplification and not limitation, except as (w) set forth in Section 6.01(b) of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly contemplated or expressly permitted by this Agreement (including any reasonable expenses incurred in connection with the Transactions) or (z) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

          (i)    amend or otherwise change its organizational documents;

          (ii)   (A) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or encumbrance of, or redeem, purchase or otherwise acquire, any Company Securities (other than in connection with (1) the settlement of vested Unvested Company Shares in accordance with their terms as of the date of this Agreement or (2) pursuant to Contracts in effect on the date of this Agreement and listed on Section 6.01(b)(ii) of the Company Disclosure Schedule), (B) grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement, commitment or arrangement relating to any Company Securities or (C) create any obligations of the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon;

          (iii)  (A) sell, pledge or otherwise dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or other disposition of, or granting or placing of an Encumbrance on, any assets of the Company or any of its Subsidiaries having a current value in excess of $1,000,000, except any sale, pledge or disposition of assets in the ordinary course of business and in a manner consistent with past practice;

          (iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company's direct or indirect wholly-owned Subsidiaries to the Company or to any of its other wholly-owned Subsidiaries or enter into any agreement with respect to the voting of its equity interests;

          (v)   reclassify, combine, split or subdivide any of the Company Shares;

          (vi)  except as disclosed in Section 4.03(a) of the Company Disclosure Schedule, or other than with a value or purchase price (including the value of assumed liabilities) not in excess of $750,000 in any transaction or a related series of transactions or acquisitions, acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, or enter into or acquire any interest in any joint venture or similar agreement or arrangement;

          (vii) incur, create, assume or otherwise become liable for any Indebtedness in excess of $1,000,000 in the aggregate, except pursuant to the terms of any Contract in effect as of, and disclosed to Parent prior to, the date hereof;

          (viii)  enter into or make any loans, advances or capital contributions to or investments in officers, directors, employees, agents or consultants;

          (ix)  enter into any Contracts with any Affiliate (including any director or officer) thereof, other than any wholly-owned Subsidiary of the Company;

          (x)   (A) except as required under applicable Law or pursuant to the terms of any Benefit Plan in effect on the date hereof that is disclosed pursuant to Section 4.10(d) or as disclosed in Section 6.01(b)(x) of the Company Disclosure Schedule, or with respect to employees who are not officers or directors, in the ordinary course of business consistent with past practice, increase the compensation payable or to become payable or the benefits provided to any Service Provider (provided that the Company may increase the base salary of individual employees who not are not officers or directors in an amount not to exceed ten percent (10%) of such employee's base salary to the extent the aggregate amount of all such increases does not exceed $500,000 in the aggregate); (B) except as required under applicable Law or the terms of any Benefit Plan in effect on the date hereof or this Agreement, grant any severance, retention or termination pay to, or enter into any employment, bonus, change in control or severance agreement (or other similar agreements) with, any Service Provider; (C) except as required under applicable Law or the terms of any Benefit Plan in effect on the date hereof or this Agreement, establish, adopt, enter into or materially amend any collective bargaining agreement or Benefit Plan; (D) hire any new Service Providers or promote any existing Service Providers, unless such hiring or promotion is in the ordinary course of business consistent with past practice and is with respect to employees or other Service Providers having an annual base salary and incentive compensation opportunity not to exceed $300,000; (E) grant or announce any equity incentive awards under the Company Share Plan or otherwise; (F) take any action to accelerate the payment, funding, right to payment or vesting of any compensation or benefits (except as provided in this Agreement); or (G) terminate any employees of the Company having a title of senior vice president or above without cause (provided, that if any such employee is terminated for cause, the Company shall reasonably consult with Parent prior to any such termination for cause);

          (xi)  make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except (A) as required by changes in IFRS or applicable Law or (B) as set forth in Section 6.01(b)(xi) of the Company Disclosure Schedule;

          (xii) make or change any material Tax election, amend any material Tax Return (except as required by applicable Law), enter into any closing agreement with respect to Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, settle, fail to contest or finally resolve any material controversy with respect to Taxes or change any material method of Tax accounting;

          (xiii)  settle, release, waive or compromise any pending or threatened material litigation or other proceedings, other than litigation or other proceedings with respect to the Company's collection of accounts receivable from customers in the ordinary course of business;

          (xiv) (A) enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any (1) Material Contract or (2) Contract that, if in effect on the date hereof, would have been a Material Contract, except in each case, in the ordinary course of business consistent with past practice (provided that the foregoing exception shall not permit (x) entering into a Contract that (i) grants "most favored nation" status to any other Person, (ii) grants to any customer set forth on Section 4.19 of the Company Disclosure Schedule any right of first offer or right of first refusal or exclusivity, (iii) includes "non-solicitation", "no hire", "non-compete" or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring or employing any other Person's current or former employees or (iv) otherwise limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any business line or in any geographic area) or (y) amending or modifying any of the provisions set forth in clause (x) in any Material Contract or Contract, that if effect on the date hereof, would have been a Material Contract); or (B) enter into, amend or modify any Contract which contains a change of control or similar provision that would require a payment to, or otherwise require consent from, the other party or parties thereto in connection with the Transactions;

          (xv) make any capital commitment or capital expenditure in excess of $500,000, except for capital commitments or capital expenditures contemplated by the budget of the Company for the fiscal year ending December 31, 2013 (a copy of which has previously been provided to Parent);

          (xvi) enter into any new line of business;

          (xvii)  implement any employee layoffs implicating the WARN Act;

          (xviii)  fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

          (xix) agree, in writing or otherwise, to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

        Section 6.02    Conduct of Business by Parent, Merger Sub and the Company Pending the Merger. Each of Parent, Merger Sub and the Company agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (b) take any action, the taking of which would, or would reasonably be expected to, individually or in the aggregate, prevent or materially hinder or delay the ability of Parent, Merger Sub or the Company, as applicable, to consummate the Merger or the other Transactions.

        Section 6.03    No Control of Other Party's Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or Merger Sub's operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

        Section 7.01    Proxy Statement. (a) As soon as reasonably practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days after the date of this Agreement, the Company shall cause the proxy statement relating to this Agreement and the Transactions, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders' Meeting (collectively, as amended or supplemented, the "Proxy Statement"), to be mailed to the holders of Company Shares; provided, however, that neither the Proxy Statement nor any amendments or supplements to the Proxy Statement, nor any other materials used in connection with the Company Shareholders' Meeting, shall be disseminated to the holders of Company Shares without prior consultation with Parent and its counsel, including the reasonable opportunity of Parent and its counsel to review and comment on the Proxy Statement and all other such materials; provided, further, however, that nothing in this Section 7.01(a) shall limit or preclude the ability of the Company Board to effect a Change in the Company Recommendation in compliance with Section 7.03. Unless the Company Board has effected a Change in the Company Recommendation in compliance with Section 7.03, the Proxy Statement shall include the Company Recommendation.

        (b)   Parent shall provide to the Company within three (3) Business Days following a request therefor from the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. The Company will cause the information relating to the Company and each of its Subsidiaries and the Joint Venture Entities supplied by it for inclusion or incorporation by reference in the Proxy Statement, at the time of the mailing of the Proxy Statement, and at the time of the Company Shareholders' Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent for inclusion in the Proxy Statement. Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement, and at the time of the Company Shareholders' Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by applicable Law to be set forth in the Proxy Statement as promptly as reasonably practicable following request therefor from the Company.

        (c)   Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any Filing by the Company, in each case with respect to such disclosure.

        Section 7.02    Company Shareholders' Meeting. (a) As promptly as reasonably practicable after the date hereof, the Company shall take, in accordance with applicable Law and its organizational documents, all action necessary to call, give notice of, set a record date for, convene and hold the Company Shareholders' Meeting for the purpose of obtaining the Required Company Vote. Without the prior written consent of Parent, the Company shall not change, postpone or adjourn the date for which the Company Shareholders' Meeting is scheduled, or change the record date for the Company Shareholders' Meeting. If, on a date for which the Company Shareholders' Meeting is scheduled, the Company has not received proxies representing a sufficient number of votes to obtain the Required Company Vote or to obtain a quorum for such meeting, the Company shall, at Parent's prior written request, postpone or adjourn the Company Shareholders' Meeting in order to obtain the Required Company Vote. The Company shall, on the reasonable request of Parent, advise Parent as promptly as reasonably practicable as to the aggregate tally of proxies received by the Company with respect to the Required Company Vote. Unless this Agreement has been validly terminated in accordance with its terms, the obligation of the Company to duly call, give notice of, set a record date for, convene and hold the Company Shareholders' Meeting and to submit this Agreement to the holders of Company Shares for the purpose of obtaining the Required Company Vote shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Change in the Company Recommendation.

        (b)   Unless there has been a Change in the Company Recommendation in compliance with Section 7.03(e), the Company Board shall use reasonable best efforts to take all actions reasonably necessary in accordance with applicable Law and the organizational documents of the Company, to solicit the Required Company Vote.

        Section 7.03    No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement. (a) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly:

          (i)    solicit or initiate, or take any other action to knowingly facilitate or encourage, any Acquisition Proposal;

          (ii)   engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal;

          (iii)  approve, endorse, recommend, execute or enter into any Alternative Acquisition Agreement relating to any Acquisition Proposal;

          (iv)  grant any waiver, amendment or release under, or terminate or fail to enforce, any standstill provision or agreement or, except for any amendment or waiver required by Law or Governmental Authority, any confidentiality provision of any confidentiality agreement; or

          (v)   resolve or propose publicly to do any of the foregoing.

        (b)   Immediately following the execution of this Agreement, the Company and its Subsidiaries shall, and they shall cause their respective Representatives to, immediately cease any discussions or negotiations with any Person (other than Parent and Merger Sub and their respective Representatives) with respect to any Acquisition Proposal. As soon as reasonably practicable following the date of this Agreement, the Company shall (i) promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of an Acquisition Proposal to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries and (ii) terminate the access of any Persons other than Parent and its Representatives to any "data room" hosted by the Company or any of its Subsidiaries or Representatives relating to any Acquisition Proposal.

        (c)   Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Required Company Vote, following the receipt of an Acquisition Proposal that did not result from a violation of Section 7.03(a), the Company, its Subsidiaries and the Company's and its Subsidiaries' Representatives may:

          (i)    contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal; and/or

          (ii)   if the Company Board has determined in good faith after consultation with its financial advisor(s) and outside counsel that such Acquisition Proposal constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal:

            (A)  provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company and such Person or group of Persons so requesting such information have executed an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and, in any event, within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously or concurrently made available to Parent or its Representatives; and/or

            (B)  engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal.

        (d)   Except as expressly permitted by Section 7.03(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Recommendation, fail to include the Company Recommendation in the Proxy Statement (each, a "Change in the Company Recommendation"); provided, however, that, subject to Section 7.03(f), a "stop, look and listen" communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in the Company Recommendation, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

        (e)   Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Required Company Vote, if the Company Board receives an Acquisition Proposal that did not result from a violation of Section 7.03(a) that the Company Board has determined in good faith after consultation with its financial advisor(s) and outside counsel constitutes a Superior Proposal, then the Company Board may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

          (i)    prior to effecting a Change in the Company Recommendation, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such proposed Change in the Company Recommendation is consistent with the directors' fiduciary duties under applicable Law;

          (ii)   prior to effecting a Change in the Company Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with this Section 7.03(e), (A) the Company shall have provided written notice (the "Change or Termination Notice") to Parent that the Company Board has resolved to effect a Change in the Company Recommendation or to terminate this Agreement pursuant to Section 9.01(d)(ii) at least five (5) Business Days prior to effecting such Change in the Company Recommendation or termination of the Agreement (the "Notice Period"), describing in reasonable detail the reasons for such Change in the Company Recommendation or termination (which notice shall specify the identity of the party making the Superior Proposal and the material terms thereof and copies of all relevant documents relating to such Superior Proposal) and (B) the Company shall have negotiated with Parent in good faith during such Notice Period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided that, with respect to a Change in the Company Recommendation made in connection with a Superior Proposal or a termination of this

  Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in the event of any revisions to the Acquisition Proposal, the Company shall deliver a new Change or Termination Notice to Parent and again comply with the requirements of this Section 7.03(e)(ii)(B) with respect to such new Change or Termination Notice; provided, further, that with respect to the new Change or Termination Notice to Parent, the Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above;

          (iii)  the Company Board shall have determined in good faith (after consultation with the Company's financial advisor(s) and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement by Parent during any Notice Period or subsequent Notice Period, if applicable, that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) with respect to a Change in the Company Recommendation, that such proposed Change in the Company Recommendation is consistent with the directors' fiduciary duties under applicable Law; and

          (iv)  in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of the Company Termination Fee in accordance with Section 9.03(a).

        (f)    Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or any committee thereof) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation (it being understood that a statement that the Company Board or any committee thereof has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or any "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in the Company Recommendation). Any public disclosure by the Company or the Company Board (or any committee thereof) relating to an Acquisition Proposal shall be deemed to be a Change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.

        (g)   The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if it becomes aware of any receipt by the Company or the Company Board (or any committee thereof) or any Representative of the foregoing of (i) any Acquisition Proposal, (ii) any request for non-public information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any discussions or negotiations that are sought to be initiated or continued with the Company, the Company Board (or any committee thereof) or any Representative of the foregoing in connection with any Acquisition Proposal, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal, request or inquiry and the material terms and conditions of any such Acquisition Proposal and thereafter shall keep Parent reasonably informed on a prompt basis (and, in any event, within 24 hours) of the status and material terms of any such Acquisition Proposal (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations. None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Person that would limit the Company's ability to provide such information to Parent or to give prior notice to Parent of its intention to effect a Change in the Company Recommendation or to terminate this Agreement in light of a Superior Proposal.

        (h)   The Company agrees that in the event any of its Subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach of Section 7.03(a) or Section 7.03(b), the Company shall be deemed to be in breach of such sections.

        Section 7.04    Access to Information; Confidentiality. (a) Except as otherwise prohibited by applicable Law or the terms of any contract or agreement to which the Company or any of its Subsidiaries is subject (provided that the Company shall use its commercially reasonable efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent's Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish Parent with such information concerning its business, properties, contracts, assets, liabilities, personnel and other information as Parent or its Representatives may reasonably request in writing; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Order, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation).

        (b)   All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement. This Agreement does not in any manner modify or limit the Company's rights under the Confidentiality Agreement. Parent shall be responsible, in accordance with the Confidentiality Agreement, for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

        Section 7.05    Employee Benefits Matters. For the period beginning at the Effective Time and continuing through the first anniversary of the Effective Time (the "Benefit Period"), Parent shall cause the Surviving Corporation or its Subsidiaries to provide each employee of the Company as of immediately prior to the Effective Time, during the period of employment in the Benefit Period, with a level of base pay and annual variable cash pay opportunity no less favorable to that in effect at the Effective Time (including cash bonus opportunity and/or cash commission potential, but excluding, for the avoidance of doubt, any equity-based incentive compensation). In addition, during the Benefit Period, Parent will provide employee benefits and arrangements that are substantially comparable in the aggregate to the employee benefits and arrangements provided under the Benefit Plans set forth on Section 4.10(d) of the Company Disclosure Schedule. Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms (including any reserved right to amend, modify or terminate such Benefit Plans), all Benefit Plans set forth on Section 4.10(d) of the Company Disclosure Schedule that are applicable to any current or former employees or directors of the Company or any Subsidiary of the Company immediately after the Effective Time. Employees of the Company or any Subsidiary of the Company as of immediately prior to the Effective Time shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals or retiree insurance or retiree medical premium credit) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary of the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and shall only be required to the same extent that such service was credited to such employee for the same purpose under the corresponding Benefit Plan as of immediately prior to the Effective Time. In addition, during the Benefit Period Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are waived or such conditions were covered immediately prior to the Effective Time under the applicable Benefit Plan that provides group health benefits and Parent or its Subsidiaries shall recognize, for purposes of annual deductible and out of pocket limits under its or their medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Effective Time occurs. The Company shall (or shall cause the applicable plan sponsor to), at least one (1) Business Day prior to the Closing Date, cease contributions to, and adopt written resolutions (or take other necessary and appropriate action) to terminate, the Company's 401(k) plan(s) (the "401(k) Plan") and to one hundred percent (100%) vest all participants under the 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date. To the extent permitted by applicable Law, the Parent reserves the right to suspend the distribution of benefits from the 401(k) Plan until the receipt of a favorable determination letter from the Internal Revenue Service with respect to the termination of the 401(k) Plan. The provisions of this Agreement, including this Section 7.05 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose. Furthermore, nothing in this Section 7.05 shall be interpreted as requiring Parent or the Surviving Corporation to continue the service of any employee; all employment shall be considered "at-will."

        Section 7.06    Directors' and Officers' Indemnification and Insurance.

        (a)   Parent, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries for acts or omissions occurring prior to the Effective Time under (i) any indemnification, advancement of expenses and exculpation provision with respect to the current or former directors and officers of the Company and its Subsidiaries set forth in any organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the "Indemnified Parties"). The indemnification agreements described in subsection (ii) are set forth on Section 7.06(a) of the Company Disclosure Schedule. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the organizational documents of the Company and its Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner that would be adverse to the Indemnified Parties except as required by applicable Law.

        (b)   From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries prior to or at the Effective Time, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party's capacity as a director or officer of the Company or any of its Subsidiaries, or (iii) the Merger, this Agreement or any of the Transactions; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 7.06(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall advance ((and Parent shall cause the Surviving Corporation to advance), prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys' fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry; provided, that the Indemnified Party to whom such costs, fees and expenses are advanced provides an undertaking to repay such costs, fees and expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification or advancement; provided, further, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation a written notice asserting a claim for advancement under this Section 7.06(b), then the right to advancement asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

        (c)   Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six year "tail" prepaid policy on the Company's current directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time ("D&O Insurance"). In the event that the Company elects to purchase such a "tail" policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such "tail" policy in full force and effect and continue to honor their respective obligations thereunder for so long as such "tail" policy shall be maintained in full force and effect. In the event that the Company does not elect to purchase such a "tail" policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect D&O Insurance covering each Indemnified Party, on terms with respect to the coverage and amounts that are not less advantageous to the Indemnified Party than the existing D&O Insurance maintained by the Company as of the date hereof, covering claims arising from facts, events, acts or omissions that have occurred at or prior to the Effective Time, including the Transactions. In connection with such "tail" policy or maintaining such D&O Insurance, the Company shall not pay, and Parent and the Surviving Corporation shall not be obligated to pay, annual premiums in excess of three hundred percent (300%) of the amount paid by the Company as set forth in Section 7.06(c) of the Disclosure Schedule (such three hundred percent (300%) amount, the "Maximum Annual Premium") (which premiums the Company represents and warrants to be as set forth in Section 7.06(c) of the Company Disclosure Schedule); provided that, if the annual premiums of such insurance coverage exceed such amount, the Company may and Parent and the Surviving Corporation shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

        (d)   In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.06.

        (e)   The provisions of this Section 7.06 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs, each of which shall be a third-party beneficiary of the provisions of this Section 7.06.

        (f)    The agreements and covenants contained in this Section 7.06 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

        Section 7.07    Notification of Certain Matters. (a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

        (b)   From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

        Section 7.08    Reasonable Best Efforts; Further Action. (a) Parent and the Company shall use reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including the satisfaction of the conditions set forth in Article VIII, as promptly as practicable, (ii) as promptly as practicable obtain all authorizations, consents, orders, waivers or approvals of all Governmental Authorities that are required to be obtained in connection with the consummation of the Transactions, (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith and (iv) obtain all necessary consents, approvals or waivers from third parties (provided, that neither the Company nor Parent nor any of their respective Affiliates shall be required to make any expenditures in connection with obtaining any such consent, approval or waiver under this subsection (iv)). Each Party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each Party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filings and notifications (the "Filings") if any, under any other applicable antitrust, competition, trade regulation or securities Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law. Except as set forth in the first sentence of Section 9.03(c), Parent will pay all fees or make other payments to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals.

        (b)   Parent and the Company agree to use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the Parties to consummate the transactions contemplated hereby as promptly as practicable, and in any event prior to the Termination Date.

        (c)   Each Party shall promptly notify the other Party of any material communication it or any of its Affiliates or Representatives receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed material communication by such party to any Governmental Authority. None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults in good faith with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The Parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege concerns.

        (d)   Neither Parent, Merger Sub, nor the Company, directly or indirectly through one of their controlled affiliates, shall enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required to: (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

        (e)   Immediately following the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub in accordance with applicable Law and the organizational documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

        Section 7.09    Obligations of the Parties. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and ensure that prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or generate any Indebtedness, in each case, other than incidental to the Transactions. The Company shall take all actions necessary to cause each of its Subsidiaries to perform their obligations under this Agreement.

        Section 7.10    Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or stock exchange rules (in which case, the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of its issuance), each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Merger, the JV Transaction or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation or Superior Proposal in accordance with Section 7.03(e); provided, however, that this Section 7.10 shall terminate upon a Change in the Company Recommendation).

        Section 7.11    Stock Exchange Delisting. Parent shall use reasonable best efforts to cause (a) the Company Shares and the Company ADSs to be delisted from NYSE Amex as promptly as practicable after the Effective Time, and (b) the Company to be deregistered under the Exchange Act, in each case, as promptly as practicable after the Effective Time.

        Section 7.12    Takeover Statute. If the restrictions of any Takeover Laws are or may become applicable to the Merger or any of the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no such restriction is or becomes applicable to the Merger or any of the other Transactions and (b) if any such restriction is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such Takeover Laws on the Merger and the other Transactions.

        Section 7.13    Resignations. On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company.

        Section 7.14    Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company and shall keep the Company informed with respect to the status, and the Company shall give prompt notice to Parent and shall keep Parent informed with respect to the status, of any Action commenced or, to the Company's Knowledge on the one hand and Parent's Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to the Transactions and no settlement in connection with any such Action shall be agreed to prior to the Effective Time without Parent's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

        Section 7.15    JV Transaction and Digital Li-Ning Termination. The Company shall ensure that the JV Transaction is consummated or completed at or prior to the Closing (a) in accordance with the JV Purchase Agreement in the final form provided to Parent prior to the execution and delivery of this Agreement, and (b) in such a manner so that none of Parent, the Surviving Corporation or any of their Affiliates shall have any liabilities or obligations following the Effective Time with respect to any Joint Venture Entity. Without Parent's prior written consent, the Company shall not amend, modify or terminate, or waive any material rights under the Contracts listed in Section 7.15 of the Company Disclosure Schedule (including the JV Purchase Agreement) or enter into any other agreement with respect to the JV Transaction or with respect to the voluntary liquidation and/or dissolution of the Company's direct or indirect equity interests in Xijiao International Limited, Xijiao Hong Kong Limited or Digital Li-Ning or any Subsidiaries of Digital Li-Ning. The Company and its Subsidiaries shall promptly, but in no event later than thirty (30) days following the date of this Agreement, make any filing required under the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Equity Transfer Income ("Circular 698") promulgated by the People's Republic of China in connection with the actions contemplated by this Section 7.15.

        Section 7.16    Affiliates Contracts Termination. The Company shall ensure that all Contracts that are outstanding and in effect as of the date hereof that are set forth on Section 4.21 of the Company

Disclosure Schedule are terminated at or prior to the Closing in such a manner so that none of Parent, the Surviving Corporation or any of their Affiliates shall have any liabilities or obligations with respect to any such Contracts, and neither the Company nor any of its Subsidiaries shall make any expenditures or incur any liability of any nature in connection with any such termination, except for a termination payment in an amount not to exceed $250,000 with respect to the agreement set forth in Section 4.21(6) of the Company Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE MERGER

        Section 8.01    Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following conditions:

        (a)   Shareholder Approval.    The Required Company Vote shall have been obtained.

        (b)   No Order.    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a "Restraint").

        (c)   Antitrust Approvals and Waiting Periods.    Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        Section 8.02    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

        (a)   Representations and Warranties.    (i) The representations and warranties of the Company set forth in Section 4.03 (Capitalization) shall be true and correct except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 4.17 (Brokers), Section 4.21 (Affiliate Transactions) and Section 4.22(e) (Joint Venture Entities) shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) in all material respects and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein), except where the failure of such representations and warranties of the Company to be so true and correct would not have a Company Material Adverse Effect, in the case of (i), (ii) and (iii) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only.

        (b)   Agreements and Covenants.    The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

        (c)   No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

        (d)   Officer's Certificate.    The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

        Section 8.03    Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

        (a)   Representations and Warranties.    The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely delayed or impeded the ability of Parent or Merger Sub to consummate the Transactions.

        (b)   Agreements and Covenants.    Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing.

        (c)   Officer's Certificate.    Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        Section 9.01    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote (except as set forth in Section 9.01(d)(ii)), by action taken or authorized by (x) in the case of the Company, the Company Board, and (y) in the case of Parent, the Parent Board, as follows (the date of any such termination, the "Termination Date"):

        (a)   by the mutual written consent of Parent and the Company duly authorized by the Parent Board and the Company Board, respectively; or

        (b)   by either Parent or the Company if:

          (i)    the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a principal cause of the failure of the Effective Time to occur on or before the End Date;

          (ii)   any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other intentional breach has been a principal cause of the issuance of such final, non-appealable Restraint; or

          (iii)  the Required Company Vote shall not have been obtained upon a vote held at the Company Shareholders' Meeting; or

        (c)   by Parent:

          (i)    if the Company shall have materially breached or be deemed to have breached in any material respect any covenant, obligation or agreement set forth in Section 7.02 or Section 7.03 and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within ten (10) Business Days following receipt of written notice by the Company from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date;

          (ii)   upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within fifteen (15) days following receipt of written notice by the Company from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(ii) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; or

          (iii)  (x) prior to obtaining the Required Company Vote, if there shall have been a Change in the Company Recommendation or (y) if a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Company Shares reject such Acquisition Proposal and not tender any Company Shares into such tender or exchange offer; or

        (d)   by the Company:

          (i)    upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured in all material respects (x) within fifteen (15) days following receipt of written notice by Parent from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

          (ii)   prior to obtaining the Required Company Vote, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(e); or

          (iii)  if (A) all the conditions to Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five (5) Business Days following the Closing Date, and (C) the Company stands ready, willing and able to consummate the Transactions during such period.

        Section 9.02    Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this

Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall remain in full force and effect and (b) nothing in this Agreement shall relieve any Person from liability for any knowing and intentional breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

        Section 9.03    Fees and Expenses. (a) If this Agreement is validly terminated by

          (i)    Parent, pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii); or

          (ii)   the Company, pursuant to Section 9.01(d)(ii);

then in any such event, the Company shall pay to Parent or its designee (A) promptly (but in any event no later than five (5) Business Days) after Parent terminates this Agreement pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(iii), or (B) on the date the Company terminates this Agreement pursuant to Section 9.01(d)(ii), an amount equal to $9,900,000 (the "Company Termination Fee"), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent.

        (b)   In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (ii) at or prior to the time of the termination of this Agreement a third party shall have announced, commenced, publicly disclosed or made known to the Company Board an Acquisition Proposal, and (iii) within three hundred sixty (360) days following the termination of this Agreement, the Company enters into a definitive acquisition or similar agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, then, in any such case, the Company shall pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within five (5) Business Days after the earlier of the date on which (i) the Company enters into a definitive acquisition or similar agreement with respect to an Acquisition Proposal and (ii) an Acquisition Proposal is consummated.

        (c)   If this Agreement is validly terminated by Parent or the Company pursuant to Section 9.01(b)(iii), then the Company shall, following receipt of an invoice therefor, promptly (but in any event no later than five (5) Business Days) pay to Parent or its designee all of Parent's reasonable and documented out-of-pocket Expenses (including reasonable attorneys' fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the Transactions, which payment shall not exceed $3,300,000 in the aggregate (the "Parent Expenses"), in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent); provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 9.03(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.03(c); provided, further, that the payment by the Company of the Parent Expenses pursuant to this Section 9.03(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.03(b). In the event the Company pays the Parent Expenses pursuant to this Section 9.03(c), the amount of such Parent Expenses actually paid shall be credited against any Company Termination Fee subsequently payable by the Company pursuant to Section 9.03(b).

        (d)   One-half of all Expenses incurred in connection with the filings made pursuant to the HSR Act with respect to the Transactions, and the preparation, printing, filing and mailing of the Proxy Statement (excluding attorneys' fees and expenses) shall be paid by each of the Company and Parent. Except as specifically set forth in this Agreement (including this Section 9.03), all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

        (e)   The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Company Termination Fee and/or the Parent Expenses, as applicable, when due, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for such payment (or any portion thereof), the Company shall pay Parent its reasonably documented Expenses in connection with such Action, together with interest on the amount of (i) the Company Termination Fee and/or the Parent Expenses, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

        (f)    In no event shall the Company be required to pay the Company Termination Fee or Parent Expenses on more than one occasion (provided, that, for the avoidance of doubt, the Company may be required to pay both (i) the Parent Expenses pursuant to Section 9.03(c) and (ii) a portion of the Company Termination Fee pursuant to Section 9.03(b)). Subject to Section 10.06, if the Company pays the Company Termination Fee and/or the Parent Expenses pursuant to Section 9.03(a), Section 9.03(b) or Section 9.03(c), then any such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries, and any of their respective former, current or future officers, directors, partners, equity holders, managers, members, Affiliates or successors (collectively, the "Company Related Parties") and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except (i) that the Company shall also be obligated to pay any Expenses and interest in accordance with Section 9.03(e), (ii) the Company may be required to pay both the Parent Expenses pursuant to Section 9.03(c) and a portion of the Company Termination Fee pursuant to Section 9.03(b) and (iii) nothing in this Section 9.03(f) shall relieve any Person from liability for any knowing and intentional breach of, or fraud in connection with, any provision of this Agreement. The receipt of the Company Termination Fee and/or the Parent Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any of the Company Related Parties arising out of or in connection with this Agreement and the Transactions.

        Section 9.04    Amendment. This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors, at any time prior to the Effective Time; provided, however, that, after the Required Company Vote has been obtained, no amendment may be made that under applicable Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

        Section 9.05    Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other Party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other Party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

 ARTICLE X

GENERAL PROVISIONS

        Section 10.01    Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 7.06, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

        Section 10.02    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):

  if to Parent or Merger Sub:

    c/o Accenture LLP
    1345 Avenue of the Americas
    New York, New York 10105
    Attention: Stephanie K. Schnabel
    Facsimile: +917 527 6126

  and

    c/o Accenture LLP
    800 North Glebe Road
    Suite 300
    Arlington, Virginia 22203
    Attention: Julie Sweet
    Facsimile: +703 947 7666

  with a copy to:

    Kirkland & Ellis LLP
    601 Lexington Avenue
    New York, New York 10022
    Attention: Sarkis Jebejian, P.C.
                       Michael Brueck
    Facsimile: +212 446 4900

  if to the Company:

    Acquity Group Limited
    6th Floor, Alexandra House
    18 Chater Road
    Hong Kong
    Attention: Adrian Chan
    Facsimile: +852 3106 4706

  with a copy to:

    Shearman & Sterling LLP
    12/F, East Tower, Twin Towers
    B-12 Jianguomenwai Dajie
    Beijing 100022, China
    Attention: Lee Edwards
    Facsimile: +86 10 6563 6001

        Section 10.03    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

        Section 10.04    Entire Agreement; Assignment. This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. The Agreement shall not be assigned by any Party without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Parent and Merger Sub may assign this Agreement to any direct or indirect wholly-owned Subsidiary of Parent; provided, further, that no such assignment shall relieve the assigning party of any of its obligations hereunder.

        Section 10.05    Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the Parties hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, after the Effective Time, as set forth in or contemplated by the terms and provisions of Section 7.06 (which is intended to be for the benefit of the Persons covered thereby).

        Section 10.06    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages may not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. Prior to the termination of this Agreement pursuant to Section 9.01, it is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.06 this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.06. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 10.06.

        Section 10.07    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Caymans Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any Party anywhere in the world where such Party is subject to service of process, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 10.02 shall be deemed effective service of process on such Party.

        Section 10.08    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        Section 10.09    Waiver of Jury Trial. Each of the Parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACCENTURE HOLDINGS B.V.
By	/s/ STEPHANIE K. SCHNABEL Name: Stephanie K. Schnabel Title:

MAHI ACQUISITION CORPORATION LTD.
By	/s/ STEPHANIE K. SCHNABEL Name: Stephanie K. Schnabel Title:

ACQUITY GROUP LIMITED
By	/s/ ADRIAN CHAN Name: Adrian Chan Title: Director

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on                          , 2013

BETWEEN

(1)
MAHI ACQUISITION CORPORATION LTD., an exempted company incorporated under the laws of the Cayman Islands on May 14, 2013, with its registered office situate at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands ("Mergersub"); and

(2)
ACQUITY GROUP LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands ("Acquity" or "Surviving Company" and together with Mergersub, the "Constituent Companies").

WHEREAS

(a)
Mergersub and Acquity have agreed to merge (the "Merger") on the terms and conditions contained or referred to in an agreement (the "Agreement") dated as of May 17, 2013 made among Accenture Holdings B.V., Mergersub and Acquity, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (as amended) of the Cayman Islands (the "Companies Law").

(b)
This Plan of Merger is made in accordance with section 233 of the Companies Law.

W    I    T    N    E    S    S    E     T    H:

CONSTITUENT COMPANIES

1.
The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and Mergersub.

NAME OF THE SURVIVING COMPANY

2.
The surviving company (as defined in the Companies Law) is the Surviving Company.

REGISTERED OFFICE

3.
The registered office of Mergersub is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and the registered office of Acquity is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and the registered office of the Surviving Company shall be at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, after the Effective Date (as defined below).

AUTHORISED AND ISSUED SHARE CAPITAL

4.
Immediately prior to the Effective Date the authorized share capital of Mergersub will be $50,000 divided into 500,000,000 ordinary shares of $0.0001 par value per share of which 50,000,000 had been issued and fully paid.

5.
Immediately prior to the Effective Date the authorized share capital of Acquity will be $50,000 divided into 500,000,000 ordinary shares of $0.0001 par value per share of which 48,683,784 ordinary shares had been issued and fully paid.

6.
The authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value per share.

7.
The terms and conditions of the Merger, including the manner and basis of converting shares in Mergersub into shares in the Surviving Company, are set out in the Agreement.

8.
On the Effective Date (as defined below), the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

EFFECTIVE DATE

9.
In accordance with section 233(13) of the Companies Law, the Merger shall take effect on the date this Plan of Merger is registered by the Registrar of Companies (the "Effective Date").

PROPERTY

10.
On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with Section 236 of the Companies Law.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.
From the Effective Date, the Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date shall be the Memorandum of Association and Articles of Association of the Surviving Company except that:

(a)
Clause 1 of the Memorandum of Association shall be replaced in its entirety with a new Clause 1 as follows:

    "The name of the Company is Acquity Group Limited.";

  (b)
  the Articles of Association shall be amended to refer to the name of the Surviving Company as "Acquity Group Limited", in each case, until thereafter changed or amended as provided therein or by applicable laws.

DIRECTORS BENEFITS

12.
There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.
The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[ ]	[ ]
[ ]	[ ]
[ ]	[ ]

SECURED CREDITORS

14.
(a) The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

  (b) Mergersub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

CONSTITUENT COMPANY APPROVALS

15.
This Plan of Merger has been approved by the board of directors of each Constituent Company pursuant to section 233(3) of the Companies Law.

16.
This Plan of Merger has been authorised by the shareholders of each Constituent Company pursuant to section 233(6) of the Companies Law.

TERMINATION

17.
At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

GOVERNING LAW

18.
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

        Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of MAHI ACQUISITION CORPORATION LTD.:

[Name]	Date
Director

For and on behalf of ACQUITY GROUP LIMITED:

[Name]	Date
Director

Note: The Annexes form part of this Plan of Merger.

ANNEX A

(the "Agreement")

ANNEX B

The Memorandum of Association and Articles of Association of Mergersub

ANNEX B

Form of ADS Voting Instructions Card

ACQUITY GROUP LIMITED
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
REPRESENTING ORDINARY SHARES OF
ACQUITY GROUP LIMITED

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Proposal 1	☐	☐	☐	Proposal 2	☐	☐	☐

Mark box a right if you wish to give a discretionary proxy to a person designated by the Comany. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐
Address Change ☐ Mark box, sign and indicate changes/comments below:
Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1.
As a special resolution, to approve and adopt the agreement and plan of merger, dated May 17, 2013 (as it may be amended from time to time, "the Merger Agreement") by and among Accenture Holdings B.V., Mahi Acquisition Corporation Ltd. and Acquity Group Limited (the "Company") and approve the transactions contemplated by the Merger Agreement, including (i) the merger of Mahi Acquisition Corporation Ltd. with and into the Company (the "Merger") and (ii) the sale of all of the 1,995,158 shares in Cool Sports (BVI) Limited and the 1 share in Xijiao International Limited (collectively, the "JV Interests") to Chan Kin Fei Adrian (the "JV Purchaser"), effective as of the closing of the Merger, pursuant to the share transfer agreement, dated May 17, 2013, between the Company and the JV Purchaser (as it may be amended from time to time, the "Share Transfer Agreement").

2.
As an ordinary resolution, to approve any motion to adjourn or postpone the Extraordinary General Meeting (the "EGM") in order to allow the Company to solicit additional proxies in favor of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger and the transfer of the JV Interests pursuant to the Share Transfer Agreement, in the event that there are insufficient proxies received to pass the special resolution during the EGM.

Acquity Group Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the "Depositary") has received notice that an EGM of the Company will be held at 10:00 a.m. (Beijing time), on Wednesday, July 3, 2013, at the office of Shearman & Sterling LLP, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the EGM, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company's two Proposals (described above). Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), July 1, 2013. Only the registered holders of record as of the close of business on June 4, 2013 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of June 4, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the EGM the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

The EGM materials may be obtained without charge, (i) on the internet from the Company's website at http://investors.acquitygroup.com or from the U.S. Securities and Exchange Commission's website at www.sec.gov, (ii) by calling Innisfree M&A Incorporated by phone at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833), or (iii) by writing to Innisfree M&A Incorporated at 501 Madison Avenue, 19th Floor, New York, NY 10022, Attention: Jonathan Salzberger, Re: Acquity Group Limited.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on July 1, 2013.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

ANNEX C

Form of Proxy Card

P R O X Y C A R D

                                          ACQUITY GROUP LIMITED
                                  FOR USE AT THE EXTRAORDINARY GENERAL MEETING ("EGM")
          TO BE HELD ON JULY 3, 2013 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)
                                  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the EGM (or at any postponement or adjournment thereof) of the holders of ordinary shares, nominal or par value $0.0001 per share, (the "Ordinary Shares"), in the capital of Acquity Group Limited (the "Company"), I/we, being the registered holder(s) of Ordinary Shares, HEREBY APPOINT the Chairman of the EGM or                                                                                                                                  of                                                                                                                  as my/our proxy to attend and act for me/us and on my/our behalf at the EGM (or at any postponement or adjournment thereof) to be held at the office of Shearman & Sterling LLP, 11th Floor, Gloucester Tower, the Landmark, 15 Queen's Road Central, Hong Kong, on July 3, 2013 at 10:00 a.m. (local time) for the purpose of considering and voting on the following proposals, as referred to in the Notice convening the EGM dated June 7, 2013:

\*/ PLEASE SIGN, DATE, AND FOLD PROXY CARD HERE, AND RETURN IN THE ENVELOPE PROVIDED \*/

-------------------------------------------------------------------------------------------------------------------------------------------------

☒	Please mark your vote as in this example

1.	As a special resolution, to approve and adopt the agreement and plan of merger, dated May 17, 2013 (as it may be amended from time to time, the "Merger Agreement"), by and among Accenture Holdings B.V., Mahi Acquisition Corporation Ltd. and the Company and approve the transactions contemplated by the Merger Agreement, including (i) the merger of Mahi Acquisition Corporation Ltd. with and into the Company (the "Merger") and (ii) the sale of all of the 1,995,158 shares in Cool Sports (BVI) Limited and the 1 share in Xijiao International Limited (collectively, the "JV Interests") to Chan Kin Fei Adrian (the "JV Purchaser"), effective as of the closing of the Merger, pursuant to the share transfer agreement, dated May 17, 2013, between the Company and the JV Purchaser (as it may be amended from time to time, the "Share Transfer Agreement");	Yes ☐	No ☐	Abstain ☐
2.
	As an ordinary resolution, to approve any motion to adjourn or postpone the EGM in order to allow the Company to solicit additional proxies in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and the transfer of the JV Interests pursuant to the Share Transfer Agreement, in the event that there are insufficient proxies received to pass the special resolution during the EGM.	Yes ☐	No ☐	Abstain ☐

Date:	, 2013

Signature
Signature (Joint Owners)
Title(s)

NOTE: The signature on this Proxy Card should correspond exactly with the shareholder's name as printed above. In the case of joint tenancies, co-executors, or co-trustees, each should sign. Persons signing as Attorney, Executor, Administrators, Trustee or Guardian should give full title.

C-1

Notes:
1.	To appoint a proxy other than the Chairman of the EGM, full name(s) and addresses must be inserted in BLOCK CAPITALS on the reverse side of this form.
2.
If no name is inserted, a shareholder is deemed to have nominated the Chairman of the EGM as proxy. If any proxy other than the Chairman of the EGM is preferred, please strike out the words "the Chairman of the EGM or" and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the EGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
3.
The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE IN FAVOUR OF THE PROPOSALS, TICK THE BOX MARKED "Yes". IF YOU WISH TO VOTE AGAINST THE PROPOSALS, TICK THE BOX MARKED "No". IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSALS, TICK THE BOX MARKED "Abstain". Ordinary Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the EGM or any postponement or adjournment thereof.
4.
This form of proxy must be signed by you or your duly authorized attorney in writing or in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership's behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign.
5.
In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022 no later than 5:00 p.m. New York City time on July 1, 2013 (or such later time and date as may be announced). Failure to comply with the terms of this proxy card will result in this proxy not being valid, provided always that the Chairman of the EGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly submitted. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having submitted this form of proxy, this form of proxy will be deemed to have been revoked.
6.
Where there are joint registered holders of any Ordinary Share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such Ordinary Share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

C-2

ANNEX D

        Cayman Companies Law (2012 Revision) — Section 238

Cayman Companies Law (2012 Revision)—Section 238

238.
(1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)
A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)
An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)
Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)
A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)
his name and address;

(b)
the number and classes of shares in respect of which he dissents; and

(c)
a demand for payment of the fair value of his shares.

(6)
A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)
Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)
Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)
If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)
the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)
the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)
A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

D-1

(11)
At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)
Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)
The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)
Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)
The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

D-2

ANNEX E

Opinion of Goldman Sachs (Asia) L.L.C.

 PERSONAL AND CONFIDENTIAL

May 17, 2013

Board of Directors
Acquity Group Limited
6th Floor, Alexandra House
18 Chater Road
Hong Kong

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Accenture LLP ("Accenture") and its affiliates) of the outstanding ordinary shares, par value $0.0001 per share (the "Shares"), and the outstanding American depository shares, each of which represents two Shares (the "ADSs"), of Acquity Group Limited (the "Company") of the $6.50 per Share and $13.00 per ADS in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of May 17, 2013 (the "Agreement"), by and among Accenture, Mahi Acquisition Corporation Ltd., a wholly owned subsidiary of Accenture, and the Company.

        Goldman Sachs (Asia) L.L.C. and its affiliates (collectively, "Goldman Sachs) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs (Asia) L.L.C. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Accenture, any of their respective affiliates and third parties, including Khazanah Nasional Berhard ("Khazanah"), a significant shareholder of the Company, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for the accounts of Goldman Sachs (Asia) L.L.C. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.

        We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided from time to time and are currently providing certain investment banking services to Accenture and its affiliates for which our Investment Banking Division has received, any may receive, compensation, including having acted as a lender in connection with Accenture's revolving credit facility (aggregate principal amount $1 billion) in October 2011.

Board of Directors
Acquity Group Limited
May 17, 2013

        We also have provided from time to time and are currently providing certain investment banking services to Khazanah and its affiliates and portfolio companies for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a loan provided to Integrated Healthcare Holding ("IHH"), a portfolio company of Khazanah, in January 2012, and as joint bookrunner for the initial public offering of shares of common stock of IHH in July 2012. We may also in the future provide investment banking services to the Company, Accenture and their respective affiliates and Khazanah and its affiliates and affiliated portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs (Asia) L.L.C. also may have co-invested with Khazanah and its affiliates from time to time and may do so in the future.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual report to shareholders and Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2012; certain interim reports to shareholders and Quarterly Reports on Form 6-K of the Company; the Company's Registration Statement on Form F-1, including the prospectus contained therein dated April 27, 2012, relating to the initial public offering of Shares; certain other communications from the Company to its shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the ADSs; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the digital marketing and information technology services industries and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors
Acquity Group Limited
May 17, 2013

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Accenture and its affiliates) of Shares and ADSs, as of the date hereof, of the $6.50 per Share and $13.00 per ADS in cash to be paid to such holders pursuant to the Agreement.

        We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the liquidation, transfer or sale of certain joint venture interests owned by the Company contemplated by the Agreement or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture and its affiliates) of Shares and ADSs, respectively, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Accenture or the ability of the Company or Accenture to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $6.50 per Share and $13.00 per ADS in cash to be paid to the holders (other than Accenture and its affiliates) of Shares and ADSs, respectively, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

By:	/s/ DAN SWIFT
GOLDMAN SACHS (ASIA) L.L.C. Name: Dan Swift Title: Managing Director

ANNEX F

Share Transfer Agreement

Confidential	Execution Version

SHARE TRANSFER AGREEMENT

        SHARE TRANSFER AGREEMENT, dated as of May 17, 2013 (this "Agreement"), between Acquity Group Limited, an exempted company incorporated under the laws of the Cayman Islands ("Seller"), and Adrian Kin Fei Chan ("Purchaser"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined herein).

        WHEREAS, concurrently with the execution of this Agreement, Accenture Holdings B.V., a private company with limited liability registered in the Netherlands ("Parent"), Mahi Acquisition Corporation Ltd., an exempted company incorporated in the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub"), and Seller are entering into an Agreement and Plan of Merger (as it may be amended and restated from time to time, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Seller, with the Seller continuing as the surviving corporation;

        WHEREAS, Seller owns 1,995,158 ordinary shares (the "Cool Sports Shares"), nominal value US$1.00 per share, of Cool Sports (BVI) Limited, a British Virgin Islands business company ("Cool Sports"), which represents all of the issued and outstanding ordinary shares of Cool Sports owned by Seller;

        WHEREAS, Seller owns one (1) ordinary share (the "Xijiao Share" and, together with the Cool Sports Shares, collectively the "Transferred Shares"), nominal value US$0.10 per share, of Xijiao International Limited, an exempted company incorporated under the laws of the Cayman Islands ("Xijiao"), which represents all of the issued and outstanding ordinary shares of Xijiao owned by Seller;

        WHEREAS, in accordance with Section 7.15 of the Merger Agreement, Seller desires to sell and transfer to Purchaser, and Purchaser desires to acquire from Seller, the Transferred Shares, in exchange for which Purchaser desires to pay to Seller an amount equal to (i) in respect of the Cool Sports Shares, the higher of (x) nil and (y) the fair market value, if any, of the Cool Sports Shares as determined by American Appraisal China Limited, and (ii) in respect of the Xijiao Share, the nominal value of US$0.10 (the amounts set forth in clauses (i) and (ii), collectively, the "Share Purchase Price"); and

        WHEREAS, the board of directors of each of Seller, Cool Sports and Xijiao has approved the transactions contemplated herein.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:

        1.     Transferred Shares.    Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, and Purchaser hereby acquires and accepts, the Transferred Shares, effective as of the Closing, without any representation, warranty, recourse or covenant of any kind or nature whatsoever, each of which are expressly disclaimed by each of the parties hereto. The transfer includes all rights and obligations attached to the Transferred Shares as of the date hereof.

        2.     Share Purchase Price.    In consideration for the sale and transfer of the Transferred Shares, Purchaser shall pay to Seller the Share Purchase Price. The Share Purchase Price shall be payable in cash to an account designated by Seller.

        3.     Closing.    Subject to the terms and conditions of this Agreement, the purchase of the Transferred Shares as contemplated by this Agreement shall take place at the Closing.

        4.     Closing Deliveries.    (a) At the Closing, Seller shall deliver to Purchaser (i) a written instrument of transfer in respect of the Cool Sports Shares in the form attached as Exhibit A hereto

(the "Cool Sports Instrument") duly executed by Seller, (ii) a written share transfer in respect of the Xijiao Share in the form attached as Exhibit B hereto (the "Xijiao Share Transfer" and, together with the Cool Sports Instrument, the "Instruments of Transfer") duly executed by Seller, (iii) a certified true copy of the Register of Members of Cool Sports indicating that Purchaser is the registered holder of the Cool Sports Shares and (iv) a certified true copy of the Register of Members of Xijiao indicating that Purchaser is the registered holder of the Xijiao Share.

        (b)   At the Closing, Purchaser shall deliver to Seller (i) the Share Purchase Price and (ii) the Instruments of Transfer duly executed by Purchaser.

        5.     No Claims.    (a) None of Seller, its Affiliates or any of their respective Representatives makes any representation or warranty in this Agreement, express or implied, at law or in equity, in respect of the Transferred Shares.

        (b)   It is hereby agreed by the parties hereto that upon the Closing, (i) none of Seller, its Affiliates or any of their respective Representatives will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from this Agreement or Seller's ownership in Cool Sports or Xijiao; (ii) Purchaser, its Affiliates and any of their respective Representatives shall waive any and all claims against Seller, its Affiliates or any of their respective Representatives with respect to the transactions contemplated by this Agreement or Seller's ownership in Cool Sports or Xijiao and (iii) except for any right or claim that Seller may have pursuant to Section 6 hereof, Seller, its Affiliates and any of their respective Representatives shall waive any and all claims against Purchaser, its Affiliates or any of their respective Representatives with respect to the transactions contemplated by this Agreement or Seller's ownership in Cool Sports or Xijiao.

        6.     Purchaser's Other Obligations.

        (a)   If at any time after the Closing, Purchaser receives or becomes entitled to receive any dividend or other distribution or proceeds, if any, from or on behalf of Xijiao, Xijiao Hong Kong Limited, Digital Li-Ning Company Limited or any Subsidiaries of Digital Li-Ning Company Limited (collectively, the "Liquidating Entities"), in Purchaser's capacity as a beneficial owner of Xijiao, in connection with the liquidation and/or dissolution of each of the Liquidating Entities (the "Liquidation"), Purchaser shall promptly (and in any event within 24 hours after receipt) (i) notify Seller and (ii) transfer (A) any and all such dividends, distributions and proceeds, in immediately available funds to an account designated by Seller, and (B) the right to receive any such dividends, distributions and proceeds to Seller.

        (b)   Purchaser shall use its reasonable best efforts to effectuate the Liquidation (i) in good faith, (ii) in a manner intended to maximize the amount of dividends, distributions and other proceeds to be received by Purchaser, and (iii) so that none of Seller, its Affiliates or any of their respective Representatives shall have any liabilities or obligations with respect to the Liquidation or any Liquidating Entity.

        (c)   From the date hereof until the completion of the Liquidation, Purchaser shall (i) afford Seller, its Affiliates and their respective Representatives reasonable access to all documentation and other information, including by responding to reasonable inquiries, relating to the Liquidation in the possession of Purchaser, its Affiliates or any of their respective Representatives, (ii) promptly notify Seller of all material developments relating to the Liquidation or the Liquidating Entities and (iii) on the first Business Day of each quarter following the date hereof, and on a quarterly basis thereafter until the completion of the Liquidation, provide a written update to Seller describing in reasonable detail the status of the Liquidation.

        7.     Termination.    This Agreement shall terminate immediately upon the termination of the Merger Agreement. Upon termination, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto.

        8.     Expenses.    Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses. The parties hereto acknowledge that the agreements contained in Section 6(a) are an integral part of the transactions contemplated by this Agreement and without the agreements contained in Section 6(a), the parties hereto would not have entered into this Agreement. Accordingly, in the event that Purchaser shall fail to pay any amount payable pursuant to Section 6(a) within five (5) Business Days after becoming due and, in order to obtain such payment, Seller commences an Action which results in a judgment against Purchaser for such payment (or any portion thereof), Purchaser shall pay Seller its reasonably documented Expenses in connection with such Action, together with interest on the amount of (a) the amount for which payment was due and (b) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

        9.     Headings and References; Construction.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, such reference is to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a Person are also to its successors and permitted assigns. The use of "or" is not intended to be exclusive unless expressly indicated otherwise.

        10.   Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

        11.   Entire Agreement.    This Agreement and the Merger Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

        12.   Assignment.    This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the other party hereto (which consent may be granted or withheld in the sole discretion of such party) and any attempted assignment without such consent shall be null and void.

        13.   Amendment.    This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties hereto and Parent.

        14.   No Third Party Beneficiaries.    This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement, other than with respect to Section 12 (which is intended to be for the benefit of Parent).

        15.   Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to the conflicts of law principles thereof. The parties hereto expressly agree that any and all disputes arising out of or in connection with this Agreement will be resolved only in accordance with the dispute resolution provisions of the Merger Agreement which are incorporated by reference and shall apply to the terms of this Agreement and the parties hereto mutatis mutandis.

        16.   Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

        17.   Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 16.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ACQUITY GROUP LIMITED
By:	/s/ GEORGE LU Name: George Lu Title: Chairman
By:	/s/ CHAN KIN FEI ADRIAN Chan Kin Fei Adrian

[Signature Page to Share Transfer Agreement]

Exhibit A

COOL SPORTS (BVI) LIMITED

(the "Company")

A BVI Business Company
with BVI Company Number 1604774

INSTRUMENT OF TRANSFER

Acquity Group Limited (the "Transferor"), for good and valuable consideration received by it from Chan Kin Fei Adrian (the "Transferee") of Room 806, Block 3, China Central Place, Beijing, People's Republic of China, does hereby:

  1.
  transfer to the Transferee the 1,995,158 fully paid ordinary shares in the Company (of a par value of US$1.00 each) (the "Shares") standing in the Transferor's name in the Register of Members of the Company to hold unto the Transferee, its executors, administrators and assigns, subject to the several conditions on which the Transferor held the same at the time of execution of this Instrument of Transfer; and

  2.
  consent that the Transferor's name remains on the Register of Members of the Company until such time as the Company enters the Transferee's name in the Register of Members of the Company.

And the Transferee does hereby agree to take the Shares subject to the same conditions.

This Instrument of Transfer may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

As Witness Our Hands

Signed by the Transferor on                     2013 in the presence of:

Witness	For and on behalf of the Transferor Acquity Group Limited by its duly authorised director

Signed by the Transferee on                     2013 in the presence of:

Witness	The Transferee Chan Kin Fei Adrian

Exhibit B

XIJIAO INTERNATIONAL LIMITED

(the "Company")

SHARE TRANSFER FORM

Dated                                2013

        We, Acquity Group Limited (the "Transferor"), for good and valuable consideration received by us from Chan Kin Fei Adrian (the "Transferee"), do hereby:

  1.
  transfer to the Transferee 1 Ordinary Share (the "Share") standing in our name in the register of members of the Company to hold unto the Transferee, his executors, administrators and assigns, subject to the several conditions on which we held the same at the time of execution of this Share Transfer Form; and

  2.
  consent that our name remains on the register of the Company until such time as the Company enters the Transferee's name in the register of the Company.

SIGNED for and on behalf of TRANSFEROR:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

        And I, the Transferee, do hereby agree to take the Share subject to the same conditions.

SIGNED by the TRANSFEREE:	)
)
)
)
)
)
)

ANNEX G

Form of Support Agreement

Confidential	Execution Version

SUPPORT AGREEMENT

        SUPPORT AGREEMENT, dated as of [    •    ], 2013 (this "Agreement"), among Accenture Holdings B.V., a private company with limited liability registered in the Netherlands ("Parent"), and each of the Persons whose names appear on the signature pages of this Agreement (each, a "Shareholder" and, collectively, the "Shareholders").

        WHEREAS, each Shareholder is the record owner and/or Beneficial Owner (as defined below) of certain ordinary shares of Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), par value $0.0001 per share (the "Company Shares"), as set forth opposite such Shareholder's name on Exhibit A hereto (all such Company Shares and any Company Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholders prior to the termination of this Agreement being referred to herein as the "Subject Shares"); and

        WHEREAS, Parent, Mahi Acquisition Corporation Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger in substantially the form attached hereto as Exhibit B (as it may be amended from time to time, the "Merger Agreement"; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a draft of which has been made available to each Shareholder, which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company (the "Merger");

        NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Shareholders hereby agree as follows:

        1.     Grant of Proxy. (a) Each Shareholder, by this Agreement, with respect to his, her or its Subject Shares, hereby grants an irrevocable proxy to Parent (and agrees to take all such actions and execute all such documents or certificates evidencing such proxy as Parent may reasonably request) to (i) appear and cause to be present (in person or by proxy) all of such Shareholder's Subject Shares at the Company Shareholders' Meeting, (ii) vote, at the Company Shareholders' Meeting, all of such Shareholder's Subject Shares (A) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement, (B) against any Acquisition Proposal or any transaction contemplated by such Acquisition Proposal, (C) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Company and (D) against any action or proposal that would reasonably be expected to, in a material manner, impede, adversely affect or delay the timely consummation of the Merger or the fulfillment of any of the Company's obligations under the Merger Agreement. Each Shareholder further agrees to cause such Shareholder's Subject Shares to be voted in accordance with the foregoing. The obligations of each Shareholder set forth in this Section 1 shall apply whether or not the approval and adoption of the Merger Agreement or any other action described in this Section 1 is or continues to be recommended by the Company Board (and, for the avoidance of doubt, all such obligations of each Shareholder shall apply despite any Change in the Company Recommendation). THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

        2.     Transfer of Shares. Each Shareholder agrees that he, she or it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Subject Shares or otherwise agree to do any of the foregoing, (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Subject Shares or (d) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing his, her or its obligations hereunder.

        3.     No Solicitation of Transactions. None of the Shareholders shall, directly or indirectly, through any officer, director, agent or otherwise, (a) make, solicit or initiate, or take any other action to knowingly facilitate or encourage, any Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with, or with the intent to induce the making, submission or announcement of, or the intent to encourage or assist, an Acquisition Proposal, (c) enter into any agreement relating to any Acquisition Proposal or (d) except as required by applicable Law or stock exchange rules or Governmental Authority, make any public announcement regarding the Merger Agreement, the Merger or this Agreement without the prior written consent of Parent; provided, however, that nothing in this Section 3 shall prevent the Shareholder, in his, her or its capacity as a director or executive officer of the Company from engaging in any activity permitted pursuant to Section 7.03(c) of the Merger Agreement. Each Shareholder shall, and shall cause his, her or its representatives and agents to, immediately cease and cause to be terminated any ongoing discussions or negotiations with any Person (other than Parent and Merger Sub and their respective Representatives) with respect to any Acquisition Proposal. Each Shareholder shall, to the extent it becomes aware, promptly (and in any event, within 24 hours) notify Parent of any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and the identity of the Person making such Acquisition Proposal or request and thereafter shall keep Parent reasonably informed on a prompt basis (and in any event, within 24 hours) of the status and material terms of any such Acquisition Proposal or request.

        4.     Representations and Warranties of the Shareholders. Each Shareholder hereby severally and not jointly represents and warrants to Parent as follows:

        (a)   Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action, and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

        (b)   The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder will not, (i) conflict with or violate the organizational documents of such Shareholder (that is not an individual), (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any Law applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on such Shareholder's Subject Shares pursuant to, any agreement to which such Shareholder is a party or by which any property or asset of such Shareholder is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not, individually or in the aggregate, prevent or materially delay the performance by such Shareholder of any of its obligations pursuant to this Agreement.

        (c)   The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person, except (i) for applicable requirements, if any, of the Exchange Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by such Shareholder of any of its obligations pursuant to this Agreement.

        (d)   Such Shareholder is the record owner and/or Beneficial Owner of the Subject Shares set forth opposite such Shareholder's name on Exhibit A hereto. There are no Company Shares of which a Shareholder is the record owner and/or Beneficial Owner other than the Subject Shares set forth opposite such Shareholder's name on Exhibit A hereto. Except as provided in a Deed in Respect of the Bonds Issued, dated April 3, 2012, among 2020 China Holdings, Ltd., Datai Bay Investments Ltd., SHK Asian Opportunities Holdings Ltd. and 2020 Equity Partners Limited, such Shareholder has (and, with respect to Subject Shares acquired after the date hereof, will have) full power to vote (or cause to be voted) and full power to dispose of (or cause to be disposed), all of the Subject Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. For purposes of this Agreement, "Beneficially Owns", "Beneficial Owner" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act).

        5.     Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

        (a)   Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Shareholders, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

        (b)   The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the organizational documents of Parent, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or by which any property or asset of Parent is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent pursuant to, any agreement to which Parent is a party or by which any property or asset of Parent is bound or affected.

        (c)   The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act.

        6.     Termination. Notwithstanding anything to the contrary, the obligations of each Shareholder under this Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement or any amendment to the Merger Agreement which materially and adversely affects such Shareholder (including, without limitation, any decrease in the Per Share Merger Consideration) and (c) the written agreement of the Shareholders and Parent to terminate this Agreement. Nothing in this Section 6 shall relieve any party from liability for any breach of this Agreement.

        7.     Waiver of Appraisal and Dissenters' Rights. Each Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that such Shareholder may have by virtue of ownership of the Shares (including, without limitation, pursuant to Section 238 of the Cayman Companies Law).

        8.     Miscellaneous. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated; all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their addresses as specified on the signature page(s) of this Agreement or pursuant to such other instructions as may be designated in writing by the party to receive such notice; the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term; if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; this Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; this Agreement shall not be assigned, except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations; this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity; this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State; all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of the City of New York; the parties hereto hereby submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts; process in any such Action may be served on any party hereto anywhere in the world where such party is subject to service of process, whether within or without the jurisdiction of any such court; this Agreement may be executed and delivered (including by facsimile transmission and e-mail) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement; from time to time, at the request of Parent, in the case of any Shareholder, or at the request of the Shareholders, in the case of Parent, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement; each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Accenture Holdings B.V.

Name:
Title:
Address:

[Shareholder]

Name:
Title: